Exhibit 99.2

Aeropuertos Argentina 2000 S.A.

Annual Report and Individual Financial Statements

At December 31, 2021 presented in comparative format

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

ANNUAL REPORT

PRESIDENT´S LETTER

As every year, we present the performance and the main actions implemented in the year by Aeropuertos Argentina 2000 S.A. (hereafter the “Company” or “AA2000”) to the people, institutions, companies and organizations with which the Company has a link.

After most of the restrictions and requirements for international passenger traffic were lifted at the end of the year, we expect the recovery of the level of activity to continue consolidating during 2022.

We have been able to take important actions aimed at strengthening the financial position of the Company during the last year, and we will continue to do so. We will closely monitor the evolution of the level of passengers and the volume of activity in order to take measures to develop the business, the infrastructure, and contribute to the recovery of the sector.

Thus, in compliance with the legal and statutory provisions we submit to the consideration of the Shareholders this Report, the Inventory, the statement of comprehensive income, financial situation, changes in equity, cash flow, the respective notes that they are complemented by the consolidated statements of comprehensive income, financial position, changes in equity, cash flow, the respective notes that supplement them, the Reports of the Auditors and the Reports of the Supervisory Committee for Fiscal Year No. 24 completed on December 31, 2021.

MARTÍN EURNEKIAN

President of Aeropuertos Argentina 2000

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

MEMORY SCOPE

The 2021 Annual Report of the Company accounts for financial and economic performance, and the generation of social and environmental impact of the company from January 1 to December 31, 2021. It has a direct focus on shareholders and investors, as well as all its key publics: employees, unions, shareholders, airlines, contractors and providers, passengers, customers, community, media, chambers, public sector, civil society and intervening bodies.

In this way, in the same document, it consolidates financial and non-financial information, accounting for the importance of sustainable development in the strategy of the business.

OUR AMBITION AND PROPOSAL

AMBITION

To be leaders and referents of the industry, loved by our clients, employees and stakeholders, to be sustainable in the long term.

Exceed the expectations of our customers.	Lead the construction of a virtuous ecosystem.	Operate with simple and agile processes.	Strengthen a culture of innovation, service and commitment

COURAGE TO INNOVATE-SERVICE ATTITUDE-COMMITMENT
PURPOSE
Facilitate the connection of people, goods and cultures to contribute to a better world.

In 2021, the management team defined promoting the business strategy focused on the passenger.

This strategy is dynamic; we continue to review it periodically so that it is aligned with our business management.

Purpose

Facilitate the connection of people, goods and cultures to contribute to a better world.

Ambition

To be leaders and referents of the industry, loved by our clients, employees and stakeholders, to be sustainable in the long term.

Strategic axes

Exceed the expectations of our customers.

Lead the construction of a virtuous ecosystem.

Operate with simple and agile processes.

Strengthen a culture of innovation, service and commitment.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Declaration of sustainability

At AA2000 we have an eye on the people and the environment where we live. We focus on the management based on the satisfaction of our passengers, companions and collaborators to guarantee a quality service, cutting-edge infrastructure, security, accessibility; with the aim that we all live a pleasant experience within our terminals.

We have a strong commitment to the communities of the destinations chosen by our passengers. To do this, we develop programs in partnership with key actors to respond comprehensively to their demands and generate real opportunities; promoting inclusive employment through health, education, art and culture as tools for social growth; and taking care of the environment with a strategy focused on reducing the carbon footprint and responsible management of natural resources.

Thus, from our business, we connect millions of people, assuming our role as a key player in our country and commitment to sustainable development.

From our management we seek to generate a positive change in the communities where we are present. For this reason we are committed to the Sustainable Development Goals (SDG) to actively contribute to the 2030 Agenda for the comprehensive well-being of our country and the world.

Within this framework, during 2021 the principles of a Sustainability Strategy for the company were outlined, with pillars of action defined based on the issues with which it generates a greater contribution to sustainable development, in particular, in the World Agenda for the year 2030;

Leveraging our business units, key areas of the company, the airport ecosystem, communities and multi-sector alliances.

With this focus on the triple impact is how the Company wants to connect Argentina with the other countries.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

	2021		2020
Impact Indicators
Financial capital
Investment (*)	$5,495,661,946		$12,137,416,183
EBITDA (*)	$8,254,766,003		$876,484,610
Income for the year (*)	$(2,548,150)		$(11,394,759,647)
Industrial capital
Passengers traffic	12,823,903		9,707,063
Cargo Traffic (tn)	174,263		143,807
Aircraft traffic	218,560		149,262
Active Airlines	33		48
Airports	35		35
Intellectual capital
Training hours	20,309		30,645
Average hours per employee	10	hs	12	hs
Human capital
Quantity of employees	2,497		2,580
People from vulnerable groups included	6		6
Percentage of employees under collective agreement	66%		66%
Social and reputational capital
Private social investment	$57,475,472		$40,186,437

(*) The figures are presented in homogeneous currency as of December 31, 2021

OVERALL CONTEXT OF THE COMPANY

During the year 2021, although the Argentine National State began an opening regarding the restrictions imposed as a result of the pandemic declared by the COVID-19 virus, the level of international passengers did not grow at the rate foreseen in the financial flow duly determined, given the subsequent presence of new "virus strains" that affected the development of air traffic worldwide and in particular in Latin America, with the airport concession being strongly dependent on such income from international sources.

For this reason, the situation that the Concession went through and the particular situation of the tourist, aeronautical and airport industry made it necessary to continue working together with the Control Body in order to find long-term solutions that contribute to a better transition of the emergency and at the same time the quickest recovery in order to return to an air transport market capable of supporting the growth and economic development of the Nation.

In this context, on September 23, 2021, based on the detrimental effects that the COVID-19 pandemic had on air traffic, ORSNA approved ORSNA Resolution No. 60/21, which provided for the postponement to December 2022 of the following commitments: (i) programming of funds for works and redemption of preferred shares for $406.5M and (ii) regularization of the specific assignment of income owed from 2020. Likewise, the ORSNA deferred until June 2023 the adjustment necessary to balance the financial projection of income and expenses.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

In turn, the agreements reached were judicially approved by Resolution dated December 30, 2021 of the Contentious Administrative Court No. 9.

Although there is still a degree of uncertainty about the development of the activity and it is estimated that the recovery of traffic will not be fast, the measures taken by the National Government are consistent with the development of the concession.

MEMBERS OF MANAGEMENT

Board of Directors

Position Held [1]	Name	Age Group	Status	First Appointment
President	Martín Francisco Antranik Eurnekian	30-50	Executive	04/26/2017
Vice-President	Antonio Matías Patanian	+50	Executive	04/21/2014
Director	Máximo Luis Bomchil	+50	Non-independent	04/24/2009
Director	Orlando J. Ferreres	+50	Independent	04/25/2016
Director	Jorge González Galé	+50	Independent	04/25/2016
Director	Agustín Herrera	30-50	Non-independent	08/10/2021
Director	Estanislao Graci y Susini	+50	Independent	12/10/2020
Director	Anibal José Pittelli	+50	Independent	12/10/2020
Alternate Director	Gustavo Pablo Lupetti	+50	Executive	05/29/2008
[1] All members of the Board are Argentinian.

The Supervisory Commission is made up of regular Syndics: Patricio Alberto Martin, Tomás Miguel Araya and Jorge Roberto Pardo. Alternate Syndics: Francisco Martín Gutiérrez, Alejandro Esteban Messineo and Javier Rodrigo Siñeriz.

ETHICS AND TRANSPARENCY

The Company has different tools and channels of dialogue that allow to guarantee the transparency, clarity and seriousness of our processes.

1.	Compliance and Internal Control Department and the Integrity area.

The role of the Compliance and Internal Control Department is to ensure compliance with the values set out in the Code of Conduct: Trust, Professionalism, Respect, Honesty, Transparency, Commitment, Legality, ensuring ethical conduct by all employees of AA2000 in its daily performance, as well as that of its business partners, aligning its behavior to the highest ethical standards. This not only covers adherence and compliance with current regulations but also the company's internal policies and procedures that establish the guidelines for conduct with our investors, shareholders, employees, customers, suppliers, the environment, institutions and public bodies. and private, as well as with the entire community.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

This ethical business model also leads to higher profitability by ensuring one of our main values, our reputation.

To achieve this goal, this direction has as its main actions three fundamental axes: prevention, through the adoption of mechanisms and tools that generate a culture of integrity and serve as a fundamental guide for business development; risk management with a risk assessment appropriate to the global and local context, but above all to the industry in particular; the remedial measures that establish what consequences should be applied to those behaviors that imply behavior contrary to our Code of Conduct or contrary to the laws and regulations in force.

It should be noted that, during 2021, the responsibilities for compliance with the Compliance program were consolidated under the roles of a new structure made up of the CAAP Legal and Compliance Director, the CAAP Compliance Manager, to whom the members of the area team of AA2000 Compliance report. This restructuring was decided in order to more clearly establish the scope of the responsibilities of this department, as well as to promote the growth and solidity of compliance and development of the AA2000 Integrity Program.

2.	Code of Conduct

Its purpose is to establish guidelines governing the ethical behavior of all members of the Company (directors, trustees, committee members and employees) and ensure that they are observed effectively in order to maintain a highly professional behavior and integrity, not only within the Company but also in relations with clients, permit holders, suppliers, subcontractors, agents, consultants, public authorities, the business community, regulatory agencies and society in general.

In order to ensure compliance with it, AA2000 has implemented as a guideline of commitment by the staff, the signing of the Commitment Mission by all employees.

As from the year 2021 through the Docusign tool, whose level of compliance is 87.58%, including all incoming staff. The Integrity clauses have been incorporated in the text of the contracts with Third Parties and allow to inform Suppliers and Licensees the existence of a Code of Conduct and related policies of which their acceptance and commitment with the fulfillment of the same is requested.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

3.	Whistleblower Policy

The Company has approved the Whistleblowing Policy that establishes the procedure and the guarantees for carrying out and handling complaints in cases of breaches of the Code of Conduct and related policies. Applies to AA2000 and all board members, trustees, committee members, employees and interns (the "collaborators") as well as suppliers, commercial agents, representatives, contractors, subcontractors, clients, permit holders and other stakeholders (the "business partners"). This policy establishes the protocol for the treatment and investigation of the cases received through the complaints channels, its pillars being confidentiality, the option of anonymity and zero tolerance for reprisals.

Likewise, a Complaints Committee has been created, made up of the by the Compliance Manager, the Internal Audit Manager, and the chairman of the Audit Committee, who will coordinate the investigation and follow up on each case.

The correct treatment of each complaint is brought before it in accordance with the previous classification of the same that allows to identify the nature of the affected assets and values. For this purpose and according to the classification, the research is carried out by an interdisciplinary team that may involve other areas of the company that can and should provide the technical knowledge and suitability required for the correct investigation.

4.	Conflict of Interest Prevention Policy.

The company has this policy, the objective of which is to establish the guidelines on the behavior that collaborators must assume when a conflict of interest arises.

This type of conflict arises when an AA2000 Collaborator, by virtue of certain commercial, professional or family ties, puts or may put their personal or third-party interests before those of the Company and when said personal interests influence or may influence their commercial criteria, your decisions or actions.

To prevent or manage this type of risk, the company establishes the procedure by which Collaborators and Business Partners must declare the existence of any of these links through a declarative regime.

Regarding compliance with the submission of sworn statements, a compliance level of 91% was reached based on the AA2000 staff payroll.

5.	Gifts Policy

The Society approved this policy that aims to regulate the granting and reception of gifts and services in the workplace, as well as the performance of donations and charitable contributions in a transparent manner, without obtaining advantages or exercising undue influence, to ensure the construction of relationships intact. It covers both the Collaborators and their Commercial Partners and establishes the procedure for the declaration and approvals applicable to each case, as well as limits, prohibitions, cases in which prior authorization is required, declaration forms and self-assessment questions.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

6.	Policy for the Prevention of Misuse of Privileged Information

The Company approved this policy whose purpose is to establish the guidelines that will help employees, and anyone who for his work, profession or function is in privileged information (as defined in the policy) to meet their obligations according to the legislation and regulations on Securities in force in Argentina and in the jurisdictions in which the Securities of the Company and its related companies are issued or marketed.

7.	Relationship with Third Parties: Due Diligence

The Procedure for the Due Diligence of Suppliers and Concessionaires contemplates the conditions under which an expanded evaluation of risks of the Third Party must be carried out based on the weighting of different factors, background search, and other actions aimed at achieving an in-depth knowledge of the party and assess the feasibility of the recruitment.

During 2021, due diligence was carried out on 77 suppliers and the Due Diligence of Permit Holders was implemented, having analyzed 270 permit holders. according to the thresholds established in the standard.

8.	Relationship with Related Parties: Control

The Company identifies transactions with related parties and has internal regulations for its treatment in the audit committee. Additionally, it adheres to the procedure of its controlling party to identify them in a timely manner and ensure the arm's length conditions of the transaction.

9.	Communications

The Integrity Department has developed a communications plan through which it generates information about policies, guidelines and Integrity initiatives in a clear, direct and transparent way for all employees. During 2021, the Integrity Department communicated to the collaborators the update of its section on the Intranet with the standards, guidelines and policies in relation to:

■	Code of conduct;

■	Conflict of Interest Prevention Policy and its declarative regime (DDJJ);

■	Gifts and Hospitality Policy;

■	Prevention of Improper Use of Privileged Information

■	Complaints Channel.

10.	Trainings

The Company has a training plan on Ethics and Integrity based on various training formats about the AA2000 Integrity Program, such as face-to-face classes, e-learnings, etc.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

During 2021 the company has completed a Training plan that consisted of:

-	Training workshop on Compliance in Aeroparque aimed at hierarchical personnel

-	Training on the Compliance Program at the San Juan Airport

11.	Channels of claims before the Regulatory Body of the National Airport System (ORSNA)

Through a web page and a toll-free telephone line, the regulatory entity receives and manages the complaints and suggestions that users and the general public of the airports send, raising possible disagreements or suggestions regarding the service.

12.	Confidentiality in data management

The Company has standards and processes that establish a prohibition to use for personal benefit and disclose information related to any aspect of the Company's commercial activity, except when required to perform the functions. Likewise, every employee must observe the confidential use of information obtained from third parties.

ECONOMIC PERFORMANCE

At the end of this fiscal year, and given the scenario detailed in the section of the General Context of the Company, we have generated income of $31,582,796,426. The net result for the year ended December 31, 2021 showed a loss of $2,548,150 and the net worth as of that date reached $67,318,786,392.

On the other hand, the COVID 19 pandemic continued to negatively affect passenger volume. The second wave of COVID 19 that affected Latin America since mid-February of last year gave rise to new restrictions and travel requirements, which impacted the recovery that had been experienced towards the end of 2020 and the beginning of 2021. Given the complex context originated in the new variants of the virus, the government authorities decided to continue with the closure of borders that took place since March 2020, and restrict the quota of international passengers that could arrive daily. This limit, implemented since June 2021, was relaxed in the following months and was finally eliminated in October 2021. Although these circumstances had a negative impact on the number of passengers that passed through our terminals, the total number of passengers in the year improved 32, 1% compared to 2020, although it was -69.3% compared to 2019

During 2020, due to the drop in operations, and as a protection against the crisis, the Company has interrupted the entire infrastructure works scheduled for completion during that year. However, taking advantage of the decrease in operations and the reorganization of certain routes, it was decided to carry out the works on the runway and terminal at the Jorge Newbery Airport, which implied its temporary closure, with reopening from March 2021. It should be noted that this work was carried out with existing funds in construction trusts, so there was no impact on the company's cash flow. In addition, during this year certain infrastructure works were gradually resumed, mainly in Bariloche and the airports in the Buenos Aires area.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Likewise, continuing with the strategy of safeguarding the Company's finances initiated in 2020, a new Exchange Offer has been made, which reached the participation of 67% of the holders of the bond exchanged in 2020, allowing the Company's financial debt to be refinanced. . Bank loans were also refinanced, extending the principal cancellation terms. Likewise, the company's cash was strengthened through the issuance of new international bonds for a total of US$ 126 million with final maturity in 2028 and 2031, and a dollar-linked ON in the local capital market for US$ 30.5 million maturing in 24 months.

INFRASTRUCTURE

During the financial year 2021, projects and works have been carried out in the different concessioned airports.

It is worth mentioning that as a consequence of the Covid-19 pandemic, the works that were in execution on the date of its declaration are paralyzed.

As of the date of issuance of these financial statements, the Company is working together with the Regulatory Body in the reactivation and redefinition of the works plan.

Ezeiza International Airport

The following works are in execution, with paralysis due to the pandemic:

-	New Control Tower. (Project and supervision of AA2000);

-	Ring beacon and main electrical substation;

-	Departures Building - Hall B and Zeppelin;

In execution after the stop due to the pandemic:

-	New Parallel Shooting to Header 35; and

-	TWY beacon to Header 35.

Jorge Newbery Airport

The following works are in execution, with paralysis due to the pandemic:

-	Exterior works - sidewalks - landscaping - coastal landfill and underground parking.

The works launched taking advantage of the closure of the Aeroparque operations continue to be executed:

-	Realignment of International Items;

-	Readjustment International Arrivals; and

-	New South Rolling System and Adaptation of the South Strip, Sanitary Network and Sewage in Cabecera Sur. In this work, the works on the filming and strips are finished, only the works related to the sanitary network continue.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Comodoro Rivadavia Airport

The work of New Beaconing is in the process of reactivation, after the stop due to the pandemic.

Cordoba airport

The following works are in execution, with paralysis due to the pandemic:

-	Expansion of the parking lot;

-	Beaconing for runway 18-36; and

-	Atmospheric discharge protection system.

Iguazú airport

In execution, with paralysis due to the pandemic, in the process of reactivation:

-	Remodeling and expansion of the passenger terminal; and

-	New Parking.

Bariloche airport

The Terminal Re-functionalization Works are in execution, after paralysis due to the pandemic.

San Fernando airport

The work of the New Control Tower is in execution, after paralysis due to the pandemic;

San Juan airport

The remodeling work of the passenger terminal is underway, with a stoppage due to the pandemic. Currently, a new tender is being carried out to allow the completion of the works.

La Rioja airport

The work is underway, after paralysis due to the pandemic:

-	New Passenger Terminal; and

-	New Parking.

Esquel airport

In execution, after paralysis due to the pandemic,

-	Work of Integral Remodeling of the Passenger Terminal; and

-	TWR Control.

Jujuy airport

In execution, with paralysis due to the pandemic:

-	Comprehensive remodeling of the passenger terminal;

-	New Parking and Roads; and

-	New Control Tower.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Operational security

During 2021, the guidelines established in the Operational Safety Policy continued to be systematically applied, updating its content and generating its dissemination, thus guaranteeing the safe conditions of air operations at each of the concession airports.

In addition, we concluded the development of a new safety event notification system, the current status of which is in the testing phase.

We developed an operational safety training program for all personnel at the concession's airports, which has been made available and a high degree of compliance has been achieved.

Together with the ANAC, the ICAO aerodrome certification process of the Tucumán International Airport continued. We successfully concluded Phase IV of the process and we are awaiting the delivery of the certificate.

We began a staff training process, and the development of a procedure for the execution of a new methodology worldwide called Global Reporting Format (GRF), which means Global Reporting Format, established by ICAO, which is a standardized way of reporting the conditions of the state of the runway surface, mainly in adverse weather conditions.

Electronic security

During 2021, Electronic Security worked on a management manual for the technical area where the processes of the area and its management indicators were defined and characterized.

On the other hand, the planimetry and technical documentation of 24 airports in relation to the CCTV systems were carried out, maintenance plans were agreed and remote technical assistance was provided to airports in the interior of the country, resolving 32 of 34 requirements. .. Lastly, training instructions were prepared for maintenance personnel at all those airports that have Hikvision iVMS4200 technology installed so that they have autonomy when it comes to resolving any failures that may arise.

Fire protection

During the 2021 period, the Fire Protection Management has adapted its necessary activities to times of pandemic, in order to ensure fire protection and human safety conditions.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

In this regard, preventive activities have been carried out at different airports, such as virtual training, updating of emergency neutralization and evacuation plans, and evacuation drills to logistically and operationally assess the status of each terminal and its personnel: to develop prevention awareness and improve behavior in emergencies, conveying the need to protect assets, labor sources, but essentially safeguard people's lives, and the continuity of activities, not only of those who fulfill functions in the airport field, but of the passengers and public that is in an airport, with the benefit of reducing liabilities in all those involved, under the current concept of Emergency Management, before, during, and after it, and a rapid transition from the emergency situation to a state of normality.

Cargo Terminal

Through the Cargo Terminal, the Company offers storage and integral logistics services to foreign trade agents who import and export by air, to general cargo operators and to private clients in the international airports of Ezeiza, Aeroparque, Mar del Plata, Córdoba, Mendoza and Tucumán.

In such a challenging context marked by a pandemic, our terminal has had to adapt quickly and efficiently in order to continue operating normally.

During the year 2021, the Cargo Terminal had a cargo movement (import, export and branches) of 177,788 tons, this figure representing a growth of 21% over the previous year.

The number of personnel at the end of the financial year amounted to 538 people, including management, administrative and operator personnel.

The year 2021 was marked by highly specific needs, directly related to the fight against Covid-19, and that is why we had to internalize health protocols and procedures for the correct treatment of health supplies, antigens and vaccines that passed through our warehouses. .. An absolutely new learning experience for all members of the Terminal. The import and export of these products (except for the case of the Sputnik V vaccine, which has its own temperature requirements) was operated on the runway and passed through TCA: Total covid 2021 vaccines: 124 guides - 5,176 packages - 588,286 kilos.

In addition, we have given continuity to the Joint Sanitary Work Table as a meeting space for the organizations that operate in the terminal.

The Collaboration Agreement signed between AA2000 and the Argentine Red Cross, held in April 2020, was renewed in 2021 and the physical space duly assigned (built and with services) was expanded to 1,400 m². It is located within the Argentina Cargo Terminal, Import Sector. The purpose of this agreement is to facilitate the stowage of all nationalized cargo and the storage of imported goods to face the health crisis caused by Covid-19. In this way, the first Humanitarian Hub of the Southern Cone was established at the Ezeiza airport, which will play a key role not only in the fight against this disease, but also in streamlining the humanitarian logistics response and the distribution of the necessary stock to provide immediate help in cases of emergencies and disasters at the national level and to other countries in the region such as Bolivia, Brazil, Chile, Paraguay and Uruguay.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

The special bonus agreement with the National Ministry of Health was also renewed, whose charges (mainly vaccines and medicines) receive maximum speed and priority treatment, in addition to the 100% bonus of all associated costs.

On the other hand, through the Agreement between AA2000 and the Ministry of Science and Technology of the Nation, by which we promised to facilitate the process of importing goods and supplies used for scientific and technological research in our country, discounts have been on the costs of services to all loads that enter TCA and are destined for institutions of the scientific-technological system.

Also in 2021, the Argentine Cargo Terminal has begun to participate in the Interministerial Commission for the Facilitation of Air Transport, which was reactivated after six years. These meetings are spaces that coordinate the dialogue between all the actors in the aeronautical sector, for the reactivation of air transport in our country (ORSNA, PSA, EANA, Migrations, Senasa, Customs, National Meteorological Service, Border Health, Aerolineas Argentinas, Intercargo and Interpol).

With regard to advances and technological improvements in this business unit, we highlight the following milestones:

-	Implementation of the parking self-management system, through a web page from which it is possible to pay easily.

-	Incorporation of a new collection method (interbanking), so that payments can be made remotely and without the need to go to the treasury.

-	Creation of a self-management portal for clients, accessible from our institutional website for various procedures.

-	Enabling new communication channels with customers in a pandemic context in our Customer Service Center.

-	Development of Business Intelligence (Qlik) dashboards for the Operations sectors, in order to facilitate the interpretation of the area's information.

-	Upgrade of the video surveillance system (CCTV AVIGILON) phase II, which involved the incorporation of 26 new cameras in the public area of this Terminal.

In terms of security, we have managed to maintain the status of accredited agent in Ezeiza and Córdoba, supervise the branches of Aeroparque, Mar del Plata, Mendoza and Tucumán, as well as guarantee the safety of cargo flow during the health emergency.

The key security activities of the terminal have focused during 2021 on guaranteeing the flow of vaccines to mitigate the effects of covid-19. To this end, multiple procedures for import and export revenues have been designed, planned, executed and supervised together with the Airport Security Police and Customs in conjunction with the Argentine Federal Police and agencies of the Ministry of Security and Health of the Nation and Province and other actors in the airport ecosystem.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

The security system continues to be provided to the Red Cross sector as a result of the Collaboration Agreement.

With regard to the branches of AER, COR, MDZ, MDQ and TUC, a process of continuous improvement of the CCTV physical and electronic security system has been initiated, facilitating the continuity of the service despite the pandemic.

The smart accreditation system for entry to TCA has also been adapted, managed with PSA the disinfection of the streets and accesses of the cargo terminal every two weeks with the hydrant truck of said force, focusing on the sectors with the highest influx of people.

Together with the systems management, new cameras have been incorporated in the cargo warehouses and in the office building (EDO) to the CCTV.The installation of two double-view scanners has been managed in the accredited agent in the transit sector and Courier export to comply with the standards of the US TSA (transportation security administration).

We continue with the implementation of double explosive trace detection (ETD) control for airline cargo, which has been coordinated with TCA's commercial and systems management to optimize customer service.

The installation and operation of the DSE (Shipping Security Declaration) for export courier cargo has been implemented in order to comply with the corresponding AVSEC regulations of the accredited agent and coordination meetings have been initiated with the infrastructure and systems management for the design of a project to expand the sector during 2022.

PASSENGERS

The Company has its focus on the client, understanding this is not only to passengers or airlines but also to all the people who work and transit in their airports. In this way, it develops improvement plans in the attention and contact with the key publics to improve the decision making in the airports and to approach the answers to the needs of our users in a more agile and efficient way.

Profile of the passengers

Passenger Traffic	2021	2020

Domestic	10,402,885	5,988,323
International	1,984,597	3,364,394
Transit	436,421	354,346
TOTAL	12,823,903	9,707,063

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Cargo Traffic (tn)	2021	2020

Domestic	1,678	1,577
International	158,049	132,444
Post Mail	14,536	9,786
TOTAL	174,263	143,807

Aircraft Traffic	2021	2020
Passenger Aircrafts	107,223	79,315
Cargo Aircraft	6,466	5,595
Others	104,871	64,352
TOTAL	218,560	149,262

-	Throughout the year 2021, a gradual recovery of commercial activity has been generated, which is evidenced by the increase in the number of passengers and aircraft movements. This recovery has been slowed down at times, especially in international traffic, due to established restrictions, such as passenger quotas upon arrival and/or restrictions on passengers from countries whose health situation was compromised. In the last quarter of the year, these quotas have been eliminated.

-	During the year 2021, compared to the year 2020, the number of total passengers carried increased by 32.1%. On the other hand, if compared to 2019, it is -69.3%.

-	The movement of aircrafts increased by 46.4% compared to 2020. On the other hand, if compared to 2019, it is -49%.

-	Cargo transportation increased by 21.2% compared to 2020. On the other hand, if compared to 2019, it is -23.2%.

Infrastructure changes

-	Work continued on the re-functionalization of the terminal at the Bariloche Airport, with the incorporation of 5 check-in counters and the modernization and expansion of the capacity of the departure baggage processing system.

-	Redesign of the Puerto Madryn Airport Commercial Platform to allow the operation of Boeing 737-800 aircraft.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Operational procedures and acknowledgments

-	The Aeroparque certification process began.

-	First Continuous Surveillance audit at the Mendoza Airport, the first certified airport.

-	Together with the ANAC and the AESA, an audit was carried out prior to the certification of the Tucumán International Airport.

-	Virtual training programs and courses were developed for airport operations and safety personnel, on topics such as movement area inspections, snow operations, Global Reporting Format (GRF).

-	Definition of procedures for the evaluation and reporting of runway conditions according to the Global Reporting Format, for international airports.

1.	Marketing

“TRAVELING NETWORK” CAMPAIGN

The COVID-19 Pandemic raised many questions when traveling. New measures are constantly being taken and various restrictions are arranged from government and health entities around the world. That is why at Aeropuertos Argentina 2000 we identified a constant problem for users: there was no single place to find the necessary information to be able to travel without problems.

For this reason, we created Red Viajera (Traveling Network), a platform where all the relevant information is posted and where all the players in the ecosystem (Airports, Airlines, Agencies, Chambers, Associations, Organizations, Ministries and opinion leaders) come together to help passengers.

To achieve this connection, an interdisciplinary team was created in charge of compiling all the information from official sources and making it available to the user. In addition, we created a landing page on our website, which had updated information 24 hours a day. Finally, we carried out a campaign on social networks (Facebook, Instagram, Twitter), Google and in the main newspapers throughout the country, with the aim of publicizing the platform.

NEW SOCIAL MEDIA STRATEGY

In accordance with the new brand platform worked on throughout 2020, a new communication strategy was developed on social networks based on the four brand attributes: technical knowledge, closeness to people, sustainability and innovation.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

The first step was to create a differentiated strategy by social network that would allow us to build brand awareness and position the Aeropuertos Argentina 2000 brand as the host of the beginning and the end of trips. On the other hand, the great objective was to generate interaction with users by providing relevant information.

For this, new communication formats were created and the following topics were developed: Covid-19 information, frequently asked questions, Services, Sustainable Passenger and trends.

LOYALTY PROGRAM

With the aim of retaining the collaborators who work inside the airport and seeking to improve the conversion of gastronomic premises, we sought to develop a benefits program for the airport community.

To do so, an easily accessible tool such as WhatsApp was selected in order to have a communication channel available to everyone.

The type of communication that we would carry out and the different benefit proposals were designed through a chatbot that, when sending a message, would display a menu of options (Promotions, News, About the program and Survey).

This allows us to continue promoting the ambition of being leaders, benchmarks and loved

NEW PROJECTS

Under the mission of Digital Business, the development of new projects was carried out accompanying the digital transformation of the company.

Bearing in mind that the new normality forced us to change, we had the idea of generating new table areas throughout the airport in which we included a QR code with a double function: for permit holders, to identify from which table the order was being placed and for the customer, the possibility of, by scanning it, reviewing the gastronomic offer of multiple airport locations.

This action translated into an increase in seating spaces for permit holders as well as providing a contactless experience for passengers, prioritizing safety and distance.

To carry out communication between passengers and permit holders, a new ordering platform was developed that works in Ezeiza and Aeroparque so that customers can easily place their orders as in any known e-commerce platform.

2.	Business improvements

The main objective of the management is that the passengers, companions and clients of the Company live a good experience.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

During 2021, the Ezeiza Airport Commercial Area focused on generating proposals in this regard, which are listed below:

-	Reopening of the Vip Lounge at Gate 1, adapting the service protocols. A new service was also incorporated for purchase and delivery users in the Duty-free products room.

-	Incorporation of premises to the gastronomic proposal in the terminals, and a specific area with food trucks was set up with a proposal designed for airport employees.

-	Installation of vending machines with innovative technology (artificial intelligence) that offer new products.

-	Launching of the “Airport Community” discount program aimed at bringing offers to employees from the airport's commercial premises through a digital channel.

During the month of March 2021, the Jorge Newbery Airport was reopened again after the Regionalization Work (new runway and beaconing + new international zone).

The main actions carried out during 2021 to improve the passenger experience at Aeroparque Jorge Newbery were the following:

-	Outdoor waiting areas (pre check-in area) were added with space for seating and food trucks.

-	High chairs for babies were incorporated in both Food Courts, strollers to use free of charge in the terminal, and van carts in boarding to improve the experience of our passengers traveling with children.

-	Passenger Satisfaction Surveys were resumed.

-	Incorporation of the Portuguese language to the posters in the International area.

VIP-CLUB

-	The gastronomic offer was improved

-	Carrying out passenger surveys to find out the level of satisfaction of our users.

-	Improvement of the Passenger Registration System, incorporating touchless technology.

-	A New Telephone Switcher was implemented to improve the customer query service.

-	Resumption of the immigration procedures service in the VIP lounge for members.

3.	Attention channels

Considering the pandemic situation and seeking to generate greater engagement with customers, a QR code was created that facilitates interaction with our customers, through the different contact channels (phone, chat, frequently asked questions and complaint form). Posters with the QR were installed at strategic points in the airports: entrances, halls, departure lounge, arrivals area, parking fee booths and each of the commercial services. The volume of cases tripled in 6 months.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Likewise, to comply with the ORSNA requirement, a WEB service was developed that directly feeds its complaints system, avoiding manual loading and optimizing the registration and management of cases.

Continuing with the improvements in the frequent consultations on the chat, the ChatBOT, an automated response system, was implemented.

During the last part of the year, the satisfaction surveys were gradually resumed and a dashboard was generated to analyze the results and generate action plans, with direct access from the intranet

SUPPLIERS

The main suppliers of the Society are divided into seven major groups:

-	Providers of architecture, engineering and civil works builders for airport terminals.

-	Suppliers of engineering and works of landing and take-off runways, taxiways, platforms and access roads.

-	Suppliers of specific airport equipment (beacons, signaling, fire, fuel).

-	Security, maintenance and cleaning service providers.

-	Suppliers of materials and supplies in general.

-	Suppliers of electricity, gas and potable water services.

-	Other suppliers.

The Company values local development, which is why it mainly purchases products and services of national origin, with the exception of those products that must comply with international quality standards related to the activity.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

HUMAN CAPITAL

1.	Main indicators

EMPLOYEES	Male 2021	Female 2021	Total 2021	Male 2020	Female 2020	Total 2020

Total Number of Employees	1,929	568	2,497	1,983	597	2,580
By category
Director	14	1	15	14	1	15
Manager	112	21	133	114	22	136
Chief	260	66	326	267	63	330
Senior Analyst	167	106	273	163	103	266
Non Executive	49	51	100	64	64	128
Under agreement	1,327	323	1,650	1,361	344	1,705
By Region
CABA and GBA	1,435	432	1,867	1,498	459	1,957
Interior of the country	494	136	630	485	138	623
By age:
Under 30 years - CABA and GBA	85	76	161	119	108	227
Under 30 years - Interior of the country	39	13	52	52	17	69
Between 30 and 50 years - CABA and GBA	976	314	1,290	985	306	1291
Between 30 and 50 years - Interior of the country	338	112	450	320	110	430
More than 50 years – CABA and GBA	374	42	416	394	45	439
More than 50 years - Interior of the country	117	11	128	113	11	124
By contract class
Permanent	1,906	558	2,464	1,974	593	2,567
Temporary	23	10	33	11	2	13
Other indicators:
Number of employees with disabilities	6	-	6	6	-	6

Breakdown by age and position 2021	More than 50 years	From 30 to 50 years	Less than 30 years
Director	5	10	0
Manager	66	67	0
Chief	98	221	7
Senior Analyst	44	207	22
Non Executive	15	65	20
Under agreement	316	1,170	164

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Collective labor agreement	Within the agreement	Out of the agreement
Total number of personnel	1,650	847
Percentage of total employees	66%	34%

2.	Recruitment and internal searches

In 2021, 76 employees joined the company, 64 outside the agreement and 12 within the agreement.

On the other hand, 113 internal movements were made. Among them, 79 movements were area passes and internal promotions of the team outside the agreement; and 34 were re categorizations of collaborators within the agreement.

3.	Internal talent management

During 2021, we continue to promote the training of our teams. We launched the new Digital Learning platform and created internal content specially designed for our teams.

We take advantage of digital tools to learn and communicate with presentations, webinars and live training, which facilitated reaching our teams in different parts of the country.

Additionally, we continue to promote Agility at different levels of the organization. We implemented a process of Cultural Evolution to bring Agility to the day to day of all our teams. This allowed us to improve collaboration and communication between the different teams, prioritize business needs and focus on delivering concrete results. To do this, we carried out a special training program for leaders, in which we had more than 310 participants. In addition, we created a new role to facilitate this process, the Agility Coaches. We selected 94 members of the organization, representing each airport and different teams within it, and we specially trained them so that they, later, enhance agility in their teams.

We accompany teams with an increase in the number of communication events, especially in the case of leaders, doubling the number of meetings throughout the year, in order to keep them informed of the challenges at each stage.

In addition, we provide technical training for our operational teams prioritizing programs in:

-	Operation Snow.

-	Beaconing.

-	Pavement Maintenance.

-	Electricity

-	Safety and hygiene

-	GRF

-	Movement area inspection

-	Sign Language

-	Vaccine handling

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Internal training indicators	2021	2020
Number of courses given	144	107
Number of people trained	2.011	2.399
Number of training hours	20.309	30.645
Average of hours per employee	10 hs	12 hs

Performance management

In 2021, all AA2000 Non-Agreement members defined individual objectives, received feedback during the year and were evaluated for compliance at the end of the year.

In the case of members Within the Agreement, in 2021 we renewed the tool to carry out the process within BetterMe, Globant, together with the rest of the organization. In your case, the objectives are common to everyone based on their role.

This process enhances the professional development of our teams and increases the instances of communication between leaders and collaborators.

4.	Scholarship Program

In 2021 we continue to accompany those who had obtained a scholarship in 2019, facilitating their learning and pushing them to improve.

5.	Internal communication and work environment

From the management of internal communications we seek to accompany business decisions, promoting the participation and engagement of the AA2000 work teams.

We seek to segment communications, reaching each audience with content that adds value, whether focused on business priorities, processes or specific situations of the organization.

In 2021 we work on lines such as health and well-being (especially associated with COVID-19), engagement and recognition of milestones of our teams, and the implementation and adoption of agile methodologies in the organization.

Moderated by the Management Team and the participation of different managers on particular topics, in 2021 we shared two Leaders Meetings, virtually.

The purpose of this space is to keep the leadership team informed about business priorities.

Aligned with the company's digitization axis, we launched a new communication channel for our teams, Yammer. A digital solution that allows us to provide the company's relevant content through a mobile application or from a computer.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Thus, we took a new step in our two-way communication strategy, where all members of AA2000 can share news or comment on different Communities of interest.

We developed a new Intranet for Aeroparque and San Fernando and we continue to develop the Corporate Intranet with new sections such as “Services” with all the necessary information about the area for the employee; “Compliance”, improving content and user interaction; “Airport credential management system” to facilitate the process or renewal.

We held 2 virtual My Airport Live meetings for the entire AA2000 team together with the Management team.

SOCIETY

1.	Airport Orchestras

In 2016, the Society created the Aeropuertos Argentina 2000 Youth Orchestra, an initiative of great social value as it combines education in general and artistic education, with the generation of genuine employment that contributes to inclusion and narrowing social gaps through access to education and culture The Orchestra is formed by a “Full Organic”, which includes strings, wood, metal and percussion instruments to face high artistic obligations, such as a Mozart or Gershwin symphonies. Currently, it is made up of 41 young people between 8 and 17 who were selected by their Director based on their standards of artistic excellence and commitment. Thus, this initiative seeks to give recognition to musicians who stood out for their talent. The academic team is composed of a select group of professionals in the field, whose tools and knowledge provide a working model and method, with “artistic achievement” and as a consequence the possibility of social mobility. The children have an education and allowance grant that is deposited monthly in a savings account created for each beneficiary. In addition, they are given a special scholarship for an assistant who has the function of carrying out general and logistics coordination and the compliance of rehearsal agendas.

2020 and 2021 were different years, but they were still fruitful in terms of creative and innovative activities by the young people of the orchestra. Years with brilliant moments in which magnificent videos were produced. The music served as an overcoming element, accompanied the processes of change that the new reality imposed and helped level out the ups and downs to keep going and progress in the most comprehensive way possible.

The fact of having had institutional and financial support, through the scholarship they receive, has been a fundamental factor for the continuity and professional development of the members of the orchestra.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

2.	Project Amaltea "Another Story"

Another Story is a project that the Society carries out together with the Amaltea civil Association aimed at the social insertion of people in the extreme poverty of C.A.B.A. and the nearby suburbs, most related to the problem of drug use, especially paco (cocaine base paste).

During 2021, after a peculiar 2020 marked by the health, economic and social consequences, various actions have been carried out in order to accompany and mitigate its impact on the institution, on the team members (most of the inhabitants of the Slum Ciudad Oculta) and in the daily recipients of Another Story and Dreams: children, young people, entire families from the neighborhood, the poor and the excluded, those most affected by this catastrophe.

3.	Support for the Families of the Fallen in Malvinas and the South Atlantic Islands

Since 2004 we have accompanied the Commission of Relatives of the Fallen in Malvinas and the South Atlantic Islands with different impact actions for both families and society in general.

ENVIRONMENT

The Company has an Environmental Management System based on a set of administrative directives, organization and operational knowledge. In this framework, it works on actions and programs to make the use of resources more efficient, reduce, prevent and compensate for the environmental impacts of its operations.

Among the actions it performs we highlight:

-	Management of waste similar to the domiciliary: Compilation and analysis of statistical information of the entire National Airport System, group A.

-	Management of non-hazardous waste: a paper, glass and plastic recycling program is carried out, and the supplier companies are asked to return toners and vehicle batteries at the end of their useful life. Regarding electronic waste, they are donated to partner organizations for their use. Scrap, wood and other bulky waste are delivered to authorized centers.

-	Management of hazardous waste: it is carried out in accordance with the protection of human health, the defense of the environment and the preservation of natural resources, for which the airport manages them in accordance with current legislation.

-	Participation in the Integrated Internal Waste Management Program (GIRI), which establishes waste separation measures at source in the corporate building located in the Palermo neighborhood, CABA.

-	Efficient water management; and effluent.

-	Responsible consumption of energy and mechanisms to achieve its reduction with the incorporation of alternative energy sources; and

-	Internal and external environmental awareness campaigns.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

In relation to the Company's Environmental Policy, it should be noted that in 2021 a set of preventive measures were carried out that promoted constant evolution in environmental management, such as:

-	Development of plans for the segregation and recycling of urban solid waste

-	Management of studies, environmental documentation and updating of files before the enforcement authorities, in terms of environmental liabilities. Applicable to Ezeiza, San Fernando and Aeroparque Jorge Newbery airports.

-	New monthly environmental report platform, integrating greater detail of information related to energy consumption.

Corporate Risk Management

During 2021, comprehensive management was consolidated within the premises established in the Corporate Risk Management Policy. The different factors linked to:

-	Corporate Governance and Integrity,

-	fraud control in general

-	strategic issues,

-	reputational issues,

-	process efficiencies and efficiencies,

-	financial and budgetary aspects,

-	financial reporting / SOX,

-	normative compliance,

-	technological issues, and

Continued their development throughout the organization, and were particularly disseminated in the management of each Business Unit.

The COVID-19 pandemic raised an unprecedented demand for priority and urgent jobs that were added to the tasks usually carried out by Aeropuertos Argentina 2000 for the corporate control of the aforementioned risks.

The danger of contagion of the virus among our collaborators -or among the members of each of the airport communities in which we provide our services-, the strong restriction of commercial air transport, and the specific requirements to allow crucial air operations that provide strategic medical supplies in this context, are some of the aspects that have been managed by our Organization, allowing us to once again demonstrate how important our commitment is to the Society we serve.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Citing for illustrative purposes only a few examples of the extraordinary activities that Aeropuertos Argentina 2000 carried out in terms of controlling risks directly related to the pandemic since its inception:

-	The internal processes were consolidated to keep the health of the collaborators and the operational continuity of the Organization under control while the contingency lasts. The actions carried out allowed a hybrid development of teleworking in all those activities that do not require the physical presence of collaborators in situ, and the strategic layout of the operating shifts that have kept our airports functional without interruption,

-	the different issues that may affect the transmission of the virus during the passage of people and goods through our airports were analyzed, and the most effective ways to control them, thus generating innovative solutions for a better experience for our users, being revised accordingly.

o	The protocols applicable at each airport in the “new normality”

▪	that maintain biosecurity in accordance with the new health requirements

▪	that apply preventive and detective mechanisms in the control of airport hygiene and sanitization,

▪	that facilitate the processes required so that each passenger -and air cargo- can depart and arrive safely at our airports

o	The best possible ways to carry out the critical activities of operational control, ensuring that our functional standards are not degraded despite the restrictions imposed by the pandemic

The clear vision and guidance of the management team, together with the commitment and exceptional dedication of employees from all areas, Business Units and Services Units of Aeropuertos Argentina 2000 promoted a prompt and safe reactivation of air transport, in which each of our users can feel properly cared for even in these unusual circumstances.

Once again, we can say that Aeropuertos Argentina 2000 has satisfactorily controlled the risks within its reach during 2021, thus enabling the safe connection of people, goods and cultures, contributing from our functions to a better world.

Outlook for 2022

During 2021, the epidemiological situation, together with the restrictions on international movement issued by the authorities to contain the rise in cases, continued to be a factor with a negative impact on operations. This unprecedented situation, the measures imposed by governments and the impact on the demand for air travel, as well as its impact on the national and household economy, have clearly affected the Company's results. Since the start of the pandemic, AA2000 has responded quickly and effectively to this context and has implemented measures to cushion the impacts and strengthen its financial position.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

At the beginning of the year, although an improvement in air traffic was observed, the so-called “second wave” slowed down this recovery. This new escalation generated new restrictions on air travel, including the cap of 2,000 international seats per day from March 2021, which decreased to 600 seats at the end of June before being gradually released during the third quarter and finally eliminated in October, when the level of vaccination reached 50% of the population. Additionally, as of November 1, the opening of borders to non-resident foreigners with a complete vaccination schedule was established.

Currently, there are no restrictions on international travel, and only negative test and/or vaccination certificate requirements apply. Similarly, there are no restrictions on domestic travel. In December 2021, the level of international traffic stood at 40%, while domestic traffic had already recovered 70%, both compared to the same month of 2019, sustained by a vaccination level of 86% with one dose, and 74% with complete guideline (as of January 2022).

For the year 2022, we hope that the recovery of passengers will continue to consolidate, underpinned by the high level reached in the level of local and global vaccination, and the reopening of borders in most countries, which will allow activity to resume. In the local scope, we hope that the lifting of restrictions on entering the country, enabled since November, together with the opening of borders to non-resident foreigners, will lead to a greater reactivation of international and domestic travel for tourism, visiting family and friends, and corporate, leading to a higher level of passengers, generating a positive effect on the results of operations.

At the same time, we do not lose sight of the cost rationalization and efficiency achieved during this time, and we continue to work with a focus on maintaining strict control of the Company's operating costs while passenger volumes recover, which will allow, together with the Note 6 financial measures, strengthen the cash position and meet the various commitments assumed.

Destination of the results of the year

This Board of Directors submits the aforementioned documentation for the approval of the Shareholders. The results obtained in the current fiscal year for a total loss of $2,548,150 will remain in unappropriated results until there are future earnings that absorb the present result.

To conclude, we appreciate the collaboration obtained during our management of the AA2000 staff, our clients, suppliers, banking entities and other organizations with whom we share the daily activity and greet the Shareholders with the most distinguished consideration.

Autonomous City of Buenos Aires, March 9, 2022

THE BOARD OF DIRECTORS

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

ATTACHMENT IV

A)	THE ROLE OF THE BOARD OF DIRECTORS

Principles

I.	The company must be led by a professional and trained Board that will be in charge of laying the necessary foundations to ensure the company's sustainable success. The Board of Directors is the guardian of the company and the rights of all its Shareholders.

II.	The Board of Directors must be responsible for determining and promoting corporate culture and values. In its performance, the Board of Directors must guarantee the observance of the highest standards of ethics and integrity based on the best interest of the company.

III.	The Board of Directors must be in charge of ensuring a strategy inspired by the vision and mission of the company, which is aligned with its values and culture. The Board of Directors must engage constructively with management to ensure the correct development, execution, monitoring and modification of the company's strategy.

IV.	The Board of Directors will exercise permanent control and supervision of the company's management, ensuring that management takes actions aimed at the implementation of the strategy and the business plan approved by the board.

V.	The Board of Directors must have the necessary mechanisms and policies to exercise its function and that of each of its members efficiently and effectively.

1.	The Board of Directors generates an ethical work culture and establishes the vision, mission and values of the company.

The Board of Directors generates an ethical work culture and establishes the vision, mission and values of the company.

The board of the Company approved the Corporate Governance Code that establishes within its functions to determine and promote corporate culture and values. In its performance, the board of directors must guarantee the observance of the highest standards of ethics and integrity based on the best interest of the Company and its shareholders.

For its part, the Board of Directors of the Company approved a Code of Conduct and integrity policies, which were communicated to all employees of the organization, and that focus on the prevention and detection of corruption and the fraud. In particular, they consist of implementing the necessary measures for the Company to carry out its activity in an adequate transparency framework. To this end, it works, among other axes, on the promotion of ethics, transparency and integrity and carries out actions aimed at the formation and dissemination of ethical issues.

2.            The Board of Directors sets the general strategy of the company and approves the strategic plan developed by management. In doing so, the Board of Directors takes into account environmental, social and corporate governance factors. The Board of Directors supervises its implementation with key performance indicators and taking into account the best interest of the company and all its shareholders.

Among the functions of the board, is to ensure a strategy aligned with the vision and mission defined, consistent with the values and culture of the Society. Its implementation must be monitored by using key performance indicators.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

For its part, the Code of Conduct of the Company, approved by the board of directors, establishes within its principles that the Company seeks to align its commercial strategy with the commitment to contribute to the economic and social development of the communities in which it has its operations, promote local development in an efficient and sustainable manner and respect the values for a safe, clean and healthy work environment. Among the functions of frontline management, is to ensure that the activities of the Company are consistent with the business strategy, the policies approved by the board of directors and the risks to be assumed.

Periodically, the general manager informs the board of directors of compliance with the strategic plan and the works plan.

3.    The Board of Directors supervises management and ensures that it develops, implements and maintains an adequate internal control system with clear reporting lines.

The board of directors has approved a management structure with clear reporting lines, which allows it to have an adequate internal control system. The management of the Company is composed of:

•	seven managers of the first line (General Manager –CEO-, Operations Manager –COO, Administration and Finance Manager –CFO-, Human Resources Manager -CHRO-, Legal Manager –CLO-, Infrastructure Manager and Manager of Customer Experience –CXO-), with report to the chair;

•	six general managers of the business units: Ezeiza Airport, Air Cargo Terminal, Jorge Newbery Airport, West Business Unit, Northeast Business Unit, and South Business Unit, with report to the general manager (CEO); and

•	support and control functions: Compliance and Internal Control Department; (ii) Internal Audit Management, both with report to the CEO and in second place to Audit Committee; and (ii) Secretary of the Presidency.

4.    The Board of Directors designs corporate governance structures and practices, designates the person responsible for their implementation, monitors their effectiveness and suggests changes if necessary.

The board of directors approves the Corporate Governance Code, as well as any modifications made to it.

The Corporate Governance Code establishes, within the functions of the board of directors, that of designing corporate governance structures and practices, appointing the person responsible for their implementation, monitoring their effectiveness and suggesting changes if necessary. Consequently, the board will designate the person responsible for its implementation and monitoring.

5.    The members of the Board of Directors have sufficient time to perform their duties in a professional and efficient manner. The Board of Directors and its committees have clear and formalized rules for its operation and organization, which are disclosed through the company's website.

In accordance with the Corporate Governance Code of the Company, directors must perform their duties with the diligence of a good businessman. Each director will be diligently informed about the business of the Company, will devote the time and effort required to perform their duties efficiently and must take appropriate measures for good management and control of the Company.

Currently, the bylaws contain provisions on the operation of the board and the audit committee. For its part, the audit committee has an internal operating regulation. In addition to the bylaws and internal regulations, the provisions of Law No. 26,831 and the regulations of the CNV (T.O. 2013) are applicable for the operation of the audit committee.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Both the regulations of the committee and the bylaws of the company are known to the general public for being on the website of the National Securities Commission. For its part, the website of the Company has a direct redirection to the CNV page.

B)	THE PRESIDENCY IN THE BOARD OF DIRECTORS AND THE CORPORATE SECRETARIAT

Principles

VI.	The President of the Board of Directors is responsible for ensuring the effective fulfillment of the functions of the Board of Directors and for leading its members. It must generate a positive work dynamics and promote the constructive participation of its members, as well as ensure that the members have the necessary elements and information for decision-making. This also applies to the Presidents of each Board committee regarding their work.

VII.	The Chairman of the Board of Directors must lead processes and establish structures seeking the commitment, objectivity and competence of the members of the Board of Directors, as well as the better functioning of the body as a whole and its evolution according to the needs of the company.

VIII.	The Chairman of the Board of Directors must ensure that the Board of Directors in its whole is involved and is responsible for the succession of the general manager.

6.        The President of the Board of Directors is responsible for the good organization of the meetings of the Board of Directors, prepares the agenda ensuring the collaboration of the other members and ensures that they receive the necessary materials with sufficient time to participate efficiently and informed in the meetings. The Chairmen of the committees have the same responsibilities for their meetings.

In accordance with the provisions of the Corporate Governance Code, and in the bylaws of the company, the chairman of the board of directors is responsible for ensuring the effective fulfillment of the functions of the board of directors and leading its members. To do this, it must ensure that the directors receive, in advance, sufficient information to discuss the agenda items and direct the deliberations that take place at the board meetings. It also ensures the annual preparation and delivery to the board of directors of a schedule of meeting dates and their corresponding agenda and promotes the integral discussion of strategic matters.

The President must lead processes and establish structures that ensure the commitment, objectivity and competence of the members of the board, as well as the better functioning of the body as a whole and its evolution according to the needs of the Company. Therefore, he must ensure that they receive ongoing training to keep up to date and be able to properly perform their duties.

7.        The Chairman of the Board of Directors ensures the proper internal functioning of the Board of Directors through the implementation of formal annual evaluation processes.

As provided by the General Companies Law, it is the shareholders meeting that evaluates the performance and controls the management of the board of directors.

In turn, the statute of Aeropuertos Argentina 2000 S.A. provides for the functioning of a supervisory commission composed of three regular trustees and three alternate trustees. In accordance with the General Law of Companies, the powers and duties of the trustees include the control of the legality of the administration of the Company.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

8.        The President generates a positive and constructive workspace for all the members of the Board and ensures that they receive continuous training to keep up to date and be able to fulfill their duties correctly.

The experience, the moral and professional suitability and the personal and professional background of the directors are determining parameters taken into account by the shareholders for their appointment. In turn, the Corporate Governance Code establishes that the Chairman of the board of directors must lead processes and establish structures that ensure the commitment, objectivity and competence of the board members, as well as the better functioning of the body as a whole and its evolution according to the needs of the Company.

The board of directors establishes an induction program for the new directors in order to provide them with a fast and sufficient knowledge about the Company, including the rules of corporate governance to create understanding, trust and credibility. The director-training plan is executed taking into account the present and future needs considering the business objectives and the internal and external context.

In turn, the management team (managers) has carried out two training sessions with the Massachusetts Institute of Technology: Impacts of Pandemic on Global Airline Industry Performance – Prospects for Recovery and Maximizing the Performance of Complex, Distributed Operations by Harnessing the Enterprise's Distributed and Collective Intelligence.

Four instances of professional updating were also carried out in which several members of the management team participated.

9.        The Corporate Secretariat supports the Chairman of the Board in the effective administration of the Board of Directors and collaborates in communication between shareholders, Board of Directors and management.

The company has the function of Secretary of the Presidency, which aims to control and provide assistance in the design and operation of its structure. In this way, it supports the President in the effective administration of the board of directors and collaborates in the communication between shareholders, directors and managers.

10.      The Chairman of the Board ensures the participation of all its members in the development and approval of a succession plan for the company's general manager.

In its work philosophy, the company does not believe in rigid plans, but rather in developing talent and supporting people to unfold their maximum potential, putting together a pipeline of potential candidates who, when the opportunity arises, are ready to take on new challenges.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

C)	COMPOSITION, NOMINATION AND SUCCESSION OF THE BOARD

Principles

IX.	The Board of Directors must have adequate levels of independence and diversity that allow it to make decisions in the best interest of the company, avoiding group thinking and decision-making by individuals or dominant groups within the Board.

X.	The Board of Directors must ensure that the company has formal procedures for the proposal and nomination of candidates to fill positions in the Board of Directors in the framework of a succession plan.

11.      The Board of Directors has at least two members who have the status of independent members in accordance with the current criteria established by the National Securities Commission.

The Board of Directors of the Company is made up of eight directors, of which four are "independent" in the terms of the National Securities Commission. Since the ordinary capital of the Company is owned by 85% of the controlling shareholder and 15% of the national State, two of the directors are appointed by the national State shareholder and, consequently, are independent. Of the other six directors, the majority shareholder appointed two independent directors. The proportion of independent members is related to the capital structure of the issuer.

12.      The company has a Nominating Committee that is composed of at least three (3) members and is chaired by an independent director. If the Nominating Committee is chaired by the Chairman of the Board, he will refrain from participating in the treatment of the designation of his own successor.

Now the Company does not consider necessary the creation of remuneration, appointment and corporate governance committees.

The board of directors assumes responsibility for remuneration, appointments and corporate governance, as a collegiate body, thus allowing the participation of all its members in all instances.

13.      The Board of Directors, through the Nominating Committee, develops a succession plan for its members that guides the process of pre-selection of candidates to fill vacancies and takes into account the non-binding recommendations made by its members, the General Manager and the Shareholders.

See answer previous point.

14.      The Board of Directors implements an orientation program for its new elected members.

As it emerges from the Corporate Governance Code, the board of directors establishes an induction program for new directors in order to provide them with a quick and sufficient knowledge about the Company, including the rules of corporate governance to create understanding, trust and credibility. The director-training plan is executed taking into account the present and future needs considering the business objectives and the internal and external context.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

D)	REMUNERATION

Principles

XI.	The Board of Directors must generate incentives through remuneration to align management - led by the general manager - and the Board of Directors with the company's long-term interests in such a way that all directors meet their obligations with respect to all their shareholders equitably.

15.      The company has a Compensation Committee that is composed of at least three (3) members. The members are entirely independent or non-executive.

Now the Company does not consider the creation of remuneration, appointment and corporate governance committees’ necessary.

The board of directors assumes responsibility for remuneration, appointments and corporate governance, as a collegiate body, thus allowing the participation of all its members in all instances.

16.      The Board of Directors, through the Compensation Committee, establishes a remuneration policy for the general manager and members of the Board.

Apply the answer from the previous point.

Among the functions of the board of directors are to define the remuneration and appointment policies of frontline officials and directors.

The remuneration of the directors must be established within the framework approved by the shareholders. The specific determination of the amount to be paid to each director and the method of payment will be proposed by the board. In this regard, the board of directors will take into account the functions and responsibilities of each director, the positions they hold within that body and other objective circumstances that they consider pertinent.

For management positions, the Company has a remuneration policy, including variable concepts subject to the result of the business and the fulfillment of individual objectives. Roles are designed with the corresponding job description for each management. At the same time, a salary structure was designed by bands, in order to manage salaries competitively according to the market and equitable internally. A new Variable Remuneration Policy was also implemented, which rewards the achievement of results (WHAT) in line with our values (HOW).

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

E)	ENVIRONMENT CONTROL

Principles

XII.	The Board of Directors must ensure the existence of a control environment, consisting of internal controls developed by management, internal audit, risk management, regulatory compliance and external audit, which establishes the necessary lines of defense to ensure integrity in the operations of the company and its financial reports.

XIII.	The Board of Directors must ensure the existence of a comprehensive risk management system that allows management and the Board of Directors to aim efficiently the company towards its strategic objectives.

XIV.	The Board of Directors must ensure the existence of a person or department (depending on the size and complexity of the business, the nature of its operations and the risks it faces) responsible for the internal audit of the company. This audit, to evaluate and audit the internal controls, corporate governance processes and risk management of the company, must be independent and objective and have its reporting lines clearly established.

XV.	The Audit Committee of the Board of Directors will be composed of qualified and experienced members, and must fulfill its functions in a transparent and independent manner.

XVI.	The Board of Directors must establish appropriate procedures to ensure the independent and effective performance of the External Auditors.

17.      The Board determines the company's risk appetite and also monitors and guarantees the existence of a comprehensive risk management system that identifies, evaluates, decides the course of action and monitors the risks faced by the company, including -among others- environmental, social risks and those inherent in the business in the short and long term.

The Board approved the Corporate Risk Management Policy and the Corporate Risk Management Procedure. In the latter, the concepts of Risk Appetite and Tolerable Risk are defined. The Policy and Procedure are aligned with the conceptual framework for the purpose of the Committee of Sponsoring Organization of the Treadway Commission (C.O.S.O.).

For risk management, the board defines the levels of acceptable risk for the achievement of its objectives. On the other hand, the audit committee proposes the strategy and supervises the operation of Corporate risk management.

Frontline managers know the exposure levels of risk and ensure that the criteria established in the corporate risk management policy are complied.

Finally, the function of corporate risk management is to monitor and coordinate with the different areas of the company that the activities are carried out as planned by the higher bodies.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

18.      The Board monitors and reviews the effectiveness of the independent internal audit and guarantees the resources for the implementation of an annual risk-based audit plan and a direct report line to the Audit Committee.

The Company has an Internal Audit Statute, approved by the board dated August 7, 2018. The Company adopts the definition provided by the Institute of Internal Auditors, which describes the Internal Audit as an independent and objective activity of assurance and consultation, designed to add value and improve the operations of an organization. It helps an organization to achieve its objectives by providing a systematic and disciplined approach to assess and improve the effectiveness of risk management, control and governance processes.

The Company is committed to maintaining high standards of internal control in its operations. That is why this area has been designed to carry out continuous evaluations, being the policy of the Company to establish and support this activity.

The mission of the internal audit is to evaluate whether the risk management, control and governance processes, designed and implemented by the Company, are adequate and work in such a way as to ensure that:

(i) Risks that affect strategic objectives are identified and managed correctly, including those that have an impact on the reputation of the Company.

(ii) The interaction between the different government groups works properly.

(iii) The integrity program is implemented.

(iv) The operational, financial and management information is accurate, reliable, complete and presented on time.

(v) Employee actions observe the applicable policies, standards, procedures, laws and regulations.

(vi) Resources are acquired economically, are used efficiently and are duly protected.

(vii) Regulatory and legislative aspects of relevance that affect the Company are recognized and adequately addressed.

In the same sense, it is a source of consultation, as long as it does not compromise its independence.

To ensure the independence of the function, the Internal Audit Manager (“GAI”) reports to the audit committee on what it does to fulfill the function of this body, and to the online vice president. Additionally, it has full access to the board. Neither the GAI nor its team can carry out operational activities or make operational decisions or authorize transactions that are not respective to their areas.

In turn, the area (through its responsible) will have:

(i) Unrestricted, free and total access to all activities of the Company, reports, records, locations or facilities, assets and employees.

(ii) Free and direct access to the audit committee and external auditors.

(iii) Ability to allocate resources, set frequencies, select auditable units and objects and apply the techniques necessary to achieve audit objectives. In this regard, internal audit staff could also be outsourced as defined by the GAI.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

(iv) Obtain the necessary assistance from the Audit Committee, the Board of Directors and the management and employees of the Company, as well as specialized external and internal advice.

(v) Implement procedures to delegate the aforementioned powers to internal audit staff and ensure the execution of the responsibilities of the department.

(vi) Attend meetings of the steering committees as deemed necessary.

On the other hand, in the performance of its functions, the GAI has the responsibility to:

(i) Develop and implement a flexible annual risk-based audit plan including special tasks or projects requested by management and / or by the audit committee in the exercise of its specific functions.

(ii) Adapt its team to the professionalism, experience and probity that are required.

(iii) Send periodic reports to management and the audit committee regarding the matters that they fulfill in their duties.

(iv) Collaborate in the investigation and analysis of activities that are suspected of being fraudulent and in reporting the results to the CEO, and inform the audit committee regarding their scope of exercise.

(v) Advise management on issues related to internal controls, especially regarding the management of critical risks, critical changes in the system, critical observations regarding the presentation of information and structure.

(vi) Implement internal procedures that regulate their actions.

(vii) Verify compliance with the internal audit statute, submit consideration of the adjustments to the board and the audit committee for review and approval, and review it periodically.

(viii) Verify the proper implementation of the Company's Anti-Bribery and Anti-Corruption Policy.

19.      The internal auditor or members of the internal audit department are independent and highly trained.

The management body elected an audit committee in which the majority of its members are independent. The Chairman of the committee is one of the independent members.

The GAI responds functionally to the audit committee and hierarchically to the CEO, as indicated above. The GAI independence practices align with what is established in the International Framework for the Professional Practice of Internal Auditing.

The members of the internal audit management are well versed in financial, business or accounting matters and have the necessary authority to perform their tasks effectively, objectively and independently, as established in the aforementioned framework.

These members have adequate knowledge in relation to:

- Risk assessment and, in particular, the risk of fraud.

- Use of technological resources to perform the audit task (such as ACL).

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

The GAI has access to all the records, documents, files and other information that is necessary to carry out its work and its members have direct communication with all the people of the different areas of the organization.

The GAI has an autonomous budget to obtain the necessary resources to do its homework and to cover the corresponding expenses, including the training of its members.

20.      The Board of Directors has an Audit Committee that acts based on a regulation. The committee is mostly composed and chaired by independent directors and does not include the general manager. The majority of its members have professional experience in financial and accounting areas.

The bylaws in its article X provide that the Company must have an audit committee, which is governed by said article and by the regulations of the audit committee that was approved by the ordinary and extraordinary general meeting of the Company held on July 18, 2016, by the Capital Market Law No. 26,831 and by the regulations of the National Securities Commission.

According to the provisions of these standards, the audit committee must be composed of three members of the board of directors, most of whom must be independent directors. The chair of the committee must fall to an independent director. The members are appointed by the director considering his or her knowledge on business, financial and accounting issues.

The general manager does not integrate the audit committee.

21.      The Board of Directors, with the opinion of the Audit Committee, approves a policy for the selection and monitoring of external auditors in which the indicators to be considered when making the recommendation to the Shareholders' Meeting on the conservation or replacement of the external auditor are determined.

The Audit Committee has the following functions in relation to the appointment of the external auditor of the Company:

(i) Consideration of the background of the audit firm and of the regular and alternate auditors appointed by the assembly, of the independence policy and quality standards of the audit firm and of the emphasis given to its application.

(ii) Issue an opinion regarding the board's proposals for the selection, appointment, re-election and replacement of the external auditor of the Company.

(iii) Review the affidavits and inscriptions established by the CNV of both the auditing firm and the regular and alternate auditors appointed by the shareholders meeting.

(iv) Review the contents of the contracting letter of the external audit.

In turn, the Audit Committee conducts an annual evaluation of the independence of the external auditors, stating their opinion in the minutes of the said committee.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

F)	ETHICS, INTEGRITY AND COMPLIANCE

Principles

XVII.	The Board of Directors must design and establish appropriate structures and practices to promote a culture of ethics, integrity and compliance with regulations that prevent, detect and address serious corporate or personal failures.

XVIII.	The Board of Directors will ensure the establishment of formal mechanisms to prevent and otherwise deal with conflicts of interest that may arise in the administration and management of the company. It must have formal procedures that seek to ensure that transactions between related parties are carried out in the best interest of the company and the equitable treatment of all its shareholders.

22.      The Board of Directors approves a Code of Ethics and Conduct that reflects ethical and integrity values and principles, as well as the company's culture. The Code of Ethics and Conduct is communicated and applicable to all directors, managers and employees of the company.

The Company has a new Code of Conduct (the “Code”) that was approved by the Company's board of directors at its meeting on August 7, 2018 and was communicated to all employees of the organization. This Code is known and must be complied with by the members of the board, trustees, members of the committees, employees and interns of the Company (the “Collaborators”). It also applies to suppliers, commercial agents, representatives, contractors, subcontractors, customers, permit holders, and other interest groups (the "Business Partners").

The management of the Company and the compliance department, with the assistance of the human resources department, must take the necessary measures so that all Collaborators are trained to comply with the provisions of the Code. Its purpose is to establish the guidelines that govern the ethical behavior of all Employees and their Business Partners and ensure that they are observed to maintain a conduct with high professionalism and integrity, not only within the Company but also in relationships with other interested parties. All Partners of the Company must send the Commitment Mission set forth in the Code of Conduct to the duly formed human resources department.

In turn, the Company has implemented an intensive, mandatory and global plan, in various formats, which includes theoretical material and practical cases. The first stage (aimed at directors, managers and airport administrators) began during the month of November 2018 and the training presented both the Integrity Program and its work axes: Code of Conduct and related policies.

The training plan on Ethics and Integrity of the Company is based on various training formats, such as face-to-face classes, e-learnings, etc.

During 2021, the Company completed a training plan that consisted of:

-	Training workshop on Compliance in Aeroparque directed to the total hierarchical personnel of Trained 20 collaborators.

-	Training on the San Juan Airport Compliance Program total number of employees trained: 13.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

23.      The Board of Directors establishes and periodically reviews, based on the risks, size and economic capacity, an Ethics and Integrity Program. The plan is visibly and unequivocally supported by management who designates an internal manager to periodically develop, coordinate, supervise and evaluate the program for its effectiveness. The program provides: (i) periodic trainings to directors, administrators and employees on ethics, integrity and compliance issues; (ii) internal channels for reporting irregularities, open to third parties and adequately disseminated; (iii) a policy of protection of whistleblowers against reprisals; and an internal investigation system that respects the rights of those investigated and imposes effective sanctions on violations of the Code of Ethics and Conduct; (iv) integrity policies in bidding procedures; (v) mechanisms for periodic risk analysis, monitoring and evaluation of the Program; and (vi) procedures that verify the integrity and trajectory of third parties or business partners (including due diligence for the verification of irregularities, illegal acts or the existence of vulnerabilities during the processes of corporate transformation and acquisitions), including suppliers, distributors, service providers, agents and intermediaries.

At the end of 2017, the Internal Control and Compliance Direction was created, which reports to the CEO of the Company (and has direct access to the Audit Committee). The main function of this area is to establish the necessary mechanisms to ensure that the Company, the "Collaborators" and "Business Partners" comply with the regulatory framework related to its subject (Internal Control, Integrity, Risks, standards and procedures).

For its part, the Integrity Program focuses on the prevention and detection of corruption and fraud. In particular, it consists in implementing the necessary policies for the Company to carry out its activity in an adequate transparency framework. To this end, it works on the following axes:

(i) Promotion of ethics, transparency and integrity: carries out actions aimed at the formation and dissemination of ethical issues and internal control.

(ii) Code of Conduct: establishes the guidelines that govern the ethical behavior of all Employees and their Business Partners.

(iii) Complaints channel: jointly with the person responsible for internal auditing, it manages and tracks complaints about possible violations of the Code of Conduct.

The Board of Directors of the Company approved at its meeting on August 7, 2018 the Complaints Channel Policy, which is applicable to the Company and to all Collaborators and Business Partners.

This policy states:

•	the procedures applicable in the event that any individual is aware of the existence of facts contrary to the principles stipulated in the Code of Conduct of the Company;

•	the treatment and monitoring that the Company will give to the complaints, and

•	the protection of confidentiality and other guarantees of the complainant.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

The aforementioned procedures are designed to ensure the fair treatment of the personnel involved and to protect their rights of defense against accusations.

For its part, the board of directors approved the Conflict of Interest Prevention Policy at its meeting on August 27, 2018. This policy is intended to know and manage conflicts of interest. For this, it establishes a declarative regime for them, mandatory for all employees with hierarchical positions and for all those who perform their tasks in specific risk areas.

During 2020 this policy was updated incorporating as a possible risk the links with Public Officials in its definition and the updating of the forms that incorporate this figure. Additionally, changes related to the responsibilities of the areas in compliance with the standard were incorporated.

Regarding compliance with the submission of sworn statements, a compliance level of 91% was reached based on the AA2000 staff payroll.

Additionally, the Company, through its Policy for the Prevention of the Misuse of Privileged Information regulates the use of non-public information obtained through relations with the Company or with its controlling, controlled or related companies, and with the operations with securities based on such information, in order to protect the interests of investors.

The policy of gifts and attentions aims to regulate the granting and reception of gifts and attentions in a transparent manner in labor activities, without obtaining undue advantages, to ensure the construction of integral relationships.

In this sense, during 2021, due diligence was carried out on a total of 29 donations and the review of 2 gift declaration.

Finally, the Company has comprehensive risk management policies and has risk management procedures for different areas oriented to the conceptual framework of the Committee of Sponsoring Organizations of the Treadway Commission (C.O.S.O).

24. The Board of Directors ensures the existence of formal mechanisms to prevent and deal with conflicts of interest. In the case of transactions between related parties, the Board of Directors approves a policy that establishes the role of each corporate body and defines how those harmful transactions are identified, managed and disclosed to the company or only to certain investors.

The Code of Conduct of the Company establishes that all Employees must avoid situations that present or may present a conflict, between their personal interests and the interest of the Company. In order to circumvent this, the Company urges the open disclosure of this type of information.

For its part, the Board of Directors, at its meeting on August 27, 2018 approved the Conflict of Interest Prevention Policy that aims to establish a mandatory declarative regime, and set the guidelines on the behavior that employees must assume when a conflict of interest is presented, classifies them as real and potential, and establishes the routes of action to follow in case of a conflict of interest.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

The Code of Conduct of the Company establishes that it protects and limits the disclosure of confidential records to those with a strict need for knowledge. Similarly, the disclosure of information that commits the Company to third parties and / or talk about it in public areas should be avoided. The Company, through its Policy of Prevention of the Misuse of Privileged Information regulates the use of non-public information obtained through relations with the Company or its controlling, controlled or related companies and with operations with securities values based on such information.

The regulation of the audit committee provides for the procedure to be followed in the case of transactions with related parties. In this sense, it consists of:

1) Prior to the conclusion of an agreement with a Related Party for a Relevant Amount, the Vice President of the Company will inform the audit committee and forward the documentation requested for its review according to normal and usual market conditions between independent parties.

2) The audit committee may request the additional information it deems necessary and, where appropriate, hire experts to that effect.

3) The intervention of the audit committee will be in these cases prior to treatment and board approval.

The main operations carried out by the Company with companies included in article 33 of Law No. 19,550 and / or with other related parties are set forth in the corresponding notes of the audited financial statements of the Company, whether it is accounting documentation for intermediate or annual periods.

On the other hand, the Company has issued negotiable obligations and signed syndicated loans (and their successive modifications) for which it has committed personally and its subsidiaries, directly or indirectly, not to carry out or allow the continuation of any activity, business, agreement or other operation with an affiliate or any director, officer or employee of the Company (or any of its relatives), any of its subsidiaries or any affiliate of any of them (either in a single operation or in a series of related operations), unless such activity , business, agreement or other operation be:

(i) in terms at least as favorable to the Company (or said subsidiary) that those that the Company (or said subsidiary) could obtain in comparable transactions in market conditions with persons not affiliated with the adequate financial and technical capacity to carry out the operation; stipulating that in respect of any operation (or series of related operations) that involves total payments or transfers of goods or services with a fair value greater than: (a) US $ 10,000,000 (or its equivalent in any other currency), the Company must deliver to the issuing agent proof that said operation was approved in advance by a majority of the members (including a majority of the non-independent members) of the Board of Directors of the Company and / or said subsidiary (as applicable), and (b ) US $ 50,000,000 (or its equivalent in any other currency), the Company must deliver to the issuing agent an opinion of an independent appraiser regarding the suitability of said operation for the Company or said subsidiary from a financial point of view ;

ii) for the payment of reasonable fees and other remunerations paid and any compensation provided to officers, directors, employees, consultants or representatives of the Company or any of its subsidiaries as determined in good faith by the Company or its relevant subsidiary;

(iii) for loans and advances by the Company or any of its subsidiaries to any of its directors, officers and employees for expenses of transfer, representation and relocation, in each case made in the ordinary course of business and for an amount not exceeding to US $ 1,000,000 (or its equivalent in any other currency) in total pending at any time;

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

(iv) a restricted payment allowed by the terms and conditions of the negotiable obligations;

(v) a permitted investment recorded in the terms and conditions of negotiable obligations;

(vi) between fully controlled subsidiaries of the Company;

(vii) an operation under the Technical Assistance Contract once it has been reestablished; or

(viii) a sale of new capital stock of the Company or any of its subsidiaries issued to a person other than the Company or any of its subsidiaries, any contribution (except for the Company or any of its subsidiaries) to the capital of the Company or any of its subsidiaries or (except for debt held by the Company or any of its subsidiaries) the conversion into or exchange of any debt for subordinated debt or share capital of the Company or any of its subsidiaries.

For the purposes of this rule, are affiliated the holders (direct or indirect) of representative capital stock of 10% or more of the share capital of a person.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

G)	PARTICIPATION OF SHAREHOLDERS AND INTERESTED PARTIES

Principles

XIX.	The company must treat all Shareholders equitably. It must guarantee equal access to non-confidential and relevant information for the assembly decision of the company.

XX.	The company must promote the active participation and with adequate information of all the Shareholders, especially in the formation of the Board of Directors.

XXI.	The company must have a transparent Dividend Distribution Policy that is aligned with the strategy.

XXII.	The company must take into account the interests of its stakeholders.

25.      The company's website discloses financial and non-financial information, providing timely and equal access to all Investors. The website has a specialized area for the attention of inquiries by investors.

The company discloses financial information through the website of the National Securities Commission1. In turn, the Code of Conduct and the contact information for inquiries of investors and the general public are published on the Company's website2.

26.      The Board of Directors must ensure that there is a procedure for identification and classification of its stakeholders and a communication channel for them.

The Company has an institutional website of free access, in which the different groups of interested parties can enter and access information of various kinds related to the Company (including the financial information that is available through a link to the CNV). The site is: www.aa2000.com.ar

Additionally, the web page allows the contact of the interested parties with the Company, through forms designed for this purpose. Information transmitted by electronic means responds to the highest standards of confidentiality and integrity.

Finally, it is worth mentioning that the Company has a Sustainability Report that communicates the main economic, social and environmental impacts through this tool that is the most used by companies worldwide, and that is prepared following the guidelines of the G Global Report Initiative (GRI) standards, which is a recognized standard for transparency and accountability. The digital version of this report is on the same web page.

1	http://www.cnv.gob.ar/sitioWeb/Empresas/Empresa/30696170580

2	https://www.aa2000.com.ar/contacto

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

27. The Board of Directors sends to the Shareholders, prior to the holding of the Meeting, a “provisional information package” that allows the Shareholders - through a formal communication channel - to make non-binding comments and share dissenting opinions with the recommendations made by the Board of Directors, the latter having that, when sending the final package of information, expressly issue on the comments received that it deems necessary.

The board of directors must ensure the informed participation of the shareholders in the general meetings and, consequently, adopt the measures it deems appropriate so that the general meeting can effectively exercise the powers conferred under the law and the bylaws.

In particular, the board of directors makes available to the shareholders, prior to the general meeting, all information required by law. Although the shareholders meeting does not have an operating regulation, it is a rule that all shareholders have at their disposal all the documentation to be treated by the assembly well in advance.

28. The bylaws of the company consider that the Shareholders can receive the information packages for the Shareholders Assembly through virtual media and participate in the Assemblies through the use of electronic means of communication that allow the simultaneous transmission of sound, images and words, ensuring the principle of equal treatment of participants.

The bylaws of the Company do not provide for the participation of remote shareholders nor is it necessary in view of the limited number of shareholders it has.

29. The Dividend Distribution Policy is aligned with the strategy and clearly establishes the criteria, frequency and conditions under which dividend distribution will take place.

The Company does not have a written dividend distribution policy. Notwithstanding the foregoing, the preferred shares held by the national State, issued by extraordinary general meeting of March 6, 2008, in accordance with the provisions of clause 14 and annex VII of the Concession Agreement, grant the holder an Annual fixed dividend equivalent to 2% of its nominal value, payable in preferred shares. The preferred dividend is cumulative in the event that the Company does not obtain liquid and realized profits.

The negotiable obligations issued by the Company in February 2017 provide for restrictions on the payment of dividends as of 2017. Notwithstanding these restrictions, the negotiable obligations allow the payment of dividends to the preferred shares to the extent that the distribution of dividends is legally allowed.

Under the provisions of the conditions of issuance of preferred shares, in the conditions of issuance of negotiable obligations and in the rules of the CNV, in case there are realized and liquid gains, once the dividends of preferred shares have been distributed, the balance of the result of the year may be used for the distribution of dividends within the established limits, or the creation of optional reserves.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Individual Financial Statements

At December 31, 2021 presented in comparative format

Index

Annual Report
Report of the Corporate Governance Code
Individual Statements of Comprehensive Income
Individual Statements of Financial Position
Individual Statements of Changes in Equity
Individual Statements of Cash Flows
Notes to the Individual Financial Statements
Supplementary Information Required by Art. 12. Chapter III, Title IV of the National Securities Commission
Report of Independent Auditors
Report of the Supervisory Committee

$ = Argentine Peso

US$ = US Dollar

EUR = Euro

1

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Legal address:	Honduras 5663 - Autonomous City of Buenos Aires
Principal activity:	Use, management and operation of airports
Individual Financial Statements Fiscal Year N° 24 commenced January 1, 2021
DATE OF REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE:
Of the By-laws:	February 18, 1998
Of the last modification of the By-laws:	October 11, 2016
Registration number with the Superintendence of Corporations:	1645890
Expiration date of the company:	February 17, 2053
Parent Company:	Corporación América S.A.
Legal address:	Honduras 5673 – Autonomous City of Buenos Aires
Principal activity:	Investments and financing
Participation of the Parent Company in common stock and total votes:	45.90%

CAPITAL STOCK (Note 14)
	Subscribed	Paid-in

	$
Issued
79,105,489 Class “A” common shares of AR$ 1 par value and 1 vote each	79,105,489	79,105,489
79,105,489 Class “B” common shares of AR$ 1 par value and 1 vote each	79,105,489	79,105,489
61,526,492 Class “C” common shares of AR$ 1 par value and 1 vote each	61,526,492	61,526,492
38,779,829 Class “D” common shares of AR$ 1 par value and 1 vote each	38,779,829	38,779,829
910,978,514 Preferred shares of AR$ 1 par value with no voting right	910,978,514	910,978,514
	1,169,495,813	1,169,495,813

2

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Individual Statements of Comprehensive Income

For the years ended at December 31, 2021 and 2020

		12.31.2021	12.31.2020

	Note	$
Continuous Operations
Revenue	3	31,582,796,426	32,071,510,110
Income of construction (CINIIF 12)	5	5,495,661,946	12,137,416,183
Cost of services	10	(27,786,451,294)	(35,149,745,535)
Cost of construction (CINIIF 12)		(5,483,002,041)	(12,123,512,670)
Gross Profit		3,809,005,037	(3,064,331,912)
Distribution and selling expenses	10	(2,192,092,590)	(2,663,889,374)
Administrative expenses	10	(1,701,026,745)	(2,048,263,199)
Other income and expenses, net	3	(686,920,976)	755,446,692
Operating Profit		(771,035,274)	(7,021,037,793)

Finance Income	3	204,306,350	1,812,051,979
Finance Costs	3	5,443,946,579	(9,207,838,424)
Result from exposure to changes in the purchasing power of the currency		655,919,957	(3,310,906,686)
Result of investments accounted for using the equity method	4	35,460,622	(211,116,864)
Income before Income Tax		5,568,598,234	(17,938,847,788)
Income Tax	3	(5,571,146,384)	6,544,088,141
Income for the year for continuous operations		(2,548,150)	(11,394,759,647)
Net Income for the year		(2,548,150)	(11,394,759,647)
Other comprehensive income		-	-
Comprehensive Income for the year		(2,548,150)	(11,394,759,647)

Loss per share basic and diluted attributable to shareholders of the Company during the year (shown in $ per share) from continuous operations		(1.2638)	(45.30670)

The accompanying notes are an integral part of these Individual Financial Statements.

Véase nuestro informe de fecha 09 de marzo de 2022
PRICE WATERHOUSE & CO. S.R.L. (Socio)
C.P.C.E.C.A.B.A. T° 1 F° 17 Dr. Miguel A. Urus Contador Público (UBA) C.P.C.E.C.A.B.A. T° 184 F° 246 Lic. en Administración C.P.C.E.C.A.B.A. T° 28 F° 223	Dr. Patricio A. Martin Por Comisión Fiscalizadora	Martín Francisco Antranik Eurnekian Presidente

3

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Individual Statements of Financial Position

At December 31, 2021 and 2020

		12.31.2021	12.31.2020

	Note	$
Assets
Non-current Assets
Investments accounted for by the equity method	4	174,099,783	138,639,161
Intangible Assets	5	135,913,733,618	137,665,715,611
Rights of use		569,531,089	880,184,410
Other receivables	3	6,105,235,752	9,187,488,970
Total Non- Current Assets		142,762,600,242	147,872,028,152
Current Assets
Other receivables	3	1,790,596,237	3,885,588,535
Trade receivables, net	3	4,170,383,955	3,595,802,527
Investments	3	1,346,641,328	2,989,149,692
Cash and cash equivalents	3	16,272,451,592	7,712,282,513
Total Current Assets		23,580,073,112	18,182,823,267
Total Assets		166,342,673,354	166,054,851,419

Shareholders’ Equity and Liabilities
Equity attributable to Shareholders:
Common shares		258,517,299	258,517,299
Preferred shares		910,978,514	910,978,514
Share Premium		137,280,595	137,280,595
Adjustment of capital		25,051,024,792	25,051,024,792
Legal and facultative reserve		52,357,573,739	52,336,473,339
Retained earnings		(11,396,588,547)	(11,394,040,397)
Total Shareholders’ Equity		67,318,786,392	67,300,234,142

Liabilities
Non- Current Liabilities
Provisions and other charges	9	2,655,678,721	2,188,929,485
Financial debt	6	51,861,264,431	51,739,304,768
Deferred income tax liabilities	12	12,272,979,714	6,701,833,329
Lease liabilities		209,206,899	547,838,822
Accounts payable and others	3	782,266,745	1,117,552,218
Fee payable to the Argentine National Government	7	2,482,861,009	2,370,041,923
Total Non- Current Liabilities		70,264,257,519	64,665,500,545
Current Liabilities
Provisions and other charges	9	3,239,526,632	2,020,518,394
Financial debt	6	12,132,474,611	15,328,689,391
Lease liabilities		269,558,603	333,319,999
Accounts payable and others	3	8,422,671,241	14,939,863,614
Fee payable to the Argentine National Government	7	4,695,398,356	1,466,725,334
Total Current Liabilities		28,759,629,443	34,089,116,732
Total Liabilities		99,023,886,962	98,754,617,277
Total Shareholders’ Equity and Liabilities		166,342,673,354	166,054,851,419

The accompanying notes are an integral part of these Individual Financial Statements.

4

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Individual Statements of Changes in Equity

At December 31, 2021 and 2020

	Capital Stock Common Shares	Capital Stock Preferred Shares	Share Premium	Adjustment of capital	Legal Reserve	Facultative Reserve	Other Reserve	Retained Earnings	Total Equity

	$
Balance at 01.01.21	258,517,299	910,978,514	137,280,595	25,051,024,792	1,763,795,405	50,344,110,150	228,567,784	(11,394,040,397)	67,300,234,142

Compensation plan	-	-	-	-	-	-	21,100,400	-	21,100,400
Net comprehensive Income for the year	-	-	-	-	-	-	-	(2,548,150)	(2,548,150)
Balance at 12.31.21	258,517,299	910,978,514	137,280,595	25,051,024,792	1,763,795,405	50,344,110,150	249,668,184	(11,396,588,547)	67,318,786,392

Balance at 01.01.20	258,517,299	747,529,409	137,280,595	24,902,899,066	1,156,732,289	39,121,485,783	-	12,141,981,564	78,466,426,005
Resolutions of the Shareholders’ Meeting dated April 22, 2020 (Note 18):
Capitalization of dividends of preferred shares	-	163,449,105	-	148,125,726	-	-	-	(311,574,831)	-
Legal and Facultative reserve	-	-	-	-	607,063,116	11,222,624,367	-	(11,829,687,483)	-
Compensation plan	-	-	-	-	-	-	228,567,784	-	228,567,784
Net comprehensive Income for the year	-	-	-	-	-	-	-	(11,394,759,647)	(11,394,759,647)
Balance at 12.31.20	258,517,299	910,978,514	137,280,595	25,051,024,792	1,763,795,405	50,344,110,150	228,567,784	(11,394,040,397)	67,300,234,142

The accompanying notes are an integral part of these Individual Financial Statements.

5

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Individual Statements of Cash Flows

At December 31, 2021 and 2020

		12.31.2021	12.31.2020

	Notes	$
Cash Flows from operating activities
Net Income for the year		(2,548,150)	(11,394,759,647)
Adjustments for:
Income Tax	3	5,571,146,384	(6,544,088,141)
Amortization of intangible assets	5	7,247,643,939	13,574,795,067
Depreciation rights of use	10	310,653,316	299,416,727
Bad debts provision	8/10	415,415,502	745,480,692
Specific allocation of accrued and unpaid income	7	3,997,802,383	3,836,767,257
Income of investments accounted for by the equity method	4	(35,460,622)	211,116,864
Unpaid financial debt interests costs	6	6,646,569,071	5,034,736,903
Accrued deferred revenues and additional consideration	9	(765,198,044)	(373,994,393)
Compensation plan		21,100,400	228,567,784
Unpaid Exchange differences		(10,533,857,692)	1,659,403,123
Contingencies provision	9	950,705,824	22,975,535
Adjustment effect for inflation		2,028,195,431	2,316,125,760
Changes in operating assets and liabilities:
Changes in trade receivables		(2,203,552,464)	403,302,335
Changes in other receivables		1,874,726,476	778,205,400
Changes in accounts payable and others		(1,433,224,233)	6,001,009,400
Changes in provisions and other charges		1,727,584,699	2,866,488,169
Changes in fee payable to the Argentine National Government		-	(633,590,998)
Increase in intangible assets		(5,494,350,098)	(12,137,112,007)
Net Cash generated by operating activities		10,323,352,122	6,894,845,830

Cash Flow for investing activities
Addition of investments		-	(3,278,428,462)
Collection of investments		1,182,961,864	493,481,170
Net cash flow generated by/ (used in) investing activities		1,182,961,864	(2,784,947,292)

Cash Flow from financing activities
New financial debt	6	26,303,991,894	9,381,947,270
Lease liabilities		(346,547,154)	(353,974,869)
Financial debt paid- principal	6	(17,452,384,776)	(6,165,691,466)
Financial debt paid- interests	6	(5,273,964,368)	(3,211,178,218)
Dividends paid	9	-	(73,464,443)
Net cash flow generated by/ (used in) financing activities		3,231,095,596	(422,361,726)

Net increase in cash and cash equivalents		14,737,409,582	3,687,536,812

Changes in cash and cash equivalents
Cash and cash equivalents at the beginning of the year		7,712,282,513	3,965,997,026
Net increase in cash and cash equivalents		14,737,409,582	3,687,536,812
Effect of inflation generated by cash and cash equivalents		(5,161,081,744)	(21,805,300)
Exchange differences generated by cash and cash equivalents		(1,016,158,759)	80,553,975
Cash and cash equivalents at the end of the year		16,272,451,592	7,712,282,513
Transactions that do not represent changes in cash and cash equivalents:
Acquisition of intangible assets through liabilities for finance leases	6	1,311,848	304,176
Dividends on preferred shares		324,162,454	317,806,328

The accompanying notes are an integral part of these Individual Financial Statements.

6

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2021 presented in comparative format

NOTE 1 – COMPANY ACTIVITIES

Aeropuertos Argentina 2000 S.A. (“AA2000” or the “Company”) was incorporated in the Autonomous City of Buenos Aires on January 28, 1998, after the consortium of companies won the national and international bid for the concession rights for the use, management and operation of the “A” Group of the Argentine National Airport System. “A” Group includes 33 airports, which operate in Argentina (the “Concession”).

Currently, with the incorporation to Group A of the SNA of the airports of El Palomar (by Decree No. 1107/17) and Rio Hondo (by ORSNA Resolution No. 27/21 Decree), the Company has the concession rights for the exploitation, administration and operation of 35 airports.

The Concession was granted through the Concession Agreement entered into between the National State and the Company, dated February 9, 1998. The Concession Contract was modified and supplemented by the agreement act signed between the Argentine National State and the Company, dated April 3, 2007, approved by Decree No. 1799/07 (hereinafter the Agreement Act) and by Decree No. 1009/20 dated December 16, 2021, which approves the extension for 10 years of the initial termination period of the Concession (which operated on February 13, 2028), maintaining exclusivity under the terms established in the Technical Conditions for the Extension (hereinafter the Technical Conditions for the Extension).

Hereinafter, the Concession Agreement will be referred to, as modified and supplemented by the memorandum of Agreement and for the technical conditions for the extension.

Pursuant to the provisions of the Technical Conditions for the Extension, the term for the end of the concession is February 13, 2038 and the exclusivity provided in clauses 3.11 and 4.1 of the Concession Contract will be maintained with the following exceptions: (i) The zones of influence in the interior of the country are left without effect, but not in the area of the Metropolitan Region of Buenos Aires (RMBA) made up of the airports of Ezeiza, Aeroparque, San Fernando and Palomar; (ii)  the exclusivity in the areas of influence will be maintained throughout the national territory for the activity of fiscal deposits; and (ii) it is excluded from the exclusivity and the area of influence for the implementation of new airport infrastructure projects in the Rio de la Plata promoted by the National Public Sector, when due to its characteristics it cannot be financed and operated by the Company.

In September 2021, based on the detrimental effects that the COVID-19 pandemic had on air traffic, ORSNA approved ORSNA Resolution No. 60/21, which ordered the postponement to December 2022 of the following commitments: ( i) programming of funds for works and redemption of preferred shares for $406.5 million and (ii) regularization of the specific assignment of income owed from 2020. Likewise, the ORSNA deferred until June 2023 the necessary adjustment to balance the financial projection of income and expenses.

In addition, under the terms of the Concession Agreement, the Argentine National State has the right to redeem the Concession as of February 13, 2018. In the event that the National State decides to redeem the Concession, it must pay the Company an indemnity.

7

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2021 presented in comparative format (Contd.)

Main terms and conditions of the Concession Agreement:

NOTE 1 – COMPANY ACTIVITIES (Contd.)

1.1. Consideration payable to the National Government

Under the terms of the Concession Agreement, the Company is required to, on a monthly basis; allocate an amount equal to 15% of the revenues derived from the Concession, as follows:

-	11.25% of total revenues to a trust for funding infrastructure works of the National Airport Systems. 30 % of such funds will be contributed directly to the National Social Security Administration (ANSES). The Secretary of Transportation, with previous authorization from the ORSNA, will determine the works in any airport of the country whether at airports under the concession agreement or not. The Company could present the ORSNA proposed works projects which, together with ORSNA´s proposals will be presented to the Secretary of Transportation who will decide upon the use of the trust funds.

-	1.25% of total revenues to a trust fund to study, control and regulate the Concession, which is to be administered and managed by the ORSNA.

-	2.5% of total revenues to a trust for funding of infrastructure works for the “A” Group of the National Airports System.

The Company may settle trust payment obligations through the assignment of credits arising from the rendering of aeronautical and/or airport services under the concession prior intervention of the Secretary of Transport and authorization of the ORSNA.

1.2. Tariff schedule

The Concession Agreement establishes the maximum rates that the Company may charge to aircraft operators and passengers for aeronautical services that principally consist of passenger use fees for the use of the airports, which are charged to each passenger and vary depending on whether the passenger’s flight is an international, regional or domestic flight, and aircraft charges, which are charged for aircraft landing and aircraft parking and vary depending on whether the flight is international or domestic, among other factors.

Under the Concession Agreement, the ORSNA must annually review the financial projection of income and expenses in order to verify and preserve the equilibrium of the variables on which it was originally based. The main factors that determine economic equilibrium are the payments to the Argentine National Government, the fees charges to Airlines and passengers for aeronautical services, commercial revenues, investments the Company is required to make under the concession, The ORSNA determines the adjustment to be made to these factors to achieve economic equilibrium through the term of the concession. The only factor that has been adjusted in the past has been the fees the Company charges for aeronautical services and additional investment commitments.

8

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2021 presented in comparative format (Contd.)

NOTE 1 – COMPANY ACTIVITIES (Contd.)

1.2. Tariff schedule (Contd.)

As of 2012, the ORSNA has reviewed the Financial Projection of Income and Expenses four times through Resolution 115/12, dated November 7, 2012, Resolution 44/14 dated March 31, 2014, Resolution 167/15 dated November 20, 2015 and Resolution 100/2016 dated November 25, 2016; Resolution Nº 75/19 dated September 11, 2019 and Resolution Nº 92/19 dated October 21, 2020.

In November 2012, together with the increase of tariffs granted by the National Government a “New Trust for Works-Portfolio of Projects” was created as per article 7 E) of the Trust Agreement for the Strengthening aimed at financing Works of “Portfolio of Works 2012”. Through ORSNA Resolution No. 89/21 dated December 30, 2021, the ORSNA ordered the closure of the 'Trust Account of the Equity of Specific Affectation for Works of the Bank of Projects 2012'.

By virtue of this, it established that (i) the works in progress and those still pending execution that are detailed in the document called 'Bank of Works Projects of the year 2012' be faced with the funds from the Patrimony of Affectation called 'Trust Account of Specific Affected Assets to reinforce substantial investments of Group A', created by Resolution 45 of 03/31/14 and (ii) the funds deposited in the 'Trust Account of Specific Affected Assets for Works of the Bank of Projects 2012' as well as the funds owed to it by AA2000, will be transferred to the 'Specific Affected Patrimony Trust Account for the reinforcement of substantial investments of Group A created by Resolution 45/14.

Following the increase of tariffs granted by the National Government in 2014, a new account was created “Trust Account for the Reinforcement of Investments of Group A”.

In accordance with the provisions of the Technical Conditions for the Extension, the ORSNA resolved to readjust the Tariff Schedule duly approved by ORSNA Resolution No. 93/19 and issued ORSNA Resolution No. 04/21, dated January 13, 2021, which provided for the increase in the International Air Station Use Rate (TUAI) and ORSNA Resolution No. 83/21, dated December 29, 2021, which provided for the readjustment of the Domestic Air Station Use Rate (TUA) for tickets issued to from January 1, 2022.

Likewise, ORSNA Resolution No. 83/21 maintains the freezing provided in Article No. 1 of Resolution No. 04/21 regarding the values corresponding to the Aircraft Landing and Parking Fees applicable directly to airlines. That carry out regular and non-regular domestic and international services, nor affect the Use Rate for regional flights in all the Airports of Group A of Airports.

As of the date of these financial statements, the revisions to the financial projection of income and expenses corresponding to the years 2018, 2019, 2020 and 2021 are pending approval by ORSNA. On September 23, 2021, based on the detrimental effects that the COVID-19 pandemic had on air traffic, the ORSNA approved through ORSNA Resolution No. 60/21, which ordered the postponement to June 2023, the necessary adjustment to balance the financial projection of income and expenses.

9

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2021 presented in comparative format (Contd.)

NOTE 1 – COMPANY ACTIVITIES (Contd.)

1.3. Investments

The Company executed the capital investments committed in the investment plan presented with the Memorandum of Agreement for the period corresponding to 2006-2028.

In order to strengthen the airport system, new investments were established, listed in Annex I of the Technical Conditions for the Extension, for the periods 2021, 2022-2023; 2024-2027 and 2028-2038.

The ORSNA will be the one who will assign the execution priorities within each period according to the financial goals established in the Financial Projection of Income and Expenses.

Works performed in accordance with the investment plan are entered in an investment registry maintained by the ORSNA, which catalogues both the physical progress and economic investments made under the investment plan. The Company is required to provide all the necessary documentation and any other data or reports requested by the ORSNA with respect to the investment registry.

In order to guarantee the completion of the works, the Company has contracted a surety insurance.

In August 2011, the Asociación de Superficiarios de la Patagonia (ASSUPA) started a civil action against the Company in a federal court in the Autonomous City of Buenos Aires according to Environmental Law N° 25.675, requesting the remediation of liabilities that eventually caused environmental damage in airports concessioned.

To date, the Court has appointed as expert the University of La Plata to conduct the research related to the remedial Works requested. ASSUPA obtained a precautionary measure to guarantee the execution of works for $97.420.000. Such works do not constitute a contingency, in case of execution they should be considered as included in the contract investments plan.

1.4. Transfer of assets used to provide the services

At the end of the Concession, AA2000 shall transfer to the Government, free of charge, all assets in use until that date for the provision of services to ensure continuity of the rendering of services either by the Government or a future concessionaire under the same conditions, and with the same quality standards.

1.5. Guarantee for fulfillment of the Concession Contract

It was agreed that a guarantee might be offered, to the satisfaction of ORSNA consisting in the pledge of securities, property and/or real estate mortgages, as well as surety bonds.

In order to comply with this clause, the Company has set up a surety bond for $2,940,476,190.

10

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2021 presented in comparative format (Contd.)

NOTE 1 – COMPANY ACTIVITIES (Contd.)

1.6. Insurances

Additionally, the Company shall enter into a civil liability insurance policy for a minimum amount of $ 300,000,000.

The company has contracted insurance for U$S 300,000,000.

1.7. Limitations to the transfer of shares

The shares in AA2000 could not be pledged without prior authorization of the ORSNA. The shareholders of AA2000 could only change their stake ownership or sell their shares with the prior authorization of the ORSNA.

Under the Concession Agreement, the Company is required to maintain, at all times, a technical expert. Under the Concession Agreement, any shareholder who has held at least 10.0% of the capital stock for a minimum of five years is considered a technical expert.

It is established that the Company cannot merge or spin off during the term of the Concession Agreement.

1.8. Withdrawal and Compensation of Claims

Through the approval of the Memorandum of Agreement, the definitive resolution of the mutual claims between the National State and Aeropuertos Argentina 2000 S.A. was agreed.

The Company withdrew from the claims, appeals and lawsuits filed or in progress against the National State. Likewise, the ORSNA withdrew the executive lawsuit initiated against the Company for the non-payment of the canon.

As a result of what was agreed and the commitments assumed in the “Technical Conditions of the Extension”, approved by Decree 1009/20, the company withdrew from the administrative and judicial actions against the National State, the ORSNA and their decentralized entities.

In relation to the judicial case where the economic-financial reviews approved by ORSNA Resolutions Nos. 75/19 and 92/19, ended with the judicial approval of the agreements reached approved by the aforementioned Decree. On December 30, 2021, in the same judicial file, ORSNA Resolution No. 60/21 dated September 23, 2021 was judicially approved, by which the Regulatory Body approved the content of the minutes signed with AA2000 in the dates August 03, 2021 and September 02, 2021.

11

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2021 presented in comparative format (Contd.)

NOTE 2 – ACCOUNTING POLICIES

The Individual Financial Statements are presented in Argentine Pesos, except when it specifically indicates otherwise. These statements were approved by the Board of Directors of the Company on March 9, 2022.

The National Security Commission (CNV) through Technical Resolutions N° 562/09 and 576/10 has established the application of Technical Resolutions N° 29 and 43 of the Argentine Federation of Professional Council in Economic Sciences (FACPCE), which adopts the application of IFRS (International Financial Reporting Standards) issued by the IASB (International Accounting Standards Board), for those entities under the public offering regime Law N° 17.811, whether due to capital stock or corporate bonds or because they have requested authorization to list for trading on stock exchanges.

Application of those standards is mandatory for the Company as from the fiscal year beginning on January 1 2012. Therefore, the transition date, as established in the IFRS 1 “First Time Adoption of the IFRS” was January 1, 2011.

These Individual AA2000 Financial Statements have been prepared in accordance with the IFRS and IFRIC Interpretations (IFRIC) and International Accounting Standards (IAS) issued by the International Standards Committee of Accounting (IASC, for its acronym in English, predecessor of the IASB).

These accounting policies have been consistently applied to all the years presented. Unless otherwise stated.

Furthermore, according to the requirements of General Resolution 629 issued by the CNV, AA2000 has certain supporting accounting and operating documentation in the warehouses of Bank S.A. in the Province of Buenos Aires, Garín (Ruta Panamericana km. 37,5), Pacheco (Ruta Panamericana km. 31,5), Munro (Av Fleming 2190) and Avellaneda (General Rivadavia 401).

1) Comparative Information

The information included in these financial statements has been extracted from the Individual Financial Statements of AA2000 as of December 31, 2020, approved in a timely manner by the Board of Directors and by the Company's Shareholders, and restated to the closing currency of December 31, 2021, depending on the application of NIIC 19 (see Note 2.22).

2) Controlled Companies

Controlled Companies are all the entities where the Company has the power to control operating and financial policies, generally with a controlling share over 50%. At the moment of determining if the Company controls an entity the existence and the impact of potential voting rights that could be exercised or converted are taken into account. The controlled companies are consolidated as from the date the control is transferred and excluded from the date such control ceases.

12

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2021 presented in comparative format (Contd.)

NOTE 2 – ACCOUNTING POLICIES (Contd.)

2) Controlled Companies (Contd.)

The accounting policies of subsidiaries have been modified, where necessary, to ensure the uniformity with the Company policies.

At December 31, 2021, AA2000 has participation in the following controlled companies (hereafter the Group):

Controlled (1)	Number of common shares	Participation in capital and possible votes	Book entry value at 12.31.21	Net Shareholders ‘equity at closing	Income for the year

Servicios y Tecnología Aeroportuarios S.A. (2)	14,398,848	99.30%	171,187,175	172,388,897	36,719,646
Cargo & Logistics S.A.	1,637,116	98.63%	2,822,070	2,861,269	(1,216,232)
Paoletti America S.A.	6,000	50.00%	15,526	31,051	(7,909)
Texelrío S.A. (3)	84,000	70.00%	-	-	-
Villalonga Furlong S.A. (4)	123,700	1.46%	75,012	5,137,797	(34,883)

(1)       Companies based in the Argentine Republic.

(2)       Includes adjustments under IFRS for the elaboration and presentation of these financial statements.

(3)       The Net Shareholders Equity includes 4.000.000 of preferred shares.

(4)       Owner of 98.42% of the capital stock and votes in a direct way.

3) Segment Information

The Company is managed as a single unit, considering all airports as a whole. It does not evaluate the performance of the airports on a standalone basis. Therefore, for the purposes of segment information, there is only one business segment.

The Argentine National Government granted the Company the concession of the “A” Group airports of the National Airports System under the basis of “cross-subsidies”: i.e., the income and funds generated by some of the airports should subsidize the liabilities and investments of the remaining airports, in order for all airports to be compliant with international standards as explained below.

All airports must comply with measures of operative efficiency, which are independent from the revenues and funds they generate. All works performed must follow international standards established by the respective agencies (IATA, OACI, etc.).

Revenues of AA2000 comprise non-aeronautical revenues and aeronautical revenues; the latter being the tariffs determined by the ORSNA and regulated on the basis of the review of the Financial Projection of Income and Expenses in order to verify and preserve the "equilibrium" of the variables on which it was originally based.

13

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2021 presented in comparative format (Contd.)

NOTE 2 – ACCOUNTING POLICIES (Contd.)

3) Segment Information (Contd.)

The investment decisions are assessed and made with the ORSNA based on the master plans of the airports considering the needs of each airport based on expected passenger flow and air traffic, in the framework of the standards previously mentioned.

4) Intangible Assets

The Company has recognized an intangible asset that represents the right (license) to charge users for the service of airport concession. Such intangible asset is registered at the cost restated at the closing currency minus the accumulated amortization which is amortized in a straight line during the term of the concession.

The Concession Agreement is accounted for in accordance with IFRS based on the principles outlined in IFRIC 12 “Service Concession Arrangements.” Under IFRIC 12, our Concession Agreement is a “build-operate- transfer” arrangement, under which we develop infrastructure to provide public services and, for a specific period, operate and maintain such infrastructure. Infrastructure is not recognized as property, plant or equipment (PPE), because we have the right to charge fees for services provided to users during the period of the Concession Agreement.

The assets subject to amortization are reviewed for depreciation when the events or changes in the circumstances indicate that the book value cannot be recovered. The loss for depreciation is recognized for the amount by which the accounting value of the asset exceeds its recovery value. For the purpose of depreciation testing, the assets are grouped at the lowest level for which there are identified cash flows.

5) Rights of Use

The Company has recognized an asset for the right of use born from the leases of offices and deposits. Said asset is recorded at the present value of the payments defined in the lease contract restated in the closing currency minus accumulated amortization, which amortizes in a straight line during that of the lease.

6) Sales receivables and other receivables

Sales receivables and other receivables are recognized at face value; net the provision for devaluation losses if there are no significant differences with the interest method. The implicit interest is disaggregated and recognized as financial income as interest is accrued.

7) Investments

The investments consist mainly of investments in public debt instruments and term deposits, with original maturity greater than three months from the date of acquisition.

14

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2021 presented in comparative format (Contd.)

NOTE 2 – ACCOUNTING POLICIES (Contd.)

7) Investments (Contd.)

All purchases and sales of investments are recognized on the settlement date, which does not differ significantly from that of contracting, date on which the Company undertakes to buy or sell the investment.

The results from financial investments, both by quote difference and by exchange difference, are recognized in the “Financial income” in the Statement of Comprehensive Income.

The fair value of listed investments is based on current offer prices. If the market for a financial investment is not active or the securities have no quotation, the Company estimates the fair value according to standard valuation techniques.

8) Cash and cash equivalents

Cash flows cash and cash equivalents include cash in hand, time deposits in financial entities, other short-term highly liquid investments with an original maturity of three months or less and bank overdrafts. In the statements of financial position, bank overdrafts, if any, are shown within borrowings in current liabilities.

9) Capital Stock

Ordinary, non-endorsable shares of $ 1 par value and preferred shares of $ 1 par value represent the capital stock. The adjustment that arises from the restatement to the closing currency is exposed as "Adjustment of capital".

10) Provisions and other charges

Provisions are recognized in the financial statements when:

-	The Company has a present obligation (legal or constructive) as a result of past events,

-	It is probable that an outflow of resources is required to settle such obligation and

-	The amount can be reliably estimated

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation considering the best available information at the time of the preparation of the consolidated financial statements and are reassessed at each closing date. The discount rate used to determine present value reflects current market assessment, at statements financial position date, of the time value of money, and the risks specific to the obligation.

11) Financial debt

Borrowings and other financial liabilities are initially recognized at fair value, net of direct transaction costs incurred. Subsequently, borrowings are carried at amortized cost using the effective interest method. Borrowings are classified under current liabilities if payment is expected within a year.

15

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2021 presented in comparative format (Contd.)

NOTE 2 – ACCOUNTING POLICIES (Contd.)

12) Leases

Assets acquired through leasing are recorded as assets either under "Intangible assets" or under "right of use", depending on the nature of the leased object, and are initially valued at the present value of future minimum payments or at their fair value if It is lower, reflecting in the liability the corresponding debt with the lessor. The financial cost is accrued based on the effective rate and is included within “Financial costs”.

In the case of short-term leases or low-value leases, the Company has chosen not to recognize an asset, but rather recognizes the expense on a straight-line basis during the term of the lease for the fixed income part. Variable or contingent income is recognized as an expense in the period in which payment is probable, as are increases in fixed income indexed by a price index.

The lease liabilities maintained with financial institutions, given the nature of the creditor, are disclosed within the “Financial debt” category; instead, those contracts of leases held with creditors with a purely commercial activity are disclosed as “Lease liability”.

13) Current and deferred income tax – Tax revaluation – Adjustment for tax inflation

Income tax expense for the year comprises current and deferred income tax and is recognized in the Statement of Comprehensive Income.

Deferred income tax is recognized using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts.

Main temporary differences correspond to differences between the book and tax value of property, plant and equipment and intangible assets, mainly due to different depreciation and amortization criteria. Deferred assets and liabilities are measured at the tax rate expected to apply in the period in which the asset is realized or the liability settled, based on the tax laws enacted or substantially enacted at the end of the year. Under IFRS, the deferred tax assets (liabilities) are classified as non-current assets (liabilities). Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available, against which the temporary differences can be utilized.

Deferred income tax is provided on temporary differences derived from the investments in subsidiaries and associates, except for deferred income tax liability where the Company controls the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in a near future.

The income tax result for the year ended December 31, 2021 was $ 5,571 million, corresponding to the charge of deferred tax.

16

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2021 presented in comparative format (Contd.)

NOTE 2 – ACCOUNTING POLICIES (Contd.)

13) Current and deferred income tax – Tax revaluation – Adjustment for tax inflation (Contd.)

The income tax gain in 2020 was $6,544 million, including a current tax gain of $470 million and a profit of deferred tax of $6,074 million.

For determining the net taxable income at the end of the years ended at December 31, 2021 and 2020, the inflation adjustment determined in accordance with articles No. 95 to No. 98 of the income tax law, for $2,161 and $2,543 million respectively was incorporated into the tax result, as of December 31, 2021 and 2020. The variation of the Consumer Price Index General Level (CPI) has exceeded 100% for de fiscal year 2021and 30% for the fiscal year 2020 in the period of 36 months ended at December 31, 2021. Likewise, the income tax law allows the deferral of the charge generated by the adjustment for tax inflation in six consecutive years, until de years ended at December 31, 2020, as a result at December 31, 2021 $7,512 million was recognized as a minor tax loss and $544 million as a minor tax loss as of December 31, 2020, $2,718 million was recognized as a deferred tax liability.

14) Accounts payable and others

Accounts payable and others are obligations to pay for goods and services that have been acquired in the ordinary course of business. Accounts payable are classified in current liabilities if payment is due within one year or less.

Accounts payable are initially recognized at fair value and subsequently measured at their amortized cost using the effective interest method.

Unpaid salaries, vacations and bonuses, and social contributions, as well as employee termination payments and restructuring costs are recognized at fair value.

15) Revenues

The Company generates revenues from the following activities:

a) Aeronautical services provided to users and aeronautical operators in the airports. Main aeronautical services include passenger use fees, aircraft landing fees and aircraft parking fees;

b) Non- Aeronautical revenues mainly obtained from commercial activities within the airports. Main non-aeronautical revenues include warehouse usage, use of space, car parking, etc.

Revenues for use of space by retail stores can be either contracted as a fixed or variable amount.

Revenue for contracts with clients is measured at the fair value of the consideration received or receivable and represents the amounts receivable for the sale of services, stated net of discounts and value added taxes. The Group recognizes revenues in the period the services are rendered, when the amounts can be reliably measured, when it is likely that future economic benefits will flow to the entity and when the specific criteria for each of the activities has been met, as previously mentioned.

17

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2021 presented in comparative format (Contd.)

NOTE 2 – ACCOUNTING POLICIES (Contd.)

15) Revenues (Contd.)

The Company performs construction activities as part of the obligations derived from the investment plan established in the Concession Agreement mentioned in Note 1. In accordance with IFRIC 12 paragraph 14, the company recognizes construction revenues and costs during the construction period.

16) Other income and expenses

It mainly includes the revenues from the Strengthening Trust that arise as consideration for having the concession of the "A" Group of airports of the National Airport System for which the Company assigns to the Government 15% of the total revenues of the concession. 2.5% of said income is used to finance the investment commitments of AA2000 corresponding to the investment plan under the concession contract through a trust in which AA2000 is the trustor; Banco de la Nación Argentina, the trustee; and the beneficiaries are AA2000 and builders of the works of the airports. The funds in the trust are used to pay the creditors of certain infrastructure works in the airports of Group A. According to IAS 20, the benefit received by the Company qualifies as an income subsidy, which is recognized on a monthly basis at a. reasonable value since there is certainty that this benefit will be received.

17) Distribution of dividends

The distribution of dividends to the Company shareholders is recognized as a liability in the financial statements in the year the dividends are approved by the shareholders.

18) Changes in accounting policies and disclosures

There are no changes in the Group's accounting policies as of the changes in accounting standards and interpretations issued by the IASB that are effective as of January 1, 2020.

19) Estimates

The preparation of financial statements in accordance with IFRS requires the use of estimates. It also requires management to exercise its judgment in the process of applying the Group accounting policies.

In the preparation of these Financial Statements the significant areas of judgement by management in the application of the Group accounting policies and the main areas of assumptions and estimates are consistently as those applied in the Consolidated Financial Statements for the year ended December 31, 2020 and are mentioned in Note 21.

18

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2021 presented in comparative format (Contd.)

NOTE 2 – ACCOUNTING POLICIES (Contd.)

20) Compensation Plan

During fiscal years 2021 and 2020, Corporación América Airports (hereinafter CAAP) decided to grant a compensation plan to the management level of AA2000. It corresponds to a payment plan based on CAAP shares, which will be responsible for them. In this sense, the cost of the aforementioned plan has been recorded in "Salaries and social charges", both in "Costs of sales" and "Distribution and marketing expenses", depending on the nature of the employee. Likewise, the value of the shares to be issued by our parent company was recorded as a counterpart, in "Other reserves" within the Company's equity.

21) Foreign currency conversion and financial information in hyperinflationary economies

Functional and presentation currency

The figures included in these financial statements were measured using their functional currency, that is, the currency of the primary economic environment in which the Company operates. The functional currency of the Company is the Argentine peso, which is the same as the presentation currency of the financial statements.

Financial information in hyperinflationary economies

IAS 29 "Financial information in hyperinflationary economies" requires that the financial statements of an entity whose functional currency is that of a hyperinflationary economy be expressed in terms of the current unit of measurement at the reporting date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. For this, in general terms, inflation produced from the date of acquisition or from the revaluation date, as applicable, must be computed in the non-monetary items.

These requirements also correspond to the comparative information of these Individual Separate financial statements.

In order to conclude on whether an economy is categorized as hyperinflationary under the terms of IAS 29, the standard details a series of factors to be considered, including the existence of a cumulative inflation rate in three years that approximates or exceed 100%. Taking into account that the accumulated inflation rate of the last three years exceeds 100% and the rest of the indicators do not contradict the conclusion that Argentina should be considered as a hyperinflationary economy for accounting purposes, the Company Management understands that there is sufficient evidence to conclude that Argentina is a hyperinflationary economy under the terms of IAS 29, as of July 1, 2018. It is for this reason that, in accordance with the IAS 29, these Individual Financial Statements are restated reflecting the effects of inflation in accordance with the provisions of the standard.

19

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2021 presented in comparative format (Contd.)

NOTE 2 – ACCOUNTING POLICIES (Contd.)

21) Foreign currency conversion and financial information in hyperinflationary economies (Contd.)

Financial information in hyperinflationary economies (Contd.)

In turn, Law No. 27,468 (BO 04/12/2018) amended Article 10 of Law No. 23,928 and its amendments, establishing that the repeal of all legal norms or regulations that establish or authorize indexation by prices, monetary update, variation of costs or any other form of repowering of debts, taxes, prices or rates of goods, works or services, does not include financial statements, in respect of which the provisions of the article 62 in fine of the General Law of Companies No. 19,550 (TO 1984) and its amendments will be applied. Also, the aforementioned legal body ordered the repeal of Decree No. 1269/2002 of July 16, 2002 and its amendments and delegated to the National Executive Power (PEN), through its controlling entities, to establish the date from the which the provisions cited in relation to the financial statements presented will have effect. Therefore, through its General Resolution 777/2018 (BO 28/12/2018), the National Securities Commission (CNV) established that issuers subject to its control should apply to the annual financial statements, for interim and special periods, that close as of December 31, 2018 inclusive, the method of restating financial statements in a homogeneous currency as established by IAS 29.

In accordance with IAS 29, the financial statements of an entity reporting in the currency of a hyperinflationary economy must be reported in terms of the unit of measurement in effect at the date of the financial statements. All amounts in the statement of financial position that are not indicated in terms of the current unit of measurement as of the date of the financial statements should be updated by applying a general price index. All the components of the income statement should be indicated in terms of the unit of measure updated as of the date of the financial statements, applying the change in the general price index that has occurred since the date on which the income and expenses were originally recognized in the financial statements.

The adjustment for inflation in the initial balances was calculated considering the indexes established by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) based on the price indexes published by the National Institute of Statistics and Censuses (INDEC). The inter annual coefficient for the period ended December 31, 2021 was 1.509.

Inflation adjustment

In an inflationary period, any entity that maintains an excess of monetary assets over monetary liabilities will lose purchasing power, and any entity that maintains an excess of monetary liabilities over monetary assets will gain purchasing power, if such items are not subject to a mechanism of adjustment.

Briefly, the re-expression mechanism of IAS 29 establishes that monetary assets and liabilities will not be restated since they are already expressed in the current unit of measurement at the end of the reporting period. Assets and liabilities subject to adjustments based on specific agreements will be adjusted in accordance with such agreements.

20

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2021 presented in comparative format (Contd.)

NOTE 2 – ACCOUNTING POLICIES (Contd.)

21) Foreign currency conversion and financial information in hyperinflationary economies (Contd.)

Inflation adjustment (Contd.)

The non-monetary items measured at their current values at the end of the reporting period, such as the net realization value or others, do not need to be re-expressed. The remaining non-monetary assets and liabilities will be re-expressed by a general price index. The loss or gain from the net monetary position will be included in the comprehensive net result of the reporting period, revealing this information in a separate line item.

The following is a summary of the methodology used for the preparation of these Consolidated Financial Statements:

-	Non-monetary assets and liabilities: non-monetary assets and liabilities (property, plant and equipment, intangible assets, rights of use, deferred profits and additional allowances) updated by the adjustment coefficients corresponding to the date of acquisition or origin of each of them, as applicable. The income tax derived has been calculated based on the restated value of these assets and liabilities;

-	Monetary assets and liabilities, and monetary position result: monetary assets and liabilities, including balances in foreign currency, by their nature, are presented in terms of purchasing power as of December 31, 2021. The financial result generated by the net monetary position reflects the loss or gain that is obtained by maintaining an active or passive net monetary position in an inflationary period, respectively and is exposed in the line of "Result from exposure to changes in the purchasing power of the currency" (RECPAM) in the Statement of Comprehensive Income;

-	Equity: the net equity accounts are expressed in constant currency as of December 31, 2021, applying the corresponding adjustment coefficients at their dates of contribution or origin;

-	Results: the items of the Statements of Comprehensive Income have been restated based on the date on which they accrued or were incurred, with the exception of those associated with non-monetary items (depreciation and amortization expenses), which are presented as a function of the update of the non-monetary items to which they are associated, expressed in constant currency as of December 31, 2021, through the application of the relevant conversion factors.

The comparative figures have been adjusted for inflation following the same procedure explained in the preceding points.

21

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2021 presented in comparative format (Contd.)

NOTE 2 – ACCOUNTING POLICIES (Contd.)

21) Foreign currency conversion and financial information in hyperinflationary economies (Contd.)

Inflation adjustment (Contd.)

In the initial application of the adjustment for inflation, the equity accounts were restated as follows:

-	The capital was restated from the date of subscription or from the date of the last adjustment for accounting inflation, whichever happened later. The resulting amount was incorporated into the "Capital adjustment" account;

-	The other result reserves were not restated in the initial application.

With respect to the evolution notes of non-monetary items for the year, the balance at the beginning includes the adjustment for inflation derived from expressing the initial balance to the currency of current purchasing power.

Transactions and balances

Transactions in foreign currency are translated into the functional currency using the exchange rates prevailing at the transaction dates (or valuation where items are re-measured).

Foreign exchange gains and losses and losses resulting from the settlement of such transactions and from the translation at year-end of the assets and liabilities denominated in foreign currency are recognized in the statement of comprehensive income.

Foreign exchange gains and losses are shown in “Finance Income” and/or “Finance Expense” of the comprehensive statement of income.

Exchange rates used are the following: buying rate for monetary assets and selling rate for monetary liabilities, applicable at year-end according to Banco Nación, and at the foreign currency exchange rate applicable at the transaction date.

22

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2021 presented in comparative format (Contd.)

NOTE 3 – BREAKDOWN OF CERTAIN ITEMS OF THE INDIVIDUAL STATEMENTS OF FINANCIAL POSITION AND THE INDIVIDUAL STATEMENTS OF COMPREHENSIVE INCOME

INDIVIDUAL STATEMENTS OF FINANCIAL POSITION

		12.31.2021	12.31.2020

	Note	$
Cash and cash equivalents
Cash and funds in custody		12,098,190	9,104,657
Banks		14,589,382,785	2,665,073,211
Checks not yet deposited		23,757,970	36,308,716
Time deposits		1,647,212,647	5,001,795,929
		16,272,451,592	7,712,282,513

Investments
Common investment funds		266,741,328	1,367,742,121
Bonds		1,079,900,000	1,342,625,830
Fix-Term deposits		-	278,781,741
		1,346,641,328	2,989,149,692

Trade receivables, net
Trade receivables		8,514,843,110	8,668,460,251
Related parties	7	197,985,400	130,617,157
Checks - postdated checks		87,208,790	46,744,734
Provision for bad debts	8	(4,629,653,345)	(5,250,019,615)
		4,170,383,955	3,595,802,527

Other current receivables
Expenses to be recovered		157,660,169	108,630,642
Guarantees granted		1,254,587	1,893,694
Related parties	7	15,855,875	11,428,463
Tax credits		1,464,058,031	3,550,149,810
Prepaid Insurance		117,392,807	73,674,815
Other		34,374,768	139,811,111
		1,790,596,237	3,885,588,535

(*)As of December 31, 2020, includes tax credits for value added tax refund for $292,053,263 (Note 25).

Other non-current receivables
Trust for Strengthening	7	6,105,235,752	9,187,488,970
		6,105,235,752	9,187,488,970

23

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2021 presented in comparative format (Contd.)

NOTE 3 – BREAKDOWN OF CERTAIN ITEMS OF THE INDIVIDUAL STATEMENTS OF FINANCIAL POSITION AND THE INDIVIDUAL STATEMENTS OF COMPREHENSIVE INCOME (Contd.)

INDIVIDUAL STATEMENTS OF FINANCIAL POSITION (Contd.)

		12.31.2021	12.31.2020

	Note	$
Accounts payable and other-current
Obligations payable		23,442,363	1,107,020,678
Suppliers		4,762,768,295	10,014,864,089
Foreign suppliers		848,282,469	1,114,679,392
Related parties	7	221,978,856	385,539,922
Salaries and social security liabilities		2,290,680,037	1,812,488,900
Other tax liabilities		275,519,221	505,270,633
		8,422,671,241	14,939,863,614

Accounts payable and other- non current
Suppliers		644,826,040	1,105,709,386
Other tax liabilities		137,440,705	11,842,832
		782,266,745	1,117,552,218

INDIVIDUAL STATEMENTS OF COMPREHENSIVE INCOME
		12.31.2021	12.31.2020

		$
Revenues
Aeronautical revenues		9,694,794,373	13,466,766,338
Non-aeronautical revenues		21,888,002,053	18,604,743,772
		31,582,796,426	32,071,510,110

As of December 31, 2021 and 2020, "over time" income from contracts with customers was $26,846,721,011 and $27,956,340,102, respectively.

Other net incomes and expenses
Trust for Strengthening	1.1	780,583,046	794,005,718
Other		(1,467,504,022)	(38,559,026)
		(686,920,976)	755,446,692
Finance Income
Interest		1,813,809,533	2,318,243,764
Foreign Exchange differences		(1,609,503,183)	(506,191,785)
		204,306,350	1,812,051,979

24

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2021 presented in comparative format (Contd.)

NOTE 3 – BREAKDOWN OF CERTAIN ITEMS OF THE INDIVIDUAL STATEMENTS OF FINANCIAL POSITION AND THE INDIVIDUAL STATEMENTS OF COMPREHENSIVE INCOME (Contd.)

INDIVIDUAL STATEMENTS OF COMPREHENSIVE INCOME (Contd.)

		12.31.2021	12.31.2020

	Note	$
Finance Expenses
Interest		(7,811,556,447)	(7,196,416,862)
Foreign Exchange differences		13,255,503,026	(1,969,300,701)
Others		-	(42,120,861)
		5,443,946,579	(9,207,838,424)
		5,648,252,929	(7,395,786,445)

Income Tax
Current	12	-	470,425,752
Deferred	12	(5,571,146,384)	6,073,662,389
		(5,571,146,384)	6,544,088,141

NOTE 4 – INVESTMENTS ACCOUNTED FOR BY THE EQUITY METHOD

	2021	2020

	$
Balance at January 1	138,639,161	349,756,025
Income from investments accounted for by the equity method	35,460,622	(211,116,864)
Balance at December 31	174,099,783	138,639,161

NOTE 5 – INTANGIBLE ASSETS

		2021	2020

	Note	$
Original Values
Balance at January 1		206,988,631,303	194,851,215,120
Acquisition		5,495,661,946	12,137,416,183
Balance at December 31		212,484,293,249	206,988,631,303

Accumulated Amortization:
Balance at January 1		(69,322,915,692)	(55,748,120,625)
Amortization of the year	10	(7,247,643,939)	(13,574,795,067)
Balance at December 31		(76,570,559,631)	(69,322,915,692)
Total Net Balance at December 31		135,913,733,618	137,665,715,611

25

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2021 presented in comparative format (Contd.)

NOTE 6 – FINANCIAL DEBT

Breakdown of financial debt

	12.31.2021	12.31.2020

	$
Non-current
Bank borrowings	5,608,499,701	7,294,632,465
Negotiable Obligations	47,601,802,541	44,962,667,876
Cost of issuance of NO	(1,349,037,811)	(517,995,573)
Total Non- Current	51,861,264,431	51,739,304,768
Current
Bank borrowings	5,795,287,265	9,291,151,417
Negotiable Obligations	6,561,912,264	6,148,265,514
Finance lease liabilities	-	6,025,424
Cost of issuance of NO	(224,724,918)	(116,752,964)
Total Current	12,132,474,611	15,328,689,391
Total	63,993,739,042	67,067,994,159

Changes of Financial Debt:

	2021	2020

	$
Balance at January 1	67,067,994,159	60,231,718,074
New financial debt	26,305,303,742	9,382,251,446
Financial debt paid	(22,726,349,144)	(9,376,869,684)
Accrued interest	6,646,569,071	5,034,736,903
Foreign Exchange differences	(12,120,679,850)	1,788,811,522
Inflation adjustment	(1,179,098,936)	7,345,898
Net Balance at December 31	63,993,739,042	67,067,994,159

The carrying amounts and fair value of financial debt are as follows:

	Carrying amount	Fair Value (1)	Carrying Amount	Fair Value (1)

	12.31.2021		12.31.2020

	$
Bank borrowings	11,403,786,966	11,403,786,966	16,585,783,882	16,585,783,883
Negotiable Obligations	52,589,952,076	53,761,174,935	50,476,184,853	51,099,158,521
Finance lease liabilities	-	-	6,025,424	6,025,422
Total	63,993,739,042	65,164,961,901	67,067,994,159	67,690,967,826

(*) Valuation at quotation prices (not adjusted) in active markets for identical assets or liabilities Fair Value level 2 under IFRS 13 hierarchy. There are no financial instruments measured at fair value.

Secured Negotiable Obligations Maturing in 2027

On February 6, 2017, the Company issued negotiable obligations for an amount of US$400,000,000 maturing on February 1, 2027, at an interest rate of 6.875% and with an issue price of 99.888% of the nominal value. The amortization of the capital of the negotiable obligations was established in 32 equal and consecutive quarterly installments payable as of May 1, 2019.

26

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2021 presented in comparative format (Contd.)

NOTE 6 – FINANCIAL DEBT (Contd.)

Secured Negotiable Obligations Maturing in 2027 (Contd.)

These negotiable obligations were guaranteed with a guarantee trust agreement, governed by Argentine law, by virtue of which the Company transferred and assigned the fees for the use of international and regional air stations and the rights to indemnification of the concession.

In May 2020 and October 2021, the company concluded two exchange offers on the Secured Notes Due 2027 (see below). The holders who did not enter the exchange continue with the original terms and conditions.

Global Program for the issuance of Negotiable Obligations

On February 27, 2020, the Company's ordinary general meeting of shareholders approved the creation of a Global Program for the issuance of Negotiable Obligations of Aeropuertos Argentina 2000 S.A. for the sum of up to US$500,000,000 (or its equivalent in other currencies and/or units of value). The prospectus project was approved in its terms and conditions by board meeting dated February 27, 2020. On April 17, 2020, the Company obtained authorization from the CNV of the Global Program for the Issuance of Negotiable Obligations. On June 15, 2021, the Company's ordinary general meeting of shareholders approved the increase in the amount of the aforementioned program from the sum of US$500,000,000 to the sum of US$1,500,000,000 (or its equivalent in other currencies and/or units of value), whose final prospectus was approved in its terms and conditions by sub-delegate resolution dated July 14, 2021. On July 11, 2021, the Company obtained authorization from the CNV to increase the amount of the Global Program of Issuance of Negotiable Obligations. The duration of the program is five years from the date of original approval by the CNV, that is, from April 17, 2020.

Class I Negotiable Obligations Series 2020

On April 21, 2020, the Company announced an exchange offer and consent request to the holders of the Secured Negotiable Obligations Maturing in 2027. On May 19, 2020, the exchange offer of 86.73% of the amount total original capital ended. Consequently, on May 20, 2020, US$306,000,066 in new negotiable obligations were issued with maturity on February 1, 2027, whose interest rate was 9.375% per year during the PIK Period, period in which the amount of interest is compounded quarterly. The capital and interest amortization installment of these obligations, due on May 1, 2021, was paid in cash. Beginning May 1, 2021, the PIK Period having ended, the Notes bear interest at a rate of 6.875% per annum until maturity, payable quarterly.

Negotiable Obligations Class 2 Series 2020

On August 20, 2020, within the framework of the Global Program of Issuances of Negotiable Obligations, AA2000 issued US$40,000,000 to be integrated and payable in pesos, maturing on August 20, 2022, at an interest rate of 0% and with an issue price at par (100% of the nominal value). The amortization of the capital of the negotiable obligations was established in a single installment at maturity, which will be payable at the exchange rate of Reference Communication "A" 3500 of the Central Bank of the Argentine Republic (BCRA).

27

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2021 presented in comparative format (Contd.)

NOTE 6 – FINANCIAL DEBT (Contd.)

Negotiable Obligations Class 3 Series 2021

On September 8, 2021, within the framework of the Global Program of Issuances of Negotiable Obligations, AA2000 issued US$30,490,862 to be integrated and payable in pesos, for an amount due on September 8, 2023, at an interest rate of 4% annual nominal and with an issue price at par (100% of the nominal value). The amortization of the capital of the negotiable obligations was established in a single installment at maturity, which will be payable at the exchange rate of Reference Communication "A" 3500 of the Central Bank of the Argentine Republic (BCRA).

Class I Negotiable Obligations Series 2021

On October 27, 2021, the Company completed the exchange of the "Guaranteed Negotiable Obligations Maturing in 2027" and the "Class I Series 2020 Negotiable Obligations", for new 8.50% fixed rate negotiable obligations maturing in 2031. Capital amortization was established in 20 installments payable between February 1, 2026 and August 1, 2031 on a quarterly basis, on the 1st days of February, May, August and November. At the closing of the transaction, 66.83% of the total original principal amount of the Class I Series 2020 Negotiable Obligations and 24.61% of the total original principal amount of the Secured Negotiable Obligations Maturing in 2027 were tendered for the exchange. Consequently, on October 28, 2021, the Company issued a principal amount of US$208,949,631 of Class I Series 2021 Negotiable Obligations. These Negotiable Obligations are guaranteed in the first degree with the international and regional air station use rates and the rights to compensation of the concession, and secondly, with the transferred revenues from the cargo terminal.

Additional Class I Series 2021 Negotiable Obligations

On November 4, 2021, the Company issued additional Class I Series 2021 Notes for an amount of US$64 million, which are fully fungible with the Class I Series 2021 Notes.

Class 4 Negotiable Obligations

On November 4, 2021, the Company issued Class 4 notes for an amount of US$62 million. They will amortize their capital in 15 quarterly and consecutive installments payable as of February 1, 2025, and a final payment of 33.4% at maturity, seven years from the date of issue. They will accrue interest at a nominal annual rate of 9,500% and will be guaranteed in the first degree, with the income transferred from the cargo terminal on a pari passu basis with certain existing loans, and in the second degree, with the international and regional air station use rates and the rights to compensation of the concession.

28

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2021 presented in comparative format (Contd.)

NOTE 6 – FINANCIAL DEBT (Contd.)

Syndicated loans

On August 9, 2019, the Company has signed two loan agreements: (a) the onshore loan agreement for US $ 85,000,000 and (b) the offshore loan agreement for US $ 35,000,000. The lenders were Citibank N.A., Industrial and Commercial Bank of China (Argentina) S.A., Banco Galicia y Buenos Aires S.A.U. and Banco Santander Río S.A.

The term of the loan contracts will be thirty-nine months, as from the disbursement date.

The capital under the loan agreements will be repaid in nine equal and consecutive quarterly installments, the first capital payment made one year after the disbursement date, and will accrue interest: (i) with respect to the Onshore Loan Agreement, at a fixed rate of nominal annual 9.75%; (ii) with respect to the Offshore Loan Agreement, at a variable rate equivalent to (a) the LIBOR rate plus (b) an applicable margin of 5,500% annual nominal plus (c) the applicable witholding tax.

In order to guarantee the repayment of the loan agreements, the Company constituted a trust under which it was assigned fiduciary for guarantee purposes in accordance with the provisions of article 1680 and concordant of the Civil and Commercial Code of the Nation and for the benefit of each and every one of the lending banks, as beneficiaries (a) the collection rights, whether charged directly by the Company or a third party for the account and / or order of the Company, with respect to the total flow of funds for import and export services provided by Terminal de Cargas Argentinas (business unit of the Company), including but not limited to storage, handling, refrigeration and scanning of merchandise in any of the Airports of the Company (with the exception of 15% corresponding to the total revenues of the Concession, in accordance with the provisions of clause 5 of the Memorandum Agreement); and (b) the collection rights of the Company as a trustee pursuant to the provisions of article 11.4 of the Negotiable Obligations guarantee contract between the Company and Citibank dated January 17, 2017, in the event of termination, expropriation or rescue of the Concession Contract; including the right to receive and withhold all payments pursuant to them and any other proceeds thereof, fiduciary assigned under guarantee of the Negotiable Obligations by the Company under the Negotiable Obligations Guarantee Trust. Said assignment has been authorized by Resolution No. 61/2019 of the ORSNA dated August 8, 2019.

29

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2021 presented in comparative format (Contd.)

NOTE 6 – FINANCIAL DEBT (Contd.)

Syndicated loans (Contd.)

On April 29, 2020, a framework agreement was signed through which the partial refinancing of the debt contracted under the two loan contracts signed in 2019 with Citibank NA, on the one hand, and with Industrial and Commercial Bank of China (Argentina) SA, Banco de Galicia and Buenos Aires SAU and Banco Santander Río S.A., on the other, for an amount of US $ 35,000,000 and US $ 85,000,000, respectively. Through the Framework Agreement, the deferral (in financial terms) of the capital amortization installments corresponding to the months of August and November 2020 was agreed for a total of US $ 26,666,667, the implementation of which will be carried out by subscribing Bilateral contracts in order to defer the payments corresponding to each one of the Banks through alternatives established in said framework contract at the option of each financial entity. The deferred capital will be paid in 4 equal and consecutive quarterly installments beginning on September 19, 2021.

On August 19, 2020, the Company obtained four loans for the total amount of $ 986,977,222 with the Banks in order to cancel the renegotiated Syndicated loan installment due August. They accrue quarterly interest at a variable rate equivalent to the corrected BACLAR rate plus an applicable margin of 5.00% nominal per annum and will be paid through 4 equal and consecutive quarterly installments beginning on September 19, 2021.

On November 19, 2020, based on the provisions of the Central Bank of the Argentine Republic (BCRA) through Communication “A” 7106, the Company extended 60% of the installment of the Syndicated loan corresponding to Citibank N.A. maturing in November 2020, for a total of US $ 2,333,333, which will be paid in full on November 19, 2022.

Additionally, the Company obtained four loans for the total amount of $ 902,808,111 with the Banks in order to cancel the remainder of the renegotiated Syndicated loan installment due November 2020. They accrue quarterly interest at a variable rate equivalent to the corrected BADLAR rate plus, an applicable margin of 5.00% annual nominal; 48% of the capital thereof will be paid through 4 equal and consecutive quarterly installments starting on September 19, 2021 and the remaining 52% in full on November 19, 2022.

On February 19, 2021 the Company agreed with the Banks and based on the provisions of the Central Bank of the Argentine Republic (BCRA) through Communication “A” 7106, to extend 60% of the Syndicated loan installment corresponding to Citibank NA Due February 19, 2021 for a total of US $ 2,333,333, which will be paid in full on February 19, 2023.

Additionally, the Company obtained four loans for the total amount of $981,661,110, disbursed by the Banks in order to cancel the remaining installment of the Syndicated loan due February 2021. They will accrue quarterly interest at a variable rate equivalent to the corrected BADLAR rate plus an applicable margin of 5, 00% annual nominal; 48% of the capital thereof will be paid through 4 equal and consecutive quarterly installments starting on March 21, 2022 and the remaining 52% in full on February 19, 2023.

On May 17, 2021, the Company agreed with Industrial and Commercial Bank of China (Argentina) S.A., Banco de Galicia and Buenos Aires S.A.U. and Banco Santander Río SA the deferral (in financial terms) of the capital repayment installments of the Onshore loan corresponding to the months of May, August and November 2021 for a total of US $ 28,333,333.- whose implementation will be carried out by signing bilateral contracts to be disbursed in pesos in order to defer the corresponding payments to each of the Banks. The deferred capital will be paid by a single installment 12 months after each disbursement.

30

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2021 presented in comparative format (Contd.)

NOTE 6 – FINANCIAL DEBT (Contd.)

Syndicated loans (Contd.)

On May 19, 2021, the Company obtained three loans for the total amount of $ 890,527,778 with Industrial and Commercial Bank of China (Argentina) S.A., Banco Galicia and Buenos Aires S.A.U. and Banco Santander Río S.A. in order to pay 100% of the installment of the Syndicated loan due May 2021. They accrue quarterly interest at a variable rate equivalent to the BADLAR rate corrected with recognition of Leliq plus an applicable margin of 10.00% nominal per year and will be canceled by a single installment on May 19, 2022.

On August 19, 2021, the Company obtained three loans for the total amount of $ 920,611,111 with Industrial and Commercial Bank of China (Argentina) S.A., Banco Galicia and Buenos Aires S.A.U. and Banco Santander Río S.A. in order to pay 100% of the installment of the Syndicated loan maturing in August 2021. They accrue quarterly interest at a variable rate equivalent to the BADLAR rate corrected with recognition of Leliq plus an applicable margin of 10.00% annual nominal and will be canceled by a single installment on August 19, 2022.

On May 17, 2021, the Company agreed with Citibank N.A. the modification of the repayment scheme of the capital installments of the Offshore Loan corresponding to the months of May, August and November 2021 for a total of US $ 11,666,667, the latter amount being payable in 6 equal installments maturing in May, June, August, September, November and December 2021.

It was also agreed to defer (in financial terms) the installments due in May, June, August, September, November and December 2021, the implementation of which will be carried out through the signing of bilateral contracts to be disbursed in pesos in order to defer the corresponding payments. The deferred capital will be paid by a single installment 12 months after each disbursement

On May 19, 2021 and June 1, 2021, the Company obtained 2 loans for the sum of $ 183,555,555 and $ 184,313,889 respectively with Citibank N.A. in order to pay 100% of the installments of the Syndicated loan due May and June 2021. They accrue interest quarterly at a variable rate equal to the higher of the (i) BADLAR rate; or (ii) the interest rate of the passive repo transactions for the BCRA at a 1-day term plus an applicable margin of 12.00% annual nominal and will be paid annually and through a single installment on May 19, 2022 and on June 1, 2022.

On August 19, 2021 and September 1, 2021, the Company obtained 2 loans for the sum of $ 189,583,333 and $ 190,555,556 respectively with Citibank N.A. in order to pay 100% of the installments of the Syndicated loan maturing in August and September 2021. They accrue quarterly interest at a variable rate equivalent to the higher of the (i) BADLAR rate; or (ii) the interest rate of the passive repo operations for the BCRA at a 1-day term plus an applicable margin of 12.00% annual nominal and will be paid through a single installment on August 19, 2022 and September 1 2022, respectively.

31

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2021 presented in comparative format (Contd.)

NOTE 6 – FINANCIAL DEBT (Contd.)

Syndicated loans (Contd.)

On October 26, 2021, a framework agreement was signed through which the refinancing of the debt contracted under the two loan agreements signed in 2019 with Citibank NA, on the one hand, and with Industrial and Commercial Bank of China (Argentina) was implemented. SA, Bank of Galicia and Buenos Aires SAU and Banco Santander Río S.A., on the other, for an amount of US$35,000,000 and US$85,000,000, respectively. Through the Framework Agreement, the deferral (in financial terms) of capital amortization installments was agreed for a total of US$58,000,000.

Likewise, it was agreed to defer bilateral loans disbursed in November 2020 and February, May, June, August and September 2021 for a total of $3,606,813,216.

On November 18, 2021, the Company executed the framework agreement signed on October 26, 2021 by obtaining a syndicated loan with Citibank N.A., Industrial and Commercial Bank of China (Argentina) S.A., Banco de Galicia and Buenos Aires S.A.U. and Banco Santander Río S.A. which has planned disbursements in pesos and/or US dollars.

The syndicated loan maintains the same guarantee scheme as the contracts signed in 2019 with Citibank N.A., Industrial and Commercial Bank of China (Argentina) S.A., Banco Galicia and Buenos Aires S.A.U. and Banco Santander Río S.A.

The disbursed capital will be paid in 8 equal and consecutive quarterly installments, with the payment of the first installment corresponding to February 2023.

Disbursements denominated in Argentine pesos will accrue quarterly interest at a variable rate equivalent to the corrected BADLAR rate with recognition of Leliq plus an applicable margin of 10.00% nominal annual for the case of Industrial and Commercial Bank of China (Argentina) SA, Banco de Galicia and Buenos Aires SAU and Banco Santander Río S.A. and Badlar Rate and, in the case of Citibank N.A, a variable rate equivalent to the higher of the (i) BADLAR rate; or (ii) the interest rate on passive repo operations for the BCRA at 1 day term plus an applicable margin of 15.00% nominal annual.

Disbursements denominated in US dollars accrue a nominal annual rate of 8.5%.

On November 19, 2021, the first disbursement was made under the syndicated loan, through which all the bilateral loans and the November amortization installment corresponding to the onshore loan and the offshore loan were cancelled.

32

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2021 presented in comparative format (Contd.)

NOTE 6 – FINANCIAL DEBT (Contd.)

Syndicated loans (Contd.)

Citibank N.A., Industrial and Commercial Bank of China (Argentina) S.A., Banco de Galicia y Buenos Aires S.A.U. and Banco Santander Río S.A. disbursed a total of $3,746,929,248, while ICBC additionally disbursed US$10,000,000.

On December 1, 2021, Citibank disbursed $196,583,333 under the syndicated loan in order to pay the December amortization installment of the offshore loan.

On September 20, 2021, the Company prepaid for a total of $1,468,000,000, 100% of the loans disbursed on August 19, 2020, and 93% of the loans disbursed in November 2021.

Bank Macro loan

On January 21, 2020, the Company took a loan of US $ 10,000,000, cancelable for 180 days with a nominal annual rate of 6%. On May 11, 2020, the rescheduling of the US $ 10,000,000 loan was agreed with Banco Macro, extending its term until July 27, 2021 with a nominal annual compensatory rate of 10%, whose capital will be paid in a single installment at maturity and whose interest payments will be made quarterly.

In order to guarantee the loans, the future credits of the air station use rates (for domestic flights) to be charged to Aerolíneas Argentinas S.A. were assigned as collateral.

On July 29, 2021, a new rescheduling of the loan of USD 10,000,000 was agreed, extending its term until December 23, 2022 with a nominal annual compensatory rate of 7.75%, whose capital will be paid in 3 equal installments due July. October and December 2022 and whose interest payments will be made quarterly. The loan continues to be guaranteed by assigning as collateral the future credits of the airport use rates (for domestic flights) to be charged to Aerolineas Argentinas S.A

Bank of the City of Buenos Aires loan

On November 1, 2021, the Company signed a loan agreement for US$5,000,000, the disbursement of which was made on November 18, 2021.

The loan has a term of 24 months, will accrue a nominal annual rate of 6.00% and its capital will be amortized 30% at 12 months and 18 months, and 40% at 24 months. It will be guaranteed with the transferred income corresponding to the Jorge Newbery airport parking lot and the contracts entered into with Gate Gourmet Argentina S.A and Sky Chefs Argentine INC., Argentine Branch.

33

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2021 presented in comparative format (Contd.)

NOTE 7 – BALANCES AND TRANSACTIONS WITH RELATED PARTIES

Balances with other related companies at December 31, 2021 and 2020 are as follows:

	12.31.2021	12.31.2020
	$
Trade receivables Net Current
Servicios y Tecnología Aeroportuarios S.A.	18,027,237	11,998,784
Other related companies	179,958,163	118,618,373
	197,985,400	130,617,157
Other current receivables
Cargo & Logistics S.A.	795,282	1,200,410
Villalonga Furlong S.A	-	212,854
Other related companies	15,060,593	10,015,199
	15,855,875	11,428,463
Accounts payable and other- Current
Servicios y Tecnología Aeroportuarios S.A.	21,481,198	27,658,565
Other related companies	200,497,658	357,881,357
	221,978,856	385,539,922
Provisions and other charges
Other related companies	-	643,387
Stakeholders	229,263,924	283,494,003
	229,263,924	284,137,390

During the years ended December 31, 2021 and 2020, the Company has allocated to the cost $380,477,147 and $315,167,710, respectively, for maintenance carried out with Texelrio S.A.

During the years ended December 31, 2021 and 2020, the Company has accrued to the cost $458,336,237 and $341,815,766 respectively with Proden SA for rent and maintenance of offices.

During the years ended December 31, 2021 and 2020, the Company has accrued with Helport S.A. to intangible assets $9,201,388 and $27,885,047 respectively and at cost for the years ended on 31 of December 2021 and 2020 $14,649,298 and $301,298,782 respectively.

During the year ended at December 31, 2020, dividends have been paid to the shareholders according to their shareholding for $73,464,443.

At December 31, 2021 and 2020 the Company owed the Argentine National Government $7,178,259,365 and $3,836,767,257 respectively, corresponding to the specific allocation of revenues of each year (see Note 10) and has recorded a receivable for $6,105,235,752 and $9,187,488,970 respectively corresponding to the Development Trust to fund the infrastructure works of AA2000.

Furthermore, short-term compensation to key management was $166,490,110 and $496,098,872 for the years ended at December 31, 2021 and 2020 respectively. For the years, 2021 and 2020 includes a total of $32,462,154 and $351,642,744 as compensation plan item.

34

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2021 presented in comparative format (Contd.)

NOTE 7 – BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Contd.)

Corporación America S.A. is the direct owner of 45.90% of the common shares of the Company, and an indirect owner through Corporación America Sudamericana S.A of 29.75% of the common shares of the Company, therefore is the immediate controlling entity of the Company.

Corporación America S.A is controlled by Cedicor S.A, which is the owner of the 95.37% of its capital stock. Cedicor S.A is 100% controlled by American International Airports LLC and at the same time it is controlled a 100% by Corporación America Airport S.A.

The ultimate beneficiary of the Company is Southern Cone Foundation. Its purpose is to manage its assets through decisions adopted by its independent Board of Directors. The potential beneficiaries are members of the Eurnekian family and religious, charitable and educational institutions.

NOTE 8 – BAD DEBT PROVISIONS

	2021	2020
	$
Balance at January 1	5,250,019,615	4,591,884,609
Increases (*)	1,343,094,137	2,193,658,375
Use	(1,103,510)	(34,808,330)
Inflation adjustment	(1,962,356,897)	(1,500,715,039)
Final Balance at December 31	4,629,653,345	5,250,019,615

(*)  As of December 31, 2021 and 2020, includes $415,415,502 and $745,480,692, respectively, of bad debts (Note 10), and $927,678,635 and $1,448,177,683, respectively, for exchange difference included in the statement of results "Financial income" (Note 3).

35

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2021 presented in comparative format (Contd.)

NOTE 9 – PROVISIONS AND OTHER CHARGES

	Note	At January 1 2021	Increases	Decreases	Inflation Adjustment	Accruals	Exchange rate differences	At December 31, 2021	Total current	Total Non Current

Litigations		115,179,202	950,705,824	(184,582,161)	(240,616,610)	-	65,241,322	705,927,577	348,863,870	357,063,707
Related Parties	7	643,387	-	(426,249)	(217,138)	-	-	-	-	-
Deferred Income		1,573,612,585	1,069,367,638	-	(226,395,647)	(684,824,888)	77,047,374	1,808,807,062	541,240,511	1,267,566,551
Trust for works- Portfolio of Projects 2012/2014		1,773,820,057	787,003,205	-	(741,174,768)	358,636,329	-	2,178,284,823	1,282,878,185	895,406,638
Guarantees Received		191,718,296	63,347,921	(53,305,249)	(55,394,870)	-	10,387,703	156,753,801	-	156,753,801
Upfront fees from Concessionaires		270,980,349	60,681,225	-	-	(80,373,156)	-	251,288,418	190,130,457	61,157,961
Dividends to be paid	7	283,494,003	-	-	(105,963,254)	-	51,733,175	229,263,924	-	229,263,924
Others		-	653,528,256	(23,550,905)	(105,460,857)	-	40,363,254	564,879,748	292,565,698	272,314,050
Total of provisions and others liabilities		4,209,447,879	3,584,634,069	(261,864,564)	(1,475,223,144)	(406,561,715)	244,772,828	5,895,205,353	2,655,678,721	3,239,526,632

	Note	At January 1 2020	Increases	Decreases	Inflation Adjustment	Accruals	Exchange rate differences	At December 31, 2020	Total current	Total Non Current

Litigations		139,044,538	22,975,535	(10,498,981)	(36,341,890)	-	-	115,179,202	-	115,179,202
Related Parties	7	1,067,950	3,035	(179,681)	(247,917)	-	-	643,387	-	643,387
Deferred Income		790,655,401	1,643,640,492	-	(115,001,382)	(808,418,627)	62,736,701	1,573,612,585	755,632,214	817,980,371
Trust for works- Portfolio of Projects 2012/2014		212,961,234	1,660,629,208	(441,496,796)	(179,898,551)	521,624,962	-	1,773,820,057	1,239,577,686	534,242,371
Guarantees Received		196,762,985	41,060,813	(29,779,957)	(51,349,219)	-	35,023,674	191,718,296	-	191,718,296
Upfront fees from Concessionaires		355,071,041	3,110,036	-	-	(87,200,728)	-	270,980,349	193,719,585	77,260,764
Dividends to be paid	7	347,016,068	-	(73,464,443)	(89,867,118)	-	99,809,496	283,494,003	-	283,494,003
Total of provisions and others liabilities		2,042,579,217	3,371,419,119	(555,419,858)	(472,706,077)	(373,994,393)	197,569,871	4,209,447,879	2,188,929,485	2,020,518,394

36

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2021 presented in comparative format (Contd.)

NOTE 10 - COSTS OF SALES, ADMINISTRATIVE, DISTRIBUTION, AND SELLING EXPENSES

	Cost of sales	Distribution and selling expenses	Administrative expenses	Total

	$
Item
Year ended at 12.31.21
Specific allocation of revenues	4,683,498,274	-	-	4,683,498,274
Airport services and maintenance	6,159,570,236	-	2,573,186	6,162,143,422
Amortization of intangible assets	7,184,846,585	1,766,790	61,030,564	7,247,643,939
Salaries and social security contributions	7,264,154,371	54,962,758	827,508,051	8,146,625,180
Fees for services	57,383,413	-	266,188,631	323,572,044
Public utilities and contributions	1,210,937,571	132,114	3,867,535	1,214,937,220
Taxes	274,506,331	1,670,360,363	391,938,730	2,336,805,424
Office expenses	526,943,952	1,883,720	99,714,174	628,541,846
Insurance	113,957,245	-	6,711,322	120,668,567
Advertising expenses	-	47,571,343	-	47,571,343
Bad debts charges	-	415,415,502	-	415,415,502
Board of Directors and Supervisory Committee fees	-	-	41,494,552	41,494,552
Amortization right of use	310,653,316	-	-	310,653,316
Total at 12.31.21	27,786,451,294	2,192,092,590	1,701,026,745	31,679,570,629

(*) Includes $32,462,154 as compensation plan.

Year ended at 12.31.20
Specific allocation of revenues	4,764,034,309	-	-	4,764,034,309
Airport Services and maintenance	7,512,066,127	-	47,480,523	7,559,546,650
Amortization of intangible assets	13,377,456,887	5,839,588	191,498,592	13,574,795,067
Salaries and social security contributions	6,940,443,323	83,829,770	1,099,897,833	8,124,170,926
Fees for services	97,416,096	12,829,621	225,188,167	335,433,884
Public utilities and contributions	1,174,803,953	132,229	4,234,517	1,179,170,699
Taxes	365,925,890	1,656,773,366	337,781,562	2,360,480,818
Office expenses	465,748,122	5,316,578	93,835,180	564,899,880
Insurance	152,434,101	15,057	16,257,160	168,706,318
Advertising expenses	-	153,672,473	-	153,672,473
Bad debts charges	-	745,480,692	-	745,480,692
Board of Directors and Supervisory Committee fees	-	-	32,089,665	32,089,665
Amortization right of use	299,416,727	-	-	299,416,727
Total at 12.31.20	35,149,745,535	2,663,889,374	2,048,263,199	39,861,898,108

(*) Includes $351,642,744 as compensation plan.

37

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2021 presented in comparative format (Contd.)

NOTE 11- FOREIGN CURRENCY ASSETS AND LIABILITIES

Item	Foreign currency type and amount at 12.31.21		Foreign exchange rates	Amount in local currency at 12.31.21	Amount in local currency at 12.31.20

				$
ASSSETS
CURRENT ASSETS
Trade receivables	US$	21,583,619	105.52	2,212,752,618	2,299,868,608
Current investments	US$	-	105.52	-	440,935,228
Cash and cash equivalents	US$	141,258,701	105.52	14,481,841,994	3,614,729,597
Total current assets				16,694,594,612	6,355,533,433
Total assets				16,694,594,612	6,355,533,433

LIABILITIES
CURRENT LIABILITIES
Provisions and other charges	US$	6,453,355	102.7200	662,888,598	283,494,003
Financial debts	US$	124,858,348	102.7200	12,825,449,489	14,891,892,686
Leasings	US$	2,624,208	102.7200	269,558,603	333,319,999
Commercial accounts payable and others	US$	17,179,650	102.7200	1,764,693,625	4,022,754,941
	EUR	5,767,117	116.3715	671,128,006	740,353,066
Total current liabilities				16,193,718,321	20,271,814,695
NON-CURRENT LIABILITIES
Provisions and other charges	US$	6,244,447	102.7200	641,429,568	1,565,907,203
Financial debts	US$	480,359,736	102.7200	49,342,552,086	50,554,642,097
Leasings	US$	2,036,672	102.7200	209,206,899	547,838,822
Commercial accounts payable and others	US$	1,512,347	120.7200	155,348,235	-
	EUR	4,765,166	116.3715	554,529,515	-
Total non- current liabilities				50,903,066,303	52,668,388,122
Total liabilities				67,096,784,624	72,940,202,817
Net liability position				50,402,190,012	66,584,669,384

NOTE 12 – INCOME TAX

On December 29, 2017, the National Executive Power issued and published Law No. 27,430, which introduced amendments to the Income Tax. Among the most relevant was the reduction of the tax rate for capital companies and permanent establishments to 25% and it was also provided that dividends distributed to human persons and beneficiaries abroad by the aforementioned would be taxed at a rate of 13%. Such modifications were applicable for the years beginning on or after January 1, 2020, while for the years beginning on January 1, 2018 and December 31, 2019, the applicable rates would be 30% for the tax and 7% for dividend distribution. On December 23, 2019, through the promulgation and publication of Law No. 27,541, it was suspended until the fiscal years beginning on January 1, 2021 inclusive, the reduction of the rate to 25% and the application of the tax on dividends at 13%, providing that for the periods in which the suspension is applied the rates will be 30% and 7% respectively.

As a result of the reduction of the tax rate, deferred assets and liabilities as of December 31, 2020 were measured using rates of 30%.

38

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2021 presented in comparative format (Contd.)

NOTE 12 – INCOME TAX (Contd.)

On the other hand, the Social Solidarity and Productive Reactivation Law (LSSRP - BO December 23, 2019) suspends the application of the 25% tax rate until fiscal years beginning on or after January 1, 2021, timely provided by subsection d) of article No. 86 of Law No. 27,430, establishing that for the period of suspension the rate will be 30%.

In accordance with this, the application of the 13% rate for the distribution of dividends is suspended for the same years, establishing it at 7%.

In addition, the Law permanently extends the withholding at source of 7% for the distribution of dividends.

On June 16, 2021, the Argentine Government enacted an income tax reform (Law No. 27,630), in which the corporate income tax rate is increased for fiscal years beginning on or after January 1, 2021. The law replaced the previous tax rate of 30% with a progressive tax scale based on the accumulated taxable net profit, which is applied as follows: up to a profit of $5,000,000 the rate at 25%, up to $50,000,000, the rate to be applied is 30%, and over $50,000,000 the rate is 35%.

For fiscal year 2021, Argentine companies are subject to the progressive tax scale, where the maximum tax rate is 35%.

The adjustment for tax inflation provided for in Title VI of the Income Tax Law has not been applicable since the enactment of Law No. 24,073 (B.O. 04/08/1992). In this regard, article No. 39 of said rule established that all tax updates would have as a maximum limit the month of March of the year 1991. However, as a result of the modifications introduced in the last tax reform - Law No. 27,430 - and, subsequently the modification established to this by Law No. 27,468, it was provided that said mechanism will be applicable in the fiscal year in which a variation of the Consumer Price Index (CPI) is verified, accumulated in the 36 months prior to the closing date of the year being settled, greater than 100%. Additionally, with respect to the 1st, 2nd and 3rd years from its validity, the mechanism will be applied when the variation of the CPI from the beginning to the end of each of those years exceeds 55%, 30% and 15% respectively.

The LSSRP maintains the application of the inflation adjustment mechanism established in title VI of the LIG. However, the amount corresponding to the first and second fiscal years beginning on or after January 1, 2019 must be allocated one sixth in that fiscal period and the remaining five sixths in equal parts in the 5 (five) immediately following fiscal periods.

It is applicable for the current fiscal year, since the requirement of inflation greater than 100% has been met considering the last 36 months. Since it is the 4th fiscal year since its validity, according to the CIP index, the resulting adjustment through this procedure must be allocated in its entirety to the fiscal year since the current rule does not provide for a fractionation in the recognition of the adjustment for fiscal years beginning on or after January 1, 2021.

The effect of the deferral of three-sixths of the result from exposure to inflation as of December 31, 2019 and four-sixths of the result from exposure to inflation as of December 31, 2020, has been recognized as a deferred tax liability.

39

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2021 presented in comparative format (Contd.)

NOTE 12 – INCOME TAX (Contd.)

Deduction updates: Acquisitions or investments made in fiscal years beginning on January 1, 2018, will be updated based on the percentage variations in the CPI provided by the INDEC, a situation that will increase the deductible amortization and its cost computable in case of sale.

The following is a reconciliation between the income tax charged to income and that, which would result from applying the tax rate in force in Argentina on income before taxes for the years ended on December 31, 2021 and 2020:

	12.31.2021	12.31.2020

	$
Income before income tax	5,568,598,234	(17,938,847,788)
Tax calculated at applicable tax rate	(1,949,009,382)	5,381,654,337
Tax effects of:
Differences at applicable tax rate (*)	(3,622,137,002)	1,162,433,804
Income Tax Expense	(5,571,146,384)	6,544,088,141

(*) The current tax rate as of December 31, 2021 and 2020 is 35% and 30%. The effective tax rate applicable has been 100.05% and 34.48% as of December 31, 2021 and 2020, respectively.

(**) As of December 31, 2021, the main permanent differences correspond to the charge for the application of the tax inflation adjustment for $7,512,037,604 and the gain for the higher deferred tax asset generated by the tax revaluation for $8,183,370,971 and the loss due to the effect of the rate change on the deferred tax liability position at the beginning of $1,776,006,574.

The movements during the year in the assets and liabilities for deferred tax, not considering the compensation of balances referred to the same fiscal authority have been the following:

Deferred tax assets: Item	Trade receivable nets	Related parties	Provisions and other charges	Financial debt	Accumulated Losses	Total

	$
Balance at 12.31.19	1,322,754,627	184,707	228,052,815	75,607,564	-	1,626,599,713
Movement for the year
Charge to income	935,997,528	-	546,938,630	(165,977,135)	5,603,695,751	6,920,654,774
Inflation adjustment	(351,145,317)	(49,033)	(483,839,660)	(20,071,174)	-	(855,105,184)
Balance at 12.31.20	1,907,606,838	135,674	291,151,785	(110,440,745)	5,603,695,751	7,692,149,303
Movement for the year
Charge to income	1,441,917,703	35,954	(445,139,782)	(131,917,243)	24,109,966	889,006,598
Inflation adjustment	(643,802,550)	(45,789)	874,974,149	37,272,899	(1,891,203,962)	(1,622,805,253)
Balance at 12.31.21	2,705,721,991	125,839	720,986,152	(205,085,089)	3,736,601,755	6,958,350,648

40

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2021 presented in comparative format (Contd.)

NOTE 12 – INCOME TAX (Contd.)

Deferred tax liabilities: Item	Intangible Assets	Financial debts	Adjustment for tax inflation (Note 2.13)	Investments	Total

	$
Balance at 12.31.2019	11,180,938,014	124,416,950	3,096,740,467	-	14,402,095,431
Movement for the year
Charge to income	(1,595,377,469)	118,715,916	2,258,253,921	65,400,017	846,992,385
Inflation adjustment	-	(33,028,371)	(822,076,813)	-	(855,105,184)
Balance at 12.31.20	9,585,560,545	210,104,495	4,532,917,575	65,400,017	14,393,982,632
Movement for the year
Charge to income	5,683,853,392	440,984,738	276,215,096	59,099,756	6,460,152,982
Inflation adjustment		(70,908,640)	(1,529,824,612)	(22,072,000)	(1,622,805,252)
Balance at 12.31.21	15,269,413,937	580,180,593	3,279,308,059	102,427,773	19,231,330,362
Net balance at 12.31.19					(12,775,495,718)
Net balance at 12.31.20					(6,701,833,329)
Charge to income 2020					6,073,662,389
Net balance at 12.31.21					(12,272,979,714)
Charge to income 2021					(5,571,146,384)

The assets for deferred tax due to negative taxable basis pending compensation are recognized as long as the corresponding fiscal benefit could occur through future fiscal benefits.

NOTE 13 – OTHER RESTRICTED ASSETS

Other than what is mentioned in Notes 1 and 6, Other Receivables in Current assets at December 31, 2021 and 2020 include $1,254,587 and $1,893,694 corresponding to guarantees granted to third parties in connection with lease agreements. Likewise, as of December 31, 2020, the Investments item includes $278,781,741 corresponding to fixed-term placements granted as guarantee.

NOTE 14 - CAPITAL STOCK

At December 31, 2021, capital stock is as follows:

Par Value
$
Paid-in and subscribed	1,169,495,813
Registered with the Public Registry of Commerce	1,006,046,708

The Company’s capital stock is comprised of 258,517,299 common shares of $1 par value and one vote each and 910,978,514 preferred non-voting shares of $1 par value. Preferred shares will have voting rights on the following matters: i) partial or total capital reimbursement; ii) during the period benefits of preferred shareholders are granted but not yet received iii) the appointment of a full and an alternate director and a full and an alternate syndic; and iv) in the remaining cases established by Corporate Law No. 19550.

41

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2021 presented in comparative format (Contd.)

NOTE 15 - CAPITAL STOCK AND SHARE PREMIUM

As stated in Note 14, the Company’ s capital stock comprises 258,517,299 common shares of $1 par value and one vote each and 910,978,514 preferred non-voting shares of $1par value each.

Under the provisions of the Memorandum Agreement, the Concession Contract Adaptation in the Shareholders’ Extraordinary and Special meeting for Class A, B and C of March 6, 2008 and approved by the ORSNA the April 25, 2008 decided to amend the bylaws to incorporate the following decisions: the increase of capital stock from $100,000,000 to $219,737,470 through the capitalization of the “capital adjustment” account and the increase of the capital stock up to $715,898,883, through the issuance of 496,161,413 preferred shares of $1 par value with no voting rights, fully subscribed by the Argentine National Government.

Furthermore, the Shareholders’ Extraordinary and Special meeting held on August 7, 2008 decided, among other things, reforming the social status, subject to the approval of ORSNA, based on the following amendments: Increase in the company’s capital stock for up to $65,000,000. Creation of subclasses “R” and “L” shares and issuance of up to 65,000,000 ordinary book entry class A, B, C and subclass L shares. Admission to the public offering of shares regime. Subclass “L” shares of one peso ($1) par value and one (1) vote each will be placed for public offering, subject to the prior authorization from the ORSNA.

The shareholder’s meeting dated April 29, 2011 decided that due to the existence of certain topics regarding the admission to the public offering of shares and the increase of capital stock which were being analyzed by the Board, the admission to the public offering regime, the increase in capital stock and the statute reform would be held in a further Meeting summoned once such topics had been defined.

On June 9, 2011, the National Government notified the company of its intention to convert all the negotiable obligations that had been duly issued by virtue of the withdrawal and compensation of mutual claims between the Company and the National State (see Note 1.8) in ordinary class D shares of the company. At the Board meeting held on December 27, 2011, 38,779,829 Class D ordinary, book-entry shares with a par value of $ 1 and entitled to one vote per share were issued. Through the Assembly of December 29, 2011, it was resolved to reform the corporate bylaws in order to reflect the conversion of negotiable obligations. The mentioned conversion generated an issue premium of $137,280,595.

At December 31, 2021 the capital stock is represented by: (i) 79,105,489 class A Subclass R common book entry shares; (ii) 79,105,489 class B Subclass R common book entry shares; (iii) 61,526,492 class C Subclass R common book entry shares; (iv) 38,779,829 class D common book entry shares; (v) 910,978,514 preferred shares of $1 par value without right to vote; and (vi) subclass L ordinary book entry shares issued in the public offering regime.

The administration of the company is managed by a board of eight members acting for a year-and the same number of alternates. Each of the classes A, B and C has the right to choose two full directors and two alternates and class D has the right to appoint a full director and an alternate. The National Government as holder of preferred shares has the right to appoint an additional full director and an alternate.

42

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2021 presented in comparative format (Contd.)

NOTE 15 - CAPITAL STOCK AND SHARE PREMIUM (Contd.)

On June 30, 2011 the Company was notified that the Società per Azioni Esercici Aeroportuali S.E.A. transferred to Cedicor S.A., direct controller of Corporación America S.A., 21,973,747 common, registered non-endorsable Class A shares of $ 1 par value and one vote each, representing 8.5% of the capital stock and votes of AA2000. To be conducted, such transference needs to be authorized by the ORSNA according to the regulations that are to be applied for the changes in capital stock of AA2000.

On July 13, 2011 the company was notified that Riva S.A.I.I.C.F.A. transferred to Cedicor S.A., direct controller of Corporación America S.A. 2,197,375 ordinary book entry class B shares of AR $ 1par value and one vote each, representing 0.85% of the capital stock and votes of AA2000. To be conducted, such transference needs to be authorized by the ORSNA according to the regulations that are to be applied for the changes in capital stock of AA2000.

Through joint resolution number RESFC-2020-68-ORSNA # MTR, dated September 22, 2020, the board of the Regulatory Body of the National Airport System resolved to authorize Airports Argentina 2000 S.A. to modify the shareholding composition of the Company, authorizing:

i) transfer by Riva S.A.I.I.C.F. 2,197,375 of class B ordinary book-entry shares of one peso par value each and one vote per share, representing 0.85% of the ordinary capital and the votes of the Company to Cedicor S.A.; and

ii) Transfer by Società per Azioni Esercizi Aeroportuali SEA 21,973,747 class A ordinary shares of one-peso par value each, and one vote per share, representing 8.5% of the ordinary capital and of the votes of the Company to Cedicor S.A.

NOTE 16 - DIVIDENDS ON PREFERRED SHARES

Preferred shares in favor of the Argentine National Government (see Note 1), whose issuance were approved by the Shareholders Meeting of the Company on March 6, 2008 shall accrue a preferential dividend receivable of 2% of their nominal value, payable in preferred shares, which shall be cumulative in case that the Company does not generate liquid and realized profits.

The Shareholders’ General Ordinary Meetings held annually resolved to pay Shareholders of preferred shares dividends through the issuance of preferred shares of AR$1 par value each under the same terms of the preferred shares issued in favor of the Argentine National Government approved by the Shareholders’ General Ordinary and Special Meeting of class “A” “B” and “C” held on March 6, 2008. Preferred shares were fully subscribed by the Argentine National Government according to the following detail:

43

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2021 presented in comparative format (Contd.)

NOTE 16 - DIVIDENDS ON PREFERRED SHARES (Contd.)

-	Shareholders’ General Ordinary, Extraordinary and Special Meeting held on April 24, 2009: 30.369.048 preferred shares

-	Shareholders’ General Ordinary and Special Meeting held on March 19, 2010: 10.530.609 preferred shares

-	Shareholders’ General Ordinary, Extraordinary and Special Meeting of Class A, B and C held on December 29, 2011: 10.741.221 preferred shares

-	Shareholders’ General Ordinary, Extraordinary and Special Meeting of Class A, B, C and D and special of preferred shares held on May 2, 2012: 10.956.046 preferred shares;

-	Shareholders’ General Ordinary, and Special of Class A, B, C and D and special of preferred shares held on April 11, 2013: 11.175.167 preferred shares;

-	Shareholders’ General Ordinary Meeting special of Class A, B, C and D and special of preferred shares held on April 21, 2014: 11.398.670 preferred shares;

-	Shareholders’ General Ordinary Meeting special of Class A, B, C and D and special of preferred shares held on April 28, 2015: 11.626.643 preferred shares;

-	Shareholders’ General Ordinary Meeting special of class A, B, C and D and special of preferred shares held on April 25, 2016: 11.859.176 preferred shares;

-	Shareholders’ General Ordinary Meeting special of class A, B, C and D and special of preferred shares held on April 26, 2017: 12,096,359 preferred shares;

-	Shareholders’ General Ordinary Meeting special of class A, B, C and D and special of preferred shares held on April 9, 2018: 12,338,287 preferred shares;

-	Shareholders’ General Ordinary Meeting special of class A, B, C and D and special of preferred shares held on July 25, 2019: 118,276,769 preferred shares;

-	Ordinary general meeting, special of classes A, B, C and D and special of preferred shares held on April 22, 2020: $ 163,449,105 preferred shares.

While the year ended at December 31, 2020 has yielded a negative result, the preferential dividend accrued for the year ended December 31, 2020, which amounts to $ 237,821,433 will be accumulated and paid in the first year in which the result shows a profit realized and liquid, in accordance with the provisions of the conditions of issue of the shares

Likewise, the preferential dividend accrued for the year ended December 31, 2021 is $324,162,454, which added to the accumulated dividend for the year ended December 31, 2020 amounts to $561,983,887 and will be recorded at the time of approval of the Shareholders' Meeting.

NOTE 17 - DIVIDENDS ON ORDINARY SHARES

The ordinary general meeting, special classes A, B, C and D and special preferred shares held on April 22, 2020 resolved not to distribute dividends to ordinary shares. Once the legal reserve had been constituted and the dividends of the preferred shares had been distributed, the constitution of an optional reserve for the execution of future works plans was resolved with the reminder.

44

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2021 presented in comparative format (Contd.)

NOTE 18 – RESOLUTIONS OF SHAREHOLDERS’ ORDINARY AND SPECIAL MEETINGS OF CLASS A, B, C AND D SPECIAL OF PREFERRED SHARES OF AEROPUERTOS ARGENTINA 2000 S.A. HELD ON APRIL 22, 2020 AND APRIL 20, 2021

The ordinary general meeting, special class A, B, C and D and special preferred shares, held on April 22, 2020 resolved, among other issues:

-      that the result for the year ended December 31, 2019 has the following destination:

(i)    $ 318,459,365 for the constitution of the legal reserve;

(ii)   $ 163,449,105 to the distribution of the dividends corresponding to the preferred shares held by the national State payable in 163,449,105 preferred shares of one peso ($ 1) par value each;

(iii)  the remainder of $ 5,887,278,830 to the constitution of an optional reserve for the execution of future works plans.

-	Issue 163,449,105 preferred shares of a nominal value weight each and with identical conditions for the issuance of preferred shares issued in favor of the National State in the extraordinary and special general meeting of class A, B and C shareholders dated June 6 2008;

-	increase the share capital from $ 1,006,046,708 to $ 1,169,495,813, that is, in the amount of $ 163,449,105, by issuing 163,449,105 preferred shares of $ 1 par value each, without the right to vote;

-	that the preferred shares are fully subscribed by the National State; and

-	delegate to the board the entry in the shareholders register of the resolved capital increase.

Finally, the ordinary general meeting, special for classes A, B, C and D and special for preferred shares, held on April 20, 2021, resolved, among other issues, that while commercial activity yielded a negative result of ($ 7,589,111,384), said result will pass to the next fiscal year.

It was resolved, in turn, that a dividend of $237,821,433/263,934,470 corresponds to the preferred shares, which will not be paid in this year because the company does not have realized and liquid gains, but which must be paid in the first year in which the company count on those earnings.

45

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2021 presented in comparative format (Contd.)

NOTE 19 – EARNINGS PER SHARE

The Shareholders’ General Extraordinary Meeting held on March 6, 2008, approved by the ORSNA on April 25, 2008, earnings per share is calculated as net income for the year less accrued preferred shares dividends for the year, divided by the number of common shares.

	12.31.21	12.31.20
Income for the year, net dividends accrued	(326,710,604)	(11,712,565,975)
Amount of ordinary shares	258,517,299	258,517,299
Earnings from shares	(1.2638)	(45.3067)

NOTE 20 – FINANCIAL RISK MANAGEMENT

The Company operates in a complex economic context, the main variables of which have recently experienced strong volatility, both nationally and internationally.

At the local level, the following circumstances that occurred during 2021 are displayed:

-	The third quarter of 2021 saw an increase of 11.9% of GDP in year-on-year terms;
-	Accumulated inflation between January 1 and December 31, 2021 reached 50.94% (CPI)
-	The devaluation of the official exchange rate reached 22% during the year;
-	The interest rate during the year was around 38%.

During the month of September 2020, the monetary authority imposed greater exchange restrictions, which also affect the value of the foreign currency in existing alternative markets for certain restricted exchange transactions in the official market. These measures aimed at restricting access to the exchange market in order to contain the demand for dollars, imply a request for prior authorization from the Central Bank of the Argentine Republic transactions in the Single Free Exchange Market (MULC). The Company's Management permanently monitors these variables.

The context of volatility and uncertainty continues at the date of issuance of these financial statements.

The Company's Management permanently monitors the evolution of the variables that affect its business, to define its course of action and identify the potential impacts on its equity and financial situation. The financial statements of the Company should be read in light of these circumstances.

Risk of exchange rate

A substantial portion of the revenues of the Group are in American dollars or are related to billing in American dollars, such being the case of the fees collected to the non-aeronautical concessionaries (these being calculated on the billing percentage of the respective concessionaries in this currency) and a lower percentage in pesos.

46

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2021 presented in comparative format (Contd.)

NOTE 20 – FINANCIAL RISK MANAGEMENT (Contd.)

Risk of exchange rate (Contd.)

Our operational incomes are affected by the fluctuation of the exchange rate of the argentine peso and the other currencies. A key factor in the determination of our financial and net holding incomes is the registry of the incomes for exchange differences on the assets and liabilities in foreign currencies and the registry of the current value of the long-term liabilities.

Our debt for borrowings in foreign currency at December 31, 2021 and 2020 was an equivalent of $62,168,001,575 and $65,446,534,783 of a total debt of $98,940,379,560 and $98,754,617,277 respectively. The Company does not use derived financial instruments to cover such exposures, as an important percentage of our revenues is in American dollars or related to the American dollar as previously mentioned.

Based on the composition of our situational balance at December 31, 2021 and 2019 a variation in the exchange rate of $ 0.10 against the American dollar would translate in an increase of $16,284,232 and $4,667,620 in the assets and $64,126,876 and $56,842,494 in the respective liabilities.

Price risk

As set forth in the Agreement, the ORSNA should annually revise the financial projections of the Company for the period between January 1, 2006 and February 13, 2028 (expressed in amounts at December 31.2005) for the term of the concession agreement, in relationship with, among other items, aeronautical and commercial revenues, costs of operation and investment obligations and could conduct adjustments to the specific allocation of revenues and/or aeronautical service rates and/or investment obligations of the Company to preserve the Economic. Financial balance of the Concession Agreement, as established per Attachment V of the Agreement and parameters established by the ORSNA for the Procedure of Revision of the Financial Projections of income and expenses. See Note 1.2 of the present financial statements.

Taking into consideration the adverse effects that the COVID-19 pandemic caused in the Company's business, in September 2021, the ORSNA resolved, among other measures, to postpone until June 30, 2023 the annual adjustment of the Financial Projection of Income and Expenses.

Credit Risk

The financial instruments that could be subject to credit risk concentration consist of cash, cash equivalents, accounts receivable and short term investments.

The Company places its cash and cash equivalents, investments and other financial instruments in several first rate credit entities, reducing in this way the credit exposure to only one entity. The Company has not had significate losses in such accounts.

47

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2021 presented in comparative format (Contd.)

NOTE 20 – FINANCIAL RISK MANAGEMENT (Contd.)

Credit Risk (Contd.)

The commercial credits of the Group originate mainly from aeronautical revenues pending to be collected with airlines and the fee to be charged to concessionaries. The Group has a strong dependence on two of its airports (Ezeiza and Aeroparque) and could be affected by any condition that affects the airports. Furthermore, the Group depends on key clients, as Aerolineas Argentinas SA and LATAM Group.

The ORSNA resolved to conduct discounts on the international aeronautical rates, so the tariff is equivalent to the one to be obtained if a 30% discount is applied on the amounts established in the Attachment II of the Agreement for those airlines that have a regular payment condition. Since this norm is in force, most of the airlines are complying regularly with their payments.

Liquidity risk

The financial condition, the liquidity of the Group and the need for cash are influenced by different factors, included; its capacity to generate cash flow of its operations; the level of indebtedness, the interests and amortizations on capital stock, that have impact on its net financial expenses, the interest rates in force in the local and international markets and its investments commitments in the framework of the investments plan, the master plans, the additional investments in capital goods and the needs of working capital.

The following table shows an analysis of the non derived financial liabilities of the Company settled by a net amount, grouped, according to their due dates considering the remaining period in the balance sheet date up to its contractual due date, the contractual flows are not shown discounted.

In thousands of $	Total	1st Quarter 2022	2nd Quarter 2022	3rd Quarter 2022	4th Quarter 2022	2022	2023	2024-2038
Debt obligations(*)	107,005,674	10,632,531	4,759,811	8,362,048	4,119,386	27,873,776	17,041,204	62,090,694
Leases obligations	478,765	69,362	68,039	66,722	65,435	269,558	209,207	-
Other obligations	3,063,017	924,538	78,203	132,457	352,375	1,487,573	1,575,444	-
Total Contractual Obligations	110,547,456	11,626,431	4,906,053	8,561,227	4,537,196	29,630,907	18,825,855	62,090,694

(*) Includes Fees payable to the Argentine National Government, Accounts Payable, Negotiable obligations (Capital and Interests) and financial debts.

Risk of interest rate

The interest rate risk of the Company arises from its financial debt. The new borrowings taken at variable rate expose the Company to the increase of interest expenses in the case of increase of interest rates in the market, while the borrowings taken at a fixed rate expose the Company to a change in its fair value. The Company analyzes the exposure to the interest rates in a dynamic way, being the general policy of the Company to maintain most of its financing at a fixed rate.

48

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2021 presented in comparative format (Contd.)

NOTE 20 – FINANCIAL RISK MANAGEMENT (Contd.)

Risk of interest rate (Contd.)

The total debt of the Company at a variable rate is of $5,671,146,675 and $6,676,440,803 (8.86% and 9.95% of total financial debts, respectively) at December 31, 2021 and 2020, respectively.

Effect of the IBOR reform

The reform and replacement of various interbank offered interest rates ('IBOR') has become a priority for regulators. Most IBOR rates ceased publication on December 31, 2021, while certain US dollar LIBOR rates would cease publication on June 30, 2023.

On February 2, 2022, the Company agreed with Citibank N.A. the modification of the Offshore Loan capital installment amortization scheme, together with the applicable rate, going from a Libor rate plus a margin of 5.5%, to a SOFR rate of 3 months plus an adjustment of 0.1073 Annual % adding a margin of 5.5%. The rate change does not have a significant impact for the Company.

Capital Management

The objectives of the Company for capital management are to safeguard its capacity to continue doing business and be able to provide yield to owners as well as benefits to holders of instruments of shareholder’s equity and maintain an optimum capital structure to reduce capital cost.

The negotiable obligations issued in the year 2017, 2020 and 2021 establish certain commitments for the Company. At the date of the current Financial Statements AA2000 has complied with all obligations assumed.

Aligned with the sector, the Company makes a follow up of the capital based on the indebtedness index. This index is calculated as the net debt divided among the total capital. The net debt is calculated as the total borrowings (including “current and non-current borrowings” as shown in the financial statements) less the cash and cash equivalents. The total capital is calculated as the “shareholder’s equity” of the financial statements plus the net debt.

	12.31.2021	12.31.2020
	$
Total Financial Liabilities	63,993,739,042	67,067,994,159
Less: Cash and cash equivalents	(16,272,451,592)	(7,712,282,513)
Net liability	47,721,287,450	59,355,711,646
Total shareholder’s equity	67,318,786,392	67,300,234,142
Index of indebtedness	70.89%	88.20%

The financial assets are within the category of other collectibles and the financial liabilities within other financial liabilities amortized.

49

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2021 presented in comparative format (Contd.)

NOTE 20 – FINANCIAL RISK MANAGEMENT (Contd.)

Financial instruments by category

IFRS 13 requires for financial instruments that are measured in the statement of financial position at fair value, a disclosure of fair value measurements by level in accordance with the following hierarchy of fair value measurement:

-	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.
-	Level 2: data other than quoted prices included in level 1 that are observable for the asset or liability, either directly (that is, prices) or indirectly (that is, derived from prices).
-	Level 3: data on assets or liabilities that are not based on observable data in the market (i.e., unobservable information).

The following table presents the Company's financial instruments:

		12.31.2021	12.31.2020
	Note	$
ASSETS
Financial assets at amortized cost
Trade receivables		8,800,037,300	8,845,822,142
Other receivables		8,217,151,667	14,094,684,050
Investments	13	-	278,781,741
Cash and cash equivalents		16,272,451,592	7,712,282,513
Total at amortized cost		33,289,640,559	30,931,570,446
Financial assets at market price
Investments		1,346,641,328	2,710,367,951
Total at market price		1,346,641,328	2,710,367,951
Total		34,636,281,887	33,641,938,397

LIABILITIES
Financial liabilities at amortized cost
Provisions and other charges		5,189,277,776	4,094,268,677
Financial debt		63,591,199,172	67,056,219,290
Trade accounts payable		9,061,536,663	15,873,622,367
Total		77,842,013,611	87,024,110,334

NOTE 21 – ACCOUNTING ESTIMATES AND JUDGMENTS

The Company makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the corresponding actual results. The estimates and judgments that have a significant risk to causing a material adjustment to the carrying value of the assets and liabilities within the next financial year are addressed below.

Income Taxes:

The Company is subject to income tax. A high level of judgment is required to determine the provision for income tax. There are many transactions and calculations for which the ultimate tax determination is uncertain. The Company recognizes liabilities for anticipated tax audit

50

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2021 presented in comparative format (Contd.)

NOTE 21 – ACCOUNTING ESTIMATES AND JUDGMENTS (Contd.)

issues based on estimates of whether additional taxes will be due. When the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will affect the current and deferred income tax in the year in which such determination is made.

Bad debts:

For trade receivables, the Company applied the simplified approach to estimate the expected credit losses in accordance with the provisions of the standard, which requires the use of the criterion for the provision of loss throughout the life of the loans. The determination of the expected loss to be recognized is calculated based on a percentage of bad debts determined according to the maturity ranges of each credit, as well as the result of the analysis of specific cases that require specific treatment.

In order to measure the expected credit loss, the trade receivables have been grouped according to their characteristics in terms of shared credit risk and the time that has elapsed as past-due loans. Expected loss rates are based on sales payment profiles over a period of 36 months before December 31, 2019, and the corresponding historical credit losses experienced within this period. Historical loss rates are adjusted to reflect current and prospective information on macroeconomic factors that affect the ability of customers to settle accounts receivable.

On this basis, the provision for losses on trade receivables as of December 31, 2021 was calculated by applying the following expected loss ratios: 0.73% on non-expired loans, 3.94% on loans due between 1 and 30 days, 9.41% for the expired range between 31 and 60 days; 14.99% for the range of overdue loans between 61 and 90 days, 23.72% for overdue loans between 91 and 180 days and 35.49% over those overdue for more than 181 days.

The provision for losses on loans for sale as of December 31, 2020 was calculated by applying the following expected loss ratios: 0.84% on non-due loans, 3.91% on loans past due between 1 and 30 days, 9.61% for the range of overdue between 31 and 60 days; 15.45% for the range of overdue between 61 and 90 days, 21.49% for overdue credits between 91 and 180 days and 36.92% over those overdue more than 181 days.

Contingencies:

Finally, estimates related to contingencies and other risks are analyzed based on likelihood of occurrence and estimated amount considering the opinion of the legal advisors of the Group.

Application of IFRIC 12:

The Company has carried out an integral implementation of the standards applicable to the accounting treatment of its concession and has determined that, among others, IFRIC 12 is applicable to the Company. It deals with its investments related to improvements and updates that will be made in relation to the obligation of the concession contract under the intangible assets model established by IFRIC 12. Consequently, all the amounts invested under the concession agreement have a direct correlation with the amount of the rates that the Company may charge each passenger or cargo service provider, and therefore, a direct correlation with the amount of income that the Company may generate.

51

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2021 presented in comparative format (Contd.)

NOTE 21 – ACCOUNTING ESTIMATES AND JUDGMENTS (Contd.)

As a result, the Company defines all the disbursements associated with the investments required under the concession contract as income generating activities since they ultimately provide future benefits, so that improvements and subsequent updates made to the concession are recognized as intangible assets with based on the principles of IFRIC 12. In addition, compliance with the investments committed by the Master Plans of Work are mandatory, as well as compliance with the maximum rate and, therefore, in case of breach of any of these obligations, the Company could be subject to sanctions and the concession could be revoked.

NOTE 22 – CREDIT QUALITY OF FINANCIAL ASSETS

The credit quality of the financial assets that are neither past due nor impaired can be assessed based on external credit ratings granted to the Society by external entities or through the historical information about counterparty default rates:

	2021	2020
	$
Clients
Group 1	1,697,484	33,613,627
Group 2	3,697,776,370	4,242,392,341
Group 3	5,100,563,446	4,569,816,174
Trade accounts receivable	8,800,037,300	8,845,822,142

Group 1 – New customers / related parties (less than 6 months)

Group 2 – Existing customers / related parties (more than 6 months) with no defaults in the past.

Group 3 – Existing customers / related parties (more than 6 months) with some defaults in the past. All defaults were fully recovered.

Note: None of the borrowings to related parties is past due nor impaired.

Breakdown of financial assets date is as follows:

		Due dates					Without
Item	Past due	1st. Q	2nd. Q	3rd.Q	4th Q	Beyond 4th Q	established term	Total

	$
Trade receivables	1,414,218,239	2,734,965,112	7,282,149	6,249,321	7,669,134	-	-	4,170,383,955

NOTE 23 – CONTINGENCIES

The Company has contingent liabilities for litigations in respect of legal claims arising in the ordinary course of business.

It is not anticipated that any material liabilities will arise from the contingent liabilities other than those provided for:

52

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2021 presented in comparative format (Contd.)

NOTE 23 – CONTINGENCIES (Contd.)

Tax claims

Claims on Stamp taxes

The province of Río Negro has made claims for unpaid stamp tax and notified the Company of the assessed amounts of unpaid stamp taxes applicable to the Concession Agreement. Below is a summary of the status of each claim:

Province of Río Negro

On April 25, 2000, AA2000 received a claim for $508,586.44 corresponding to unpaid stamp tax due to (i) alleged incorrect calculation of stamp tax, as it was calculated based on the present value of the fee instead of its nominal value, (ii) the assumption that the guarantees

Claims on Stamp taxes (Contd.)

Province of Río Negro (Contd.)

agreed with the Argentine National Government should have been included and (iii) considering late payment of the tax. The Company answered the demand, claimed its nullity and challenged the calculation made.

On December 14, 2000, AA2000 was notified by the provincial Tax Authorities of a claim for AR$ 956,344 including interest as of December 29, 2000. On January 8, 2001, AA2000 rejected the assessment made. On June 10, 2003 the amount claimed was $1,346,810. The Company appealed the assessment.

On August 9, 2004 Resolution No. 812 issued by the General Tax Authorities rejected the appeal. On August 24, 2004 the Company filed an administrative appeal which was rejected by Resolution No. 758 of the Treasury Department on May 17, 2005. A new appeal was presented with no resolution to date.

Claims on Real State tax

Province of Cordoba

-      Main File Nº 2629962/36: The General Revenue Service of Córdoba initiated a tax execution against AA2000 in real estate tax concept (Periods 2009/50, 2010/10/20/30/40/50, 2011/10/20/30/40/50, 2012 / 10/20/30/40/50, 2013/10/20/30/40/50), for $ 6,090,377.45 (capital: $ 3,455,810.66 and surcharges: $ 6,090,377, 45). The General Revenue Service requested the embargoes to cover the sum claimed. The fiscal execution was answered, citing the ORSNA and the National State as third parties and the surety bond was offered to replace the blocked measure and this was accepted. The citation of third parties and the request for suspension of the main proceedings, which were processed under separate files to the principal, were rejected as well as their successive appeals and appeals lodged.

-      Regarding the main file, the Court of First Instance ordered the fiscal execution. The General Revenue Service requested the execution of the sentence and made liquidation for a

53

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2021 presented in comparative format (Contd.)

NOTE 23 – CONTINGENCIES (Contd.)

Tax claims (Contd.)

Claims on Real State tax (Contd.)

Province of Cordoba (Contd.)

total amount of $ 12,111,450.27 (including capital, interest, regulated fees and contributions), which was processed under a Separate Body with File No. 2918169/36. The liquidation was challenged and an extension of the bond insurance previously provided was offered. The liquidation was approved and then appealed by AA2000, and processed under File No. 6196915. The Appeals Chamber has not yet resolved the appeal to the liquidation. On 10/11/2017 we were notified of the decision of the Appeals Chamber corresponding to the rejection of the AA2000 appeal on the merits of the matter. Against it, a cassation appeal was lodged with the Supreme Court of Justice, which is processed under File No. 5916677. The appeal was denied and on April 17, a direct complaint appeal was lodged. On June 5, 2018, the payment of the settlement was credited in the amount of $12,111,450.27.

On November 9, 2018, the fees of the attorney-in-fact were regulated for their intervention with respect to the appeal of Cassation, in the amount of $ 298,428.49 plus VAT. On November 9, 2018, the attorney's fees were regulated for their intervention regarding the appeal, in the amount of $298,428.49 plus VAT. On May 30, 2019, the remaining settlement made by the DGR of Córdoba was paid, in the amount of $ 6,425,899.28, as debt, interest, fees and legal costs. On May 21, 2019, Federal Extraordinary Appeal was filed against the judgment of the Superior Court of Justice of the Province of Córdoba that led to the fiscal execution and rejected the incompetence raised. On September 26, 2019, the TSJ rejected the granting of the extraordinary appeal and on October 9, 2019, the complaint was filed before the CSJN, which is pending resolution.

- Main File No. 6174715: The General Revenue Service of Córdoba initiated a tax execution against AA2000 for property tax (FP 2014/10/20/30/40/50, 2015/10/20/30/40/50, 2016/10) for $ 7,405,302.36. The claim was answered opposing exceptions and citing the National State and the ORSNA as third parties. Under File No. 2895251/36, The General Revenue Service requested the embargoes. AA2000 offered a surety insurance to replace the blocked measure. Both the citation of third parties and the substitution of the embargo were rejected by the court, for which reason such resolutions were appealed.

On August 6, 2018, we were notified of the rejection of the appeal for restitution filed against the rejection of subpoenas from third parties, and the request was made to the House to resolve the appeal filed in the subsidy, and the appeal against the rejection of substitution of the embargo. The seized embargo is for the sum of $ 9,626,893.07. On May 8, 2019 we were notified of the rejections of the appeals for the replacement of embargo and subpoena of third parties. Appeal was filed on May 29, 2019. On March 11, 2020, AA2000 was notified of the rejection of the appeal. A direct appeal of complaint was filed against such resolution on June 23, 2020. On November 11, 2020, the company was notified of the resolution rejecting the direct appeal of complaint. The company decided not to appeal such resolution.

54

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2021 presented in comparative format (Contd.)

NOTE 23 – CONTINGENCIES (Contd.)

Tax claims (Contd.)

Claims on Real State tax (Contd.)

Province of Cordoba (Contd.)

On the other hand, on October 9, 2020, the company was notified of the judgment of first instance that rejects the opposing exceptions in the answer to the claim and consequently, orders to carry out the tax execution. An appeal was filed against such judgment. Grievances will be expressed when the file is filed with the Appeals Chamber. On October 6, 2021, relevant grievances were filed.

-      Main File No. 6426848: Claim for real estate taxes 20, 30, 40 and 50/2016, corresponding to real estate item No. 1101800000020. Amount claimed: $ 3,346,121.61 corresponding to - Capital: $ 2,610,221.43, and surcharges (calculated on 06/22/2017) in the amount of $ 735,900.18. On December 11, 2017, AA2000 was notified of the tax enforcement claim. On February 1, 2018, the lawsuit was answered and exceptions were raised. On June 26, 2018, the request for substitution of embargo was rejected, which was appealed and submitted to the Chamber. The seized embargo is for the sum of $4,381,372.12. The attorney attorney's fees were regulated in the first instance in the amount of $160,513.45. The Chamber rejected the appeal regarding the substitution of the embargo through a resolution notified on November 19, 2019, for which an appeal for Cassation was filed on December 9, 2019. The Chamber rejected the Cassation appeal through a resolution notified on February 1, 2021, for which a direct appeal of complaint was filed on February 19, 2021. On May 17, 2021, the resolution was notified that rejects the direct appeal of complaint and declares well denied the Cassation appeal. The company decided not to file an extraordinary federal appeal before the Supreme Court of Justice of the Nation.

On the other hand, the request for subpoena of third parties was rejected, and was then appealed to the Chamber and its rejection was notified to the company on February 5, 2020. Against such rejection on February 28, 2020 an appeal was made, which was granted.

-      Main File No. 6426849: Real Estate Tax claim 10 and 20/2017, corresponding to the real estate item No. 1101800000020. Amount claimed: $ 2,206,561.28 corresponding to - Capital: $ 2,003,233.12 and - Surcharges (calculated at 06/21/06) / 2017): $ 203,328.16. On December 20, 2017, AA2000 was notified of the tax execution claim for the real estate tax. On February 1, 2018, demand was answered and exceptions were filed. On June 26, 2018, the request for substitution of attachment was rejected, which was appealed and submitted to the Chamber. The embargo is for the sum of $ 2,868,529.66. The fees of the tax attorney were regulated in this first instance in the amount of $ 111,012.07. The appeal on the replacement of embargo is still pending resolution.

On the other hand, the third-party subpoena request was rejected, which was appealed and the grievances were filed in the Chamber on August 5, 2019. On February 5, 2020, AA2000 was notified of the rejection of the appeal. Against such rejection, on February 28, 2020 a cassation appeal was filed. On December 18, 2020, the company was notified of the resolution rejecting

55

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2021 presented in comparative format (Contd.)

NOTE 23 – CONTINGENCIES (Contd.)

Tax claims (Contd.)

Claims on Real State tax (Contd.)

Province of Cordoba (Contd.)

the cassation appeal. On February 9, 2021 the direct appeal of the complaint was filed, which is pending resolution.

- Main File No. 7223470: Real Estate Tax Claim, corresponding to fiscal periods 30/2017, 40/2017, 10/2018 and 20/2018. Amount claimed: $ 5,189,313. The embargo order was for the sum of $ 6,746,106.90 (amount that includes amounts budgeted to respond for interest and costs of the process). On July 2, 2018, the tax execution request was notified, which was answered on August 3, 2018.

On August 9, 2018, it was decided to reject the summons of third parties, against such resolution an appeal for reconsideration was filed with an appeal in subsidy. On September 14, 2018, a resolution was issued denying the reconsideration appeal with subsidy appeal. Against such resolution, a direct appeal of complaint was filed. On April 8, 2019, the appeal filed was rejected and an appeal was filed on August 5, 2019.

On November 30, 2018, the court rejected the lien substitution. Against such resolution, an appeal was filed on February 7, 2019, the grievances being founded on April 12, 2019. On September 20, 2021, the Chamber's rejection of the request for substitution of the embargo was notified and against such resolution, an appeal was filed on October 18, 2021. On January 20, 2022, the resolution rejecting the appeal was notified.

- Main File. Nº 8296338: On July 15, 2019, AA2000 was notified of the demand for fiscal execution in the amount of $ 4,314,806.82 corresponding to the fiscal periods 2018/30, 2018/40, 2019/01 and 2019/02. Likewise, an embargo for the amount of $ 5,609,248.86 was locked. On August 9, 2019, the lawsuit was answered and the subpoena of third parties and the replacement of the seized embargo was requested. On August 21, 2019, a decision was issued rejecting the subpoena of third parties, against which an appeal l was filed with an appeal in subsidy.

On October 21, 2019, the court rejected the request to replace the embargo, and that decision was appealed. On November 30, 2020, the company was notified of the rejection of the appeal. Against said resolution, an appeal was filed on December 29, 2020, which is pending resolution. On July 7, 2021, the resolution that denied the appeal was notified. The DGR filed a request for clarification in relation to the resolution that denied the Cassation appeal. On October 6, 2021, the resolution of the request for clarification was notified and we filed the direct appeal of the complaint.

- Main File. N ° 9660228: In December 2020, the Company became aware of an embargo for the sum of $ 12,953,678.84 in a new tax execution initiated by the Córdoba DRG. AA2000 was notified of the lawsuit on March 19, 2021, which was answered on April 13, 2021 requesting the summons of obligated third parties and the substitution of the embargo for a

56

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2021 presented in comparative format (Contd.)

NOTE 23 – CONTINGENCIES (Contd.)

Tax claims (Contd.)

Claims on Real State tax (Contd.)

Province of Cordoba (Contd.)

surety bond. This last request was denied on October 28, 2021 (the company has not yet been notified of the denial resolution).

- File. N° 10523221: In the month of December 2021, AA2000 became aware of the seizure of an embargo for the sum of $28,801,561.51 in a new fiscal execution initiated by the DGR of Córdoba. AA2000 has not yet been notified of the lawsuit.

Other tax proceedings

The Company received claims from certain municipal districts in connection with local fees and taxes, which, according to its legal advisors are unlikely to be successful.

NOTE 24 - CASH FLOW INFORMATION

Reconciliation of net debt:

According to the IAS 7, the movements in the net debt of the year that impact on the cash flow as part of the financing activities are detailed below:

	Liabilities for financial leases at 1 year	1-year bank borrowings	bank borrowings after 1 year	Negotiable obligations at 1 year	Negotiable obligations after 1 year	Total

	$
Balances at the beginning	6,025,424	9,291,151,417	7,294,632,465	6,031,512,550	44,444,672,303	67,067,994,159
Cash flows	(7,058,758)	(14,564,971,678)	9,833,064,726	(6,619,848,027)	14,936,456,487	3,577,642,750
Exchange rate	-	(1,519,095,008)	(585,173,292)	(1,083,557,338)	(8,932,854,212)	(12,120,679,850)
Inflation adjustment	(278,512)	552,942,126	(2,200,052,338)	(159,590,206)	627,879,994	(1,179,098,936)
Other movements without cash	1,311,846	12,035,260,408	(8,733,971,860)	8,168,670,367	(4,823,389,842)	6,647,880,919
Net debt as of December 31, 2021	-	5,795,287,265	5,608,499,701	6,337,187,346	46,252,764,730	63,993,739,042

NOTE 25 - TAX CREDITS FOR REFUND OF VALUE ADDED TAX

During fiscal year 2019, the Company made presentations before the Federal Administration of Public Revenues (AFIP) in order to obtain the refund of tax credits of the Value Added Tax (VAT) for: (a) VAT tax credits generated by the purchase of fixed assets, and (b) freely available balances.

The total amount requested from the AFIP for VAT tax credit refunds reaches $ 1,096,957,202 (nominal values of 2019).

57

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2021 presented in comparative format (Contd.)

NOTE 25 - TAX CREDITS FOR REFUND OF VALUE ADDED TAX (Contd.)

a) On September 18, 2019, General Resolution No. 4581/2019 was published in the Official Gazette, by means of which the AFIP establishes the requirements, terms and forms to access the refund of the accumulated tax credit for the acquisition of fixed assets. Law No. 27,430 modified the Value Added Tax Law, incorporating an added article after article No. 24, based on which a regime for the refund of the technical balance originated in the acquisition of fixed assets was established, in accordance with the conditions established there.

Additionally, Law No. 27,467 established an annual quota for 2019 of $ 15,000,000,000 and Resolution No. 185/2019 of the Ministry of Finance established an order of priority based on the age of the accumulated balances according to the fiscal period in which they were generated and, at the same age, that the allocation is proportional to the magnitude of the balances.

Under this regime, on December 23, 2019, the Company submitted a request for a refund of the VAT tax credit for the purchase of fixed assets for $ 918,367,994 (nominal values of 2019).

On February 13, 2020, a request for prompt dispatch was submitted to the AFIP to rule on it.

During the 2020 financial year, $903,469,656 have been collected for the presentations made (2020 nominal values).

b) Additionally, in the month of September 2019, presentations were made requesting the return of the balance of free availability of VAT for $ 178,589,208.

This request was withdrawn in 2021, recovering said amount in the VAT affidavit.

NOTE 26 - IMPACT OF COVID-19 ON THE OPERATIONS OF THE COMPANY

After the World Health Organization declared COVID-19 a global pandemic, the National Government took a series of measures to reduce the spread of the virus. On March 12, 2020 through the Decree of Necessity and Urgency No. 260/2020, it established the public health emergency, the closure of borders, the mandatory quarantine for certain people, the suspension of classes and the temporary suspension of flights and long distance buses, among other measures. On March 20, 2020, preventive and mandatory social isolation was ordered.

As of October 2020, the Argentine National State began to gradually open the borders with respect to neighboring countries, and with certain limitations. In this sense, the ANAC ordered the opening of aeronautical borders for regular flights, and consequently, domestic and international flights were resumed. Additionally, in November 2020, the Argentine National State ordered the lifting of social isolation, and imposed a preventive and mandatory social distancing regime.

NOTE 26 - IMPACT OF COVID-19 ON THE OPERATIONS OF THE COMPANY (contd.)

However, and before the advent of a second wave of infections in certain regions of the northern hemisphere, the ANAC ordered the suspension or reduction of frequencies of flights arriving to or from high-risk countries. Faced with a substantial increase in the number of infections in Argentina, the Argentine National State ordered a series of measures, effective as of April 9, 2021, in order to slow down the increase in infections, trying not to affect the development of economic activities. Among these measures is the prohibition of group tourist trips, graduates and studies.

58

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2021 presented in comparative format (Contd.)

With the appearance of new strains of the virus (Manaos, Delta, among others), the Argentine State has strengthened the measures taken with the aim of preventing or delaying the entry of these strains into Argentine territory. In March 2021, the National State set a limit on the arrival of international passengers of 2,000 daily passengers, which was reduced to 600 daily passengers at the end of June 2021. During July, this limit was gradually increased to 1,000 international passengers per day. During July, this limit was gradually increased to 1,000 international passengers per day and subsequently, during the months of August to October, the passenger income ceiling was increased until finally eliminating restrictions on the number of resident passengers on October 19, 2021. Additionally as of October 1, the entry of non-residents of neighboring countries was admitted, and as of November 1, 2021, the income restrictions for non-resident passengers with a complete vaccination scheme were completely eliminated.

With the aim of mitigating the economic impact caused by the health emergency, through Decree 332/2020 and the applicable administrative resolutions, the National Executive Power has instituted, through the Program for Emergency Assistance to Work and Production, a series of benefits to those companies that have been affected.

Among the assistance measures provided for by the decree, the Company has benefited from April 2020 with a reduction in social charges.

Additionally, the AFIP has approved the granting of the Compensatory Allocation to the Salary, as detailed in Decree 332/2020, article 2, paragraph b), for the months of April to December 2020, partially covering the wages of a part of the workers.

As of January 2021, the AFIP has approved through the Productive Recovery Program II (REPRO II) the granting of an individual and fixed sum of money that is paid to workers on account of the payment of salaries.

These benefits were charged to income for the period under the caption “Salaries and social security contributions”, segregating between Cost of sales, Administrative expenses and Distribution and marketing expenses.

The COVID19 virus pandemic continues to negatively impact passenger and operational levels. In this context, the Board of Directors continues to closely monitor the situation and take the necessary measures to preserve the company's business and further strengthen its financial position.

59

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2021 presented in comparative format (Contd.)

NOTE 26 - IMPACT OF COVID-19 ON THE OPERATIONS OF THE COMPANY (contd.)

Despite these efforts, we expect the results of operations to continue to be negatively affected as long as the effects of the health crisis continue.

We hope that the lifting of entry restrictions to the country together with the opening of borders to non-resident foreigners will lead to a greater reactivation of international and domestic trips for tourism, visits to family and friends, and corporate, which, progressively, will redound in a higher level of passengers, generating a positive effect on the results of operations.

However, although there have been significant short-term effects, they are not expected to affect business continuity.

NOTE 27 - EVENTS SUBSEQUENT TO THE END OF THE YEAR

On February 2, 2022, the Company agreed with Citibank N.A. the modification of the amortization scheme of the capital installments of the Offshore Loan corresponding to the months of February, May and August 2022 for a total of US$11,666,667, the latter amount being payable in 6 equal installments maturing in February, March, May, June, August and September 2022.

On February 21, within the framework of the Global Program of Issuances of Negotiable Obligations, AA2000 issued negotiable obligations for a total of US$ 173,978,054, denominated in US dollars to be integrated and payable in pesos, in two series: (i) the first series for an amount of US$ 137,989,000 of Class 5 Negotiable Obligations, and (ii) the second series for an amount of US$ 35,989,054 of Class 6 Negotiable Obligations.

Class 5 Negotiable Obligations have a grace period of 5 years, and quarterly amortization from May 2027, maturing ten years after their issue date. They accrue interest at a nominal annual rate of 5.500% and are guaranteed in the first degree with the income transferred from the cargo terminal on a pari passu basis with certain existing loans, the Class 4 Negotiable Obligations and with new debt incurred by the Company whose funds are earmarked for infrastructure works.

Class 6 Negotiable Obligations mature 36 months from their issue date and accrue interest at a nominal annual rate of 2,000%.

The issuance of Class 5 and Class 6 Negotiable Obligations had a local risk rating of AA- (FIX SCR Argentina).

On February 22, 2022, the disbursement was made under the syndicated loan through which the February amortization installment corresponding to the onshore loan and the offshore loan

60

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2021 presented in comparative format (Contd.)

NOTE 27 - EVENTS SUBSEQUENT TO THE END OF THE YEAR (Contd.)

was paid. Citibank N.A., Banco de Galicia y Buenos Aires S.A.U. and Banco Santander Río S.A. disbursed a total of $803,883,333 while ICBC additionally disbursed US$3,888,889.

On March 2, 2022, Citibank disbursed $209,980,556 under the syndicated loan in order to pay the March amortization installment of the offshore loan.

On February 25, 2022, the AA2000 board resolved:

(i) to redeem all of the outstanding preferred shares, that is, 910,978,514 preferred shares;

(ii) that the redemption price will be the equivalent of: a) the nominal value ($910,978,514) adjusted for inflation at the redemption date, that is, at the date of the board meeting, which amounts to $16,506. 174,484; plus b) the value of the dividend of the preferred shares accrued for the year 2020, which was not paid in a timely manner due to the non-existence of profits, but which according to the issuance conditions is cumulative, which adjusted for inflation at the redemption date amounts to ($330,123,490); plus c) the value of the dividend of the preferred shares accrued for fiscal year 2021 and the proportional dividend for fiscal year 2022 adjusted for inflation until the redemption date ($389,421,266). Consequently, the total value of the redemption will amount to $17,225,719,240;

(iii) that the price be paid as follows: a) the sum of $11,100,000,000 once the capital reduction procedure has been completed and the term for oppositions established in the General Companies Law has elapsed; and b) the balance, before December 31, 2024, with the possibility of making partial payments. Said balance will accrue interest equivalent to the corresponding adjustment for inflation plus two percent per year of the value of the debt; and

(iv) that, from the redemption of the preferred shares, although the preferred shares will participate in the shareholders' meeting that resolves their cancellation, the amount to be redeemed will be accounted for in social liabilities.

The adjustment of the preferred shares to be redeemed was made in compliance with the provisions of General Resolution No. 777/18 of the National Securities Commission.

In turn, it resolved to call an extraordinary general meeting for March 10, 2022 in order to approve the redemption of the preferred shares, the reduction of the capital stock and the reform of article 2.01 of the bylaws.

The redemption of the preferred shares constitutes a commitment assumed by Aeropuertos Argentina 2000 S.A. with the national State, which is formally enshrined in Decree No. 1009/20.

Beyond the aforementioned, no events and / or transactions have occurred after the end of the period that could significantly affect the equity and financial situation of the Company.

61

Aeropuertos Argentina 2000 S.A.

Registration Number with the Superintendency of Corporations N 1645890

Supplementary Information

General issues about the activity of the Society

1. Specific and significant legal regimes that imply declines or contingent re-births of benefits foreseen by said provisions.

They do not exist.

2. Significant changes in the company's activities or other similar circumstances that occurred during the years included in the financial statements that affect their comparability with those presented in previous years, or that could affect it with those that will be presented in future periods.

See Notes 1 and 2 to these financial statements.

3. Classification of the balances of credits and debts in the following categories:

a) Due date, with subtotals for each of the four (4) last quarters and for each previous year;

b) Without established deadline;

c) To expire, with subtotals for each of the first four (4) quarters and for each subsequent year.

Item	Past due	Due dates						Total
		1st Q	2nd Q	3rd Q	4th Q	Beyond 4th Q	Without established term
	$
RECEIVABLES
Other receivables	-	51,346,878	35,309,938	23,386,466	23,386,466	6,021,728,350	1,657,166,489	7,812,324,587
Trade receivables	1,414,218,239	2,734,965,112	7,282,149	6,249,321	7,669,134		-	4,170,383,955
	1,414,218,239	2,786,311,990	42,592,087	29,635,787	31,055,600	6,021,728,350	1,657,166,489	11,982,708,542

DEBTS
Provisions and other charges	421,690,479	701,178,782	244,081,906	339,242,046	507,949,071	2,655,678,721	941,876,946	5,811,697,951
Financial debt	-	2,273,902,140	1,901,598,626	6,349,607,013	1,607,366,832	51,861,264,431	-	63,993,739,042
Deferred tax	-	-	-	-	-	-	12,272,979,714	12,272,979,714
Other financial liabilities	-	69,362,315	68,039,040	66,722,057	65,435,191	209,206,899	-	478,765,502
Commercial accounts payable and others	658,973,422	5,473,144,486	1,208,614,290	395,688,219	686,250,824	782,266,745	-	9,204,937,986
Specific allocation of income to be paid E.N.A.	-	4,469,683,719	-	-	225,714,637	2,482,861,009	-	7,178,259,365
	1,080,663,901	12,987,271,442	3,422,333,862	7,151,259,335	3,092,716,555	57,991,277,805	13,214,856,660	98,940,379,560

62

Aeropuertos Argentina 2000 S.A.

Registration Number with the Superintendency of Corporations N 1645890

Supplementary Information

General issues about the activity of the Society (Contd.)

4. Classification of receivables and debts, in a way that allows knowing the financial effects produced by its maintenance. It should enable the identification of:

a) Accounts in national currency, in foreign currency and in kind:

	Credits	Debts (*)
	$
In national currency	9,853,463	17,594,027
In foreign currency
American dollars	2,212,753	65,871,127
Euros	-	1,225,658
Total	12,066,216	84,690,812

(*) Does not include deferred profits or additional consideration of permit holders.

b) Balances subject to adjustment clauses and those that are not;

See note 11 to the present Financial Statements.

c) Balances that accrue interest and those that do not.

See note 6 to the present Financial Statements.

63

Aeropuertos Argentina 2000 S.A.

Registration Number with the Superintendency of Corporations N 1645890

Supplementary Information

General issues about the activity of the Society (Contd.)

5. Detail of the percentage of participation in Companies of Article 33 of Law No. 19,550 in the capital and in the total number of votes. In addition, debit balances and / or creditors by company and segregated as provided in points 3 and 4 above.

Shareholders	Shareholders Number, Type and Nominal Value of Shares	Class of shares	% share in ordinary capital	% participation in total votes	% share in preferred capital
Cedicor S.A.	21,973,747 Class A shares and 2,197,375 Class B ordinary shares with a par value of $ 1 each and entitled to 1 vote per share.	Class A & Class B	9.35%	9.35%
Corporación América Sudamericana S.A.	76,908,114 ordinary shares with a par value of $ 1 each and entitled to 1 vote per share.	Class B	29.75%	29.75%
Corporación América S.A.	61,526,492 class C shares and 57,131,742 ordinary class A shares with a par value of $ 1 each and entitled to one vote per share.	Class C & Class A	45.90%	45.90%
Estado Nacional Argentino	38,779,829 ordinary shares with a par value of $ 1 each and entitled to 1 vote per share.	Class D	15%	15%
Estado Nacional Argentino	910,978,514 preferred shares with a par value of $ 1 each without the right to vote. Preferred shares will have the right to vote in the cases listed in Note 16.				100%

64

Aeropuertos Argentina 2000 S.A.

Registration Number with the Superintendency of Corporations N 1645890

Supplementary Information

Classification of balances with Companies of Art. 33 of Law N ° 19,550 in the following categories:

Receivables:

Year	Thousands of $
1st Semester	213,046
Without established deadline	795
Total	213,841

Debts:

Year	Thousands of $
1st Semester	451,243
Without established deadline	-
Total	451,243

Classification of credits and debts, in a way that allows knowing the financial effects that its maintenance produces. It should enable the identification of accounts in national currency, in foreign currency and in kind:

Receivables with Societies of Art. 33 of Law N ° 19,550

In national currency	Thousands of $
Without adjustment clauses	213,841
213,841

Debts with Companies of Art. 33 of Law No. 19,550

In national currency	Thousands of $
Without adjustment clauses	451,243
451,243

65

Aeropuertos Argentina 2000 S.A.

Registration Number with the Superintendency of Corporations N 1645890

Supplementary Information

Debts with Companies of Art. 33 of Law No. 19,550 (Cont.)

Also, see Note 7 to these financial statements.

Trade receivables or borrowings against directors, trustees, members of the supervisory board and their relatives up to and including the second degree. For each person, the maximum balance during the year (expressed in closing currency), the balance at the date of the financial statement, the reason for the credit, the currency in which it was granted and the clauses for monetary update and interest rates will be indicated. Applied.

They do not exist.

Physical inventory of inventories

Periodicity and scope of physical inventory of inventories. If there are assets of significant immobilization over time, for example more than one year, indicate their amount and if the corresponding provisions have been made.

They do not exist.

Current values

Sources of data used to calculate the current values used to value inventories, fixed assets and other significant assets. As an exception, the cost of the last purchase restated at the end of the fiscal year is admissible for inventories.

See Note 2 to the present Financial Statements.

Fixed assets

In the case of the existence of technically revalued use assets, indicate the method followed to calculate the reversal of the exercise of the "technical revaluation reserve" when part of it had been previously reduced to absorb losses.

They do not exist.

The total value recorded in the balance sheet of the unused useable assets must be reported.

They do not exist.

Participation in other companies

Participations in other companies in excess of what is allowed by article 31 of Law No. 19,550 and plans to regularize the situation.

They do not exist.

Recoverable values

Criteria followed to determine the significant "recoverable values" of inventories, fixed assets and other assets, used as limits for their respective accounting valuations.

See note 2 to the present Financial Statements.

66

Aeropuertos Argentina 2000 S.A.

Registration Number with the Superintendency of Corporations N 1645890

Supplementary Information

Insurance

Insurance that covers tangible assets. For each homogeneous group of assets, the risks covered, the sums insured and the corresponding book values will be recorded.

Risk covered	Amount insured	Residual book value
	Thousands of $
Fire	305,584,014	131,895,536
Vehicles and machines	682,210	574,505

See note 1 to the present financial statements.

Positive and negative contingencies

Elements considered calculating the provisions whose balances, considered individually or together, exceeding two percent (2%) of the equity.

Provision for Bad debts

It covers the risk of bad debts of accounts receivable and has been calculated taking into account a study of the possibility of collection of credits based on experience, credit policy and position, considering the amount estimated for such provision as reasonable and sufficient.

Contingent situations at the date of the financial statements whose probability of occurrence is not remote and whose patrimonial effects have not been accounted for, indicating whether the lack of accounting is based on their probability of being specified or on difficulties in quantifying their effects.

See notes 2 to the present Financial Statements

Irrevocable advances because of future subscriptions

State of the procedure addressed to its capitalization.

They do not exist.

Cumulative unpaid dividends of preferred shares.

See notes 1 and 16 of the present Financial Statements.

Conditions, circumstances or terms for the cessation of restrictions on the distribution of the unallocated results, including those that arise from the effect of the legal reserve to absorb final losses and are still pending reimbursement.

See notes 1, 16 and 17 to the present Financial Statements.

“Free translation from de original in Spanish for publication in Argentina”

Independent auditor’s report

To the Shareholders, President and Directors of

Aeropuertos Argentina 2000 S.A.

Legal address: Honduras 5663

Ciudad Autónoma de Buenos Aires

CUIT N° 30-69617058-0

Report on financial statemt

Opinion

We have audited the individual financial statements of Aeropuertos Argentina 2000 S.A. which comprise the individual statement of financial position as at December 31, 2021, and individual statement of comprehensive income, individual statement of changes in equity, and individual statement of cash flows for the year then ended, and the notes to the individual financial statements, which include significant accounting policies and other explanatory information.

In our opinion, the accompanying individual financial statements present fairly, in all material respects, the individual financial position of the Company as at December 31, 2021, and its individual comprehensive income and its individual cash flows for the year then ended in accordance with International Financial Reporting Standards (IFRS).

Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (ISAs). These standards were adopted as auditing standards in Argentina through Technical Resolution No. 32 of the Argentine Federation of Professional Councils for Economic Sciences (FACPCE), as approved by the International Auditing and Assurance Standards Council (IAASB for its acronym in English) Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the individual financial statements section of our report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence

We are independent of the Company in accordance with the International Code of Ethics for Professional Accountants (including International Independence Standards) issued by the International Ethics Standards Board for Accountants (IESBA Code) and the ethical requirements that are relevant to our audit of the individual financial statements in Argentina. We have fulfilled our other ethical responsibilities in accordance with the IESBA Code.

Price Waterhouse & Co. S.R.L., Bouchard 557, piso 8°, C1106ABG - Ciudad de Buenos Aires

T: +(54.11) 4850.0000, F: +(54.11) 4850.1800, www.pwc.com/ar

“Free translation from de original in Spanish for publication in Argentina”

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the individual financial statements of the current period. These matters were addressed in the context of our audit of the individual financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Key audit matter	How our audit addressed the key audit matter

Impact of Covid-19 on the Company's operations

As described in note 26 to the individual financial statements, the Company expects that the results of operations will be negatively affected in future periods and during the time that the health crisis continues. As indicated in the aforementioned note, the Company has implemented a series of actions to ensure that the Company has adequate access to liquidity, which include: (i) cost control and cash preservation measures, (ii) negotiations with the regulator and suppliers to extend the payment terms of the obligations (iii) reduction of capital investments.

The Company has prepared its individual financial statements using IFRS, under the premise that the entity has the capacity to continue as a going concern.

Management's assessment of the going concern premise is based on cash flow projections and business plans, each of which is dependent on significant judgments by management. The previously detailed situation, the way in which the business will develop, the duration of the Covid-19 crisis and how the management will obtain the necessary resources for its normal operation in an uncertain context, have led us to consider this matter as an issue in our audit.

Audit procedures performed in relation to this key issue included, among others:

•       carry out inquiries to key members of management, to understand the process of evaluating the impact of Covid-19 on the Company's business and the mitigation plans for the potential risks derived from said situation;

•       test the effectiveness of controls related to the evaluation of the going concern premise;

•       test the process carried out by the Company to forecast operating results within one year after the date of issuance of the financial statements, test the completeness, accuracy and relevance of the underlying data used in the forecast, and evaluate the reasonableness of the significant assumptions factors used in forecasting related to passenger growth rates and projected operating income. Professionals with specialized skills and knowledge were used to help assess whether the assumptions of future revenue and operating margin were reasonable considering consistency with external market and industry data;

•      evaluate the Company's conclusions and their disclosure in the individual financial statements regarding uncertainties about the extent to which the Covid-19 virus will affect the Company's business, operating results, financial position and liquidity.

“Free translation from de original in Spanish for publication in Argentina”

Other information

The other information comprises Management´s Report. Board of Directors is responsible for the other information.

Our opinion on the individual financial statements does not cover the other information and we do not and will not express any form of assurance conclusion thereon.

In connection with our audit of the individual financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the individual financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed on the other information, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Board of Directors for the individual financial statements)

Board of Directors is responsible for the preparation and fair presentation of the individual financial statements in accordance with IFRS, and for such internal control as Board of Directors determines is necessary to enable the preparation of individual financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, Board of Directors is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Auditor’s responsibilities for the audit of the individual financial statements

Our objectives are to obtain reasonable assurance about whether the individual financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these individual financial statements.

As part of an audit in accordance with ISAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the individual financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

“Free translation from de original in Spanish for publication in Argentina”

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by Board of Directors.

•	Conclude on the appropriateness of Board of Directors use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the individual financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the individual financial statements, including the disclosures, and whether the individual financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with Board of Directors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide to Board of Directors with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

From the matters communicated with Board of Directors, we determine those matters that were of most significance in the audit of the individual financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Report on compliance with current regulations

In compliance with current provisions, we inform that:

a)	The individual financial statements of Aeropuertos Argentina 2000 S.A. are pending to be settled in the book "Inventories and Balances";

b)	the individual financial statements of Aeropuertos Argentina 2000 S.A arise from accounting records kept in their formal aspects in accordance with legal regulations, which maintain the security and integrity conditions on the basis of which they were authorized by the Comisión Nacional de Valores;

“Free translation from de original in Spanish for publication in Argentina”

c)	As of December 31, 2020, the debt accrued in favor of the Sistema Integrado Previsional Argentino by Aeropuertos Argentina 2000 S.A. arises from its accounting records and from the Company's liquidations amounted to $ 216,754,384, not being payable at that date;

d)	In accordance with what is required by Article 21, subsection b), Chapter III, Section VI, Title II of the regulations of the Comisión Nacional de Valores, we inform that the total fees for auditing and related services invoiced Airports Argentina 2000 SA in the year ended December 31, 2021 represent:

d.1) 93.08% of the total fees for services billed to Aeropuertos Argentina 2000 S.A. for all concepts in said exercise;

d.2) 97.99% of the total fees for auditing and related services billed to Aeropuertos Argentina 2000 S.A., its controlling company, controlled and related companies in said year;

d.3) 89.43% of the total fees for services billed to Aeropuertos Argentina 2000 S.A., its controlling company, controlled and related for all concepts in said year;

e)	We have applied the procedures on the prevention of money laundering and terrorist financing for Aeropuertos Argentina 2000 S.A. provided for in the corresponding professional standards issued by the Professional Council of Economic Sciences of the Autonomous City of Buenos Aires.

Autonomous City of Buenos Aires, March 09, 2022.

PRICE WATERHOUSE & CO. S.R.L. by (Partner)
Miguel A. Urus

SURVEILLANCE COMMITTEE REPORT

To the shareholders of

AEROPUERTOS ARGENTINA 2000 S.A.

In accordance with the requirements of the article 294 subsection 5º of Law 19,550 and the article 62 subsection c) of the BYMA Regulations (Argentine Stock and Market), we have conducted the review described in the third paragraph regarding the separate individual financial statements of Aeropuertos Argentina 2000 S.A., including the individual statement of financial position as of December 31, 2021, the individual statements of comprehensive income, the individual statements of changes in equity and of cash flows for the period previously referred, the notes 1 to 27 and a summary of the significant accounting policies and other explanatory notes.

The Board of Directors of the Company is responsible for the preparation and issuance of said financial statements, in exercise of its specific functions.

Our review was conducted in accordance with the supervisory existing standards. These standards require the verification of the consistency of the revised documents with the information on the corporate decisions established in the minutes and the adequacy of those decisions to the law and the by-laws regarding its formal and documentary aspects. In order to carry out our professional work, we have taken into account the report of the external auditor, Miguel A. Urus (partner of Price Waterhouse & Co. SRL), dated March 9th, 2022, who states that it has been issued in accordance with the International Standards on Auditing (ISAs), which were adopted as review standards in Argentina by Technical Pronouncement No. 32 and their respective adoption circulars of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE).

The Board of Directors of the Company is responsible for the preparation and presentation of the abovementioned financial statements, in accordance with International Financial Reporting Standards (IFRS), and of the internal control that the Board of Directors considers necessary to allow the preparation of separate individual financial statements free from material misstatements, due to fraud or error.

We have not carried out any management control and, therefore, we have not evaluated the criteria and business decisions of administration, financing, marketing or production, since these issues are the sole responsibility of the Board of Directors.

As described in note 26 to the separate individual financial statements, the Company expects that the results of operations will be adversely affected in future periods and for as long as the health crisis continues. As stated in the aforementioned note, the Company has implemented a number of actions to ensure that the Company has adequate access to liquidity, which includes: (i) cost control and cash preservation measures, (ii) negotiations with the regulator and suppliers to extend payment terms of obligations and (iii) reduction of capital expenditures.

The company has prepared its individual separate financial statements using IFRS, under the premise that the entity has the capacity to continue as a going concern.

Price Waterhouse & Co. S.R.L., Bouchard 557, piso 8°, C1106ABG - Ciudad de Buenos Aires

T: +(54.11) 4850.0000, F: +(54.11) 4850.1800, www.pwc.com/ar

In accordance with the provisions set forth in the article 4º, section III, chapter I, title XII of CNV’s regulation, we consider appropriate the quality of the accounting and auditing policies of the issuer and the degree of objectivity and independence of the external auditor in exercise of his functions, based on the items listed hereunder:

(i)  the separate individual financial statements of Aeropuertos Argentina 2000 S.A. were issued in accordance with the IFRS, adopted by the FACPCE and incorporated by the CNV. Consequently, the quality of the accounting and auditing policies is satisfactory insofar as it conforms to those principles; and

(ii) Price Waterhouse & Co. S.R.L. is an international and locally recognized firm which provides auditing services to numerous companies, including those that carry out activities for which their auditors must have been previously approved by regulatory agencies, such as the CNV. Taking into consideration such circumstances, we consider that the firm of auditors has the degree of objectivity and independence required for the exercise of its work.

Based on our review, with the scope described above, we hereby inform that the separate individual financial statements of Aeropuertos Argentina 2000 S.A. as of December 31, 2021 consider all significant events and circumstances that are known to us, and regarding said documents we have no other observations to make.

Additionally, in accordance with existing legal provisions we inform that:

a)  the separate individual financial statements of the company arise from the accounting records taken in their formal aspects in accordance with legal regulations, and maintain the conditions of security and integrity on the basis of which they were authorized by the CNV; and are pending to be registered in the book "Inventories and Financial Statements";

b)  we have reviewed the Board of Directors’ annual report and have no observations to make as regards those matters that are within our competence; and

c)  in exercise of our legal supervision duties, during the period under review, we performed the procedures set forth in Article 294 of Law 19,550 that we consider necessary in accordance with the circumstances, and in this respect, we have no observations to make.

Autonomous City of Buenos Aires, March 9th, 2022.

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Patricio A. Martin

By Surveillance Committee